

The Money Shop
The UK's No1 for cheque cashing, cash advances and cash loans



DFC GLOBAL CORP

ANNUAL REPORT | 2011

Our Business Platforms


Internet & Mobile Lending
DFC


Sefina
Secured Lending


SUTTONS & ROBERTSONS
PAWNBROKERS OF DISTINCTION SINCE 1770


niądze od ręki
Money Now!
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Pożyczki
Lombard
Kantor
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Sprzedaj • Pożycz • Zastaw
Retail Money Services


The Money Shop
The UK's No1 for cheque cashing, cash advances and cash loans
Money Mart
PAYDAY LOANS
GUARANTEE

In fiscal 2011 we provided $8.2 billion in financial services to our customers.

DFC Global Corp. is a leading international financial services company serving under-banked consumers.

Through its nearly 1,300 retail storefront locations, multiple Internet websites and mobile phone and other remote platforms, the Company provides a variety of consumer financial products and services in seven countries across North America and Europe—Canada, the United Kingdom, the United States, Sweden, Finland, Poland and the Republic of Ireland. The Company believes that its customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to the range of financial services it offers, the convenience of its products, the multiple ways in which they may conduct business with the Company and its high-quality customer service. The Company's products and services, principally its short-term single-payment consumer loans, secured pawn loans, check cashing services and gold buying services, provide customers with immediate access to cash for living expenses or other needs. The Company strives to offer its customers additional high-value ancillary services, including Western Union® money order and money transfer products, foreign currency exchange, reloadable VISA® and MasterCard® prepaid debit cards and electronic tax filing. In addition to its core retail products, the Company also provides fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank through the Company's branded Military Installment Loan and Education Services, or MILES®, program.

At June 30, 2011, the Company's global retail operations consisted of 1,269 retail storefront locations, of which 1,198 are company-owned financial services stores, conducting business primarily under the names Money Mart®, The Money Shop®, Insta-Cheques®, MCE®, Suttons and Robertson®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, Optima® and MoneyNow!®. In addition to its retail stores, the Company also offers Internet-based short-term single-payment consumer loans in the United Kingdom primarily under the brand names Payday Express® and PaydayUK®, in Canada under the Money Mart name, and Finland and Sweden primarily under the Risicum® and OK Money® brand names.

Financial Highlights ($ in Millions)

	2009	2010	2011
Total revenue	$ 530.2	$ 633.3	$ 788.4
Store operating expenses	348.4	387.0	481.2
Store operating margin	181.8	246.3	307.2
Margin percentage	34.3%	38.9%	39.0%
Corporate expenses	68.2	86.8	104.1
Interest expense	43.7	68.9	90.8
Provision for litigation settlements	57.9	29.1	(3.7)
Loss on extinguishment of debt	0.0	9.5	0.0
Loss on derivatives not designated as hedges	0.0	12.9	39.3
Unrealized foreign exchange (gain) loss	(5.5)	10.1	(47.0)
Other expenses	9.3	12.8	21.3
Income before income taxes	$ 8.2	$ 16.2	$ 102.4
Pro forma adjustments:			
Non-cash interest on convertible debt	8.9	8.9	8.4
Unrealized foreign exchange (gain) loss	(5.5)	10.1	(47.0)
Non-cash impact of hedge ineffectiveness	0.0	3.6	20.7
Cross-currency swap amortization	0.2	4.2	6.5
Loss on extinguishment of debt	0.0	9.5	0.0
Provision for litigation settlements.	57.9	29.1	(3.7)
Loss on store closings and other	10.3	3.3	0.5
Write-off of acquisition costs	0.5	2.9	8.7
Pro forma income before income taxes	$ 80.5	$ 87.8	$ 96.5
Stores	1,206	1,180	1,269









To Our Shareholders,

I am pleased to announce another year of record performance by our Company. Total consolidated revenue for the fiscal year increased by 24.5% to a record $788.4 million, while total adjusted EBITDA increased by 26.3% to a record $230.2 million. Moreover, over the past five years, total revenue and adjusted EBITDA have grown at a compound annual rate of 17.0% and 22.4%, respectively, despite the weakened economy. This consistent strong performance is a testament to our business diversification strategy, the growing ALICE (or asset-limited, income-constrained, employed) customer demographic we serve, and also the successful investments we have made in our de novo store expansion and global acquisition strategies.

As we have stated before, our business is not typically significantly impacted by economic cycles. In times of economic hardship, paychecks tend to get smaller, so the amount we loan each customer will decrease slightly along with the related fees. In times of economic growth, the opposite occurs and we see slightly larger customer loans and fees. The fundamental nature of our business is that our customers have to work, as they typically have little or no savings to rely upon. In essence, we serve a consumer group that will always be financially challenged due to the lower paying occupations they hold.

Moreover, as prices of natural resources; including food, clothing, and oil, continue to increase, the inherent reduction in disposable income is causing people in higher income brackets to migrate into our customer demographic in increasing numbers to satisfy their short-term credit needs. So, while many companies have to work to create demand for their products and services, we operate in a naturally expanding market.

Additionally, in many parts of the world, the ALICE demographic is being inadequately served, or being served through smaller capital constrained businesses. Our global business strategy and inherent opportunity is to seek out these underserved markets, acquire small store chains or internet-based businesses where available, and leverage the cash flow in the more developed areas of our business to fund the future growth of these newer entities. Consistent with this strategy, we completed a number of strategic acquisitions in fiscal 2011 that position us well for immediate and long-term sustainable growth within our existing and new markets.

In July 2011, we announced the acquisition of Risicum, the leading provider of internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans in Finland and Sweden through both internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. The acquired technology and collections platform is scalable for growth and exportable to other countries in Northern Europe. This acquisition further expands our global footprint and product portfolio to originating unsecured short-term loans in Finland and Sweden, which nicely dovetails with our position as the leading pawn lender in Scandinavia. Given its long-standing product regulations and fragmented competitive landscape, Scandinavia continues to be a strategic market for our products and services.

In April 2011, we completed the acquisition of Purpose U.K. Holdings Limited, the parent company of Month End Money (or MEM). MEM, which was established in 2003, operates under the brand name PaydayUK and is the market leader in the region, providing loans through both internet and telephony-based technologies throughout the United Kingdom. The expansion of our internet lending platform, in concert with our significant financial services store footprint, further strengthens and secures our position as the leading provider of financial services to unbanked and under-banked consumers in the United Kingdom.

We believe one of the most efficient and cost-effective ways to enter new markets and access the growing ALICE population is through an internet-based product delivery platform, as it enables quicker access to customers without having to construct a more expensive store network. As a result of our recent acquisitions, we now offer internet loans in the United Kingdom, Sweden, Finland, and Canada, and expect we will be entering additional countries in the foreseeable future.

In December 2010, we announced the acquisition of Sefina Finance AB, a leading Scandinavian pawn lending business, headquartered in Stockholm, Sweden. Sefina, which has been operating for over 125 years, is the market leader in the region providing pawn loans primarily secured by high quality gold jewelry, diamonds and watches in Sweden and Finland, two markets which have long-standing and highly developed regulations for the pawn lending industry. The successful expansion of our store network in the United Kingdom, combined with the acquisition of Sefina, have positioned our Company as the leading provider of pawn loans in Europe and the third largest pawn lender worldwide. Since pawn loans are provided on the basis of a secured asset as opposed to employment or future earnings, demand for pawn loans tends to be strong in both growing and weakening economies and particularly robust during times of higher unemployment, further insulating our business from changes in general economic conditions while providing another growth platform for our Company.

With respect to our core businesses, the clarification and subsequent passage of provincial regulation last fiscal year allowed us to once again focus on expanding our customer base in Canada in fiscal 2011. Leveraging our position as the lowest cost provider in the industry, we developed and launched sustained mass media advertising campaigns designed to highlight our competitive pricing advantage to customers, significantly increasing the number of new customers entering our stores. We also restarted our de novo store development program in under-penetrated markets in Canada, which we expect to further expand next fiscal year.

With respect to our U.K. business, we opened our 400th company-operated Money Shop store in fiscal 2011. The rapid expansion of our store footprint in the United Kingdom, which represents the largest retail financial services store network of its kind in that market, continues to bolster the Money Shop brand as the leading provider of financial services to the unbanked and under-banked consumers. Furthermore, as the U.K. still has the fewest number of retail financial services stores in relation to the under-banked population, when compared to the U.S. and Canada, we believe there is ample opportunity for the continued growth and expansion of our store network in that market for a number of years to come. Following 69 de novo store openings during fiscal 2011, we intend to open an additional 75 to 100 de novo stores in the United Kingdom during the fiscal year ending June 30, 2012, including a number of high-end pawn lending stores similar to our very successful "Suttons and Robertsons" store format.

As always, I would like to thank our many dedicated employees around the world, who through their commitment and tireless work ethic, continue to position our Company for long-term growth, while at the same time achieving record operating results in the recently completed fiscal year. We have a strong blend of core businesses that generate substantial cash flow and profits, and a number of new businesses in which we can invest that cash for current and long-term growth. In addition, we have an active and robust acquisition pipeline as we continue to evaluate future development and growth prospects. Collectively, with an expanding and significantly underserved global market for our products and services, I believe we are very well positioned for the future. On behalf of the Board of Directors and our 5,000 employees now spanning seven countries, we once again thank you for your continued support and investment in our Company.

Sincerely,



Jeff Weiss

Chairman and Chief Executive Officer

Senior Management Team

Jeffrey Weiss
Chairman of the Board
and Chief Executive Officer

Randy Underwood
Executive Vice President
and Chief Financial Officer

Norm Miller
Executive Vice President
and Chief Operating Officer

Sydney Franchuk
Executive Vice President and
Chairman, National Money Mart

Mike Coury
Senior Vice President and
Chief Information Officer

Jeff Wheatley
Managing Director,
Global Strategy and Development

David Alexander
Senior Vice President,
Chief Human Resources Officer

Ken Fisher
Managing Director of Corporate
Development

Roy W. Hibberd
Senior Vice President,
Corporate Secretary
and General Counsel

Mike Hudachek
Senior Vice President
President, North American
Retail Operations

Carl Spilker
Senior Vice President
and Chief Credit Officer

Paul Mildenstein
Senior Vice President,
Global Strategy and Development

William Athas
Senior Vice President, Finance
Corporate Controller and
Chief Accounting Officer

Eric Erickson
Senior Vice President and Treasurer

Melissa Soper
Senior Vice President,
Corporate Administration

Peter Sokolowski
Senior Vice President,
Corporate Finance and
North American Operations

Carole Cross
Senior Vice President of E-Commerce

Board of Directors

Jeffrey Weiss
Chairman and Chief Executive Officer
DFC Global Corp.

David Jessick
Retired Senior Executive Vice
President and Chief Administrative
Officer
Rite Aid Corporation

Kenneth W. Schwenke
Managing Director
Gravitas, LLC

John Gavin
Operating Partner
LLR Partners

Clive Kahn
Chief Executive Officer
Cardsave Group Limited

Ronald McLaughlin
Chapman, Inc.

Michael Kooper
Area Chairman
Gallagher Benefit Services, Inc.

Corporate Information

Corporate Headquarters
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400
www.dfcglobalcorp.com

Annual Meeting
The annual meeting of
shareholders will be held
at 8:30am on Thursday,
November 10, 2011.

The Boca Raton Bridge Hotel
999 E Camino Real
Boca Raton, FL 33432

Common Stock Listing
The Company's common stock
is listed on the NASDAQ
Global Select Market under
the symbol DLLR.

Registrar and Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(Tel) 800-937-5449

Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(Tel) 215-981-4000

Independent Accountants
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Investor Relations
FTI Consulting
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005
(Tel) 212-850-5600

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50866

DFC GLOBAL CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**23-2636866**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1436 Lancaster Avenue Berwyn, Pennsylvania	**19312-1288**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 296-3400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2010, 24,461,639 shares of the registrant's common stock, par value $0.001 per share, were outstanding (without giving effect to the three-for-two stock split effected as a stock dividend to all stockholders of record on January 20, 2011). As of such date the aggregate market value of voting stock (based upon the last reported sales price in The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately $687,254,467. As of July 31, 2011, 43,772,801 shares of the registrant's voting stock was outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Form 10-K Reference
Portions of Proxy Statement for 2011 Annual Meeting of Shareholders	Part III

DFC GLOBAL CORP.

Table of Contents

Report on Form 10-K for the Year Ended June 30, 2011

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K and the documents incorporated herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," "expects" and similar expressions, involve risks and uncertainties, and relate to, without limitation, statements about our market opportunities, anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in "Item 1A — Risk Factors" of this Annual Report on Form 10-K.

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and our actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These forward-looking statements speak only as of the date on which they are made, and, except as otherwise required by law, we disclaim any obligation or undertaking to disseminate any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

Unless the context otherwise requires, as used in this Annual Report on Form 10-K, (i) the terms "fiscal year" and "fiscal" refer to the twelve-month period ended on June 30 of the specified year, (ii) references to "$," "dollars," "United States dollars" or "U.S. dollars" refer to the lawful currency of the United States of America, (iii) references to "CAD" refer to the Canadian dollar, the lawful currency of Canada, (iv) references to "GBP" refer to the British Pound Sterling, the lawful currency of the United Kingdom of Great Britain and Northern Ireland, (v) references to "SEK" refer to the Swedish Krona, the lawful currency of Sweden, and (vi) references to "EUR" refer to the Euro, the lawful currency of the European Union.

Item 1. *BUSINESS*

General

We are a leading international diversified financial services company serving primarily unbanked and under-banked consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. Through our nearly 1,300 retail storefront locations, multiple Internet websites and our mobile phone and other remote platforms, we provide a variety of consumer financial products and services in seven countries across North America and Europe — Canada, the United Kingdom, the United States, Sweden, Finland, Poland and the Republic of Ireland. We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to the range of financial services that we offer, the convenience of our products, the multiple ways in which they may conduct business with us and our high-quality customer service.

Our products and services, principally our short-term single-payment consumer loans, secured pawn loans, check cashing services and gold buying services, provide customers with immediate access to cash for living expenses or other needs. We strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, foreign currency exchange, reloadable VISA® and MasterCard® prepaid debit cards and electronic tax filing. In addition to our core retail products, we also provide fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an agreement with a major third-party national bank through our branded Military Installment Loan and Education Services, or MILES®, program.

We continue to seek opportunities to expand upon and diversify from our core retail financial services businesses in Canada, the United Kingdom and the United States. In furtherance of that strategy, we completed several significant acquisitions in fiscal 2011. On December 31, 2010, we acquired Sefina Finance AB, which we believe is the largest pawn lender in each of Sweden and Finland. As a result of our April 2011 acquisition of Purpose U.K. Holdings Limited, the largest Internet provider of short-term consumer loans in the United Kingdom, which is commonly referred to as "Month End Money" or "MEM" and operates primarily under the brand name "Payday UK", we both expanded on our existing online presence in the U.K. market and obtained a proven technological platform that we believe we can successfully deploy in other markets. Shortly after the end of fiscal 2011, we continued to execute on our strategy though our acquisition of Risicum Oyj, which offers short-term consumer loans through the Internet and mobile phone technologies in Finland and Sweden. During fiscal 2011, nearly 50% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as secured pawn lending, check cashing, money transfers, gold purchasing and fee-based income generated from our MILES program.

Our networks of retail locations in Canada and the United Kingdom are the largest of their kind by revenue in each of those countries. We believe that we are also the largest pawn lender in Europe by revenue. At June 30, 2011, our global retail operations consisted of 1,269 retail storefront locations, of which 1,198 are company-owned financial services stores, conducting business primarily under the names Money Mart®, The Money Shop®, Insta-Cheques®, mce®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, Optima® and MoneyNow!®. In addition to our retail stores, we also offer Internet-based short-term consumer loans in the United Kingdom primarily under the brand names Payday Express® and PaydayUK®, in Canada under the Money Mart name, and Finland and Sweden primarily under the Risicum® and OK Money® brand names.

We report financial results for our business as three reportable segments — our financial services offerings in each of Canada, Europe and the United States. Information regarding total assets, operating results and other financial information regarding each of our reporting segments for each of the fiscal years ended June 30, 2009, 2010 and 2011 is set forth in "*Item 8. — Financial Statements and Supplementary Data — Note 19*" in this Annual Report on Form 10-K.

Our Industry

We operate in a sector of the financial services industry that serves the basic needs of individuals and small businesses needing quick and convenient access to cash and other financial services. These needs are primarily evidenced by consumer demand for short-term consumer and small business loans, secured pawn lending, check cashing, gold buying, money transfers, prepaid debit cards, foreign currency exchange and other services. Consumers who use these services are often underserved by banks and other financial institutions.

Service sector and self-employed individuals represent the largest portion of the population in each of the countries in which we operate. Many of these individuals periodically require short-term loans to provide cash necessary for living and other episodic expenses. They may not be able, or even desire, to obtain loans from banks as a result of their immediate need for cash, the irregular receipt of payments from their employers, or the unavailability of bank loans in small denominations for short time periods. For those who maintain banking relationships, short-term loan products can provide an alternative to the generally high cost of overdraft fees charged by their banks for overdrawn accounts. Individuals who do not maintain regular banking relationships use services provided by our industry for a variety of reasons, including that they lack sufficient assets to maintain minimum balance requirements or to achieve the benefits of savings with banks, do not write enough checks to make a bank account beneficial, have a dislike or distrust of banks, or do not have a neighborhood bank in close proximity to them.

Despite the inherent demand for basic financial services, access to banks has become increasingly difficult for a significant segment of consumers, especially in United States, Canada and Europe. Many banks have chosen to close their less profitable or lower-traffic locations and to otherwise reduce the hours during which they operate at such locations. Typically, these closings have occurred in neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Furthermore, traditional banks have tended in recent years to eliminate, or have made it difficult or relatively expensive to obtain, many of the services that under-banked consumers' desire.

As a result of these developments, a significant number of businesses offer financial services to service-sector and self-employed individuals. The providers of these services are generally fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary financial services.

Secured pawn lending offers customers a flexible short-term loan secured primarily on gold-based items, such as jewelry, with the exception of our Suttons & Robertson's business in London which accepts pledges on a broad range of high value items of up to GBP 1.0 million.

While the mix of products offered may vary, we believe that the under-banked consumer markets in each of the countries in which we operate will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population in each of our markets and an increase in the number of self-employed, small business and service sector jobs as a percentage of the total workforce.

The demographics of the typical customers for non-banking financial services vary somewhat in each of the markets in which we operate. The type of store and services that appeal to customers in each market differs based on cultural, social, geographic, economic and other factors. The composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market.

Our Markets

We operate primarily in three geographical markets, Canada, Europe (the United Kingdom, Sweden, Finland, Poland and the Republic of Ireland) and the United States. The following chart illustrates our consolidated revenue by geography for fiscal 2011:



Other Europe 3%
United States 18%
United Kingdom 39%
Canada 40%

For more information regarding our consolidated revenue by geography, please see "*Item 8. Financial Statements and Supplementary Data — Note 19*" in this Annual Report on Form 10-K.

Canada

We believe that we are the leading financial services company in Canada serving unbanked and under-banked consumers. We estimate that, across Canada, there are approximately 1,500 individual outlets offering short-term single-payment consumer loans and/or check cashing, including only two other networks of stores exceeding 100 locations in Canada. We believe we operate the largest store network in Canada based upon revenues and profitability, and therefore we believe that we have the largest market share in Canada in our sector.

As of June 30, 2011, our Canadian network consisted of 477 retail financial services stores, of which 455 are company-owned and 22 are operated by franchisees. During fiscal 2011, we opened 16 new retail stores in Canada, and reacquired 40 existing franchised Canadian stores. We anticipate opening approximately 20 to 25 new retail financial services stores in Canada during fiscal 2012, and purchasing additional franchised stores as appropriate opportunities arise. We are located in 12 of the 13 Canadian provinces and territories, with 240 locations in Ontario, 82 locations in British Columbia, 75 locations in Alberta, 20 locations in Manitoba and 60 locations in the other Canadian provinces and territories. We have at least one store in nearly every Canadian city with a population exceeding 50,000.

Our Canadian stores typically offer short-term single-payment consumer loans, check cashing, Western Union money transfer products, foreign currency exchange, prepaid debit cards, gold buying and other ancillary products and services. During fiscal 2011, we began offering pre-paid cellular telephones and related service plans and accessories in certain of our stores in Alberta, British Columbia, Ontario and Quebec in partnership with two Canadian cellular telephone providers. All of our stores in Canada operate under the name "Money Mart", except our locations in Québec, which operate under the name "Instant Cheques" and do not offer short-term single-payment consumer loans. We also offer our short-term single-payment loan products over the Internet to residents of Alberta and Ontario, primarily through our website located at www.moneymart.ca, and are testing pawn lending in Toronto.

Europe

United Kingdom and the Republic of Ireland

Based on information from the British Cheque Cashers Association, we believe that our U.K. stores represent approximately 30% of all stores in the United Kingdom operating in our sector. We believe we operate the largest store network based upon revenues and profitability, and therefore we believe we have the largest market share in our sector, in the United Kingdom. In addition, as a result of our April 1, 2011 acquisition of MEM, and our Express Finance business that we purchased in fiscal 2009, we operate the largest online single-payment short-term lending business in the United Kingdom.

As of June 30, 2011, our U.K. network consisted of 449 retail financial services stores, of which 400 are operated by us and 49 are operated by franchisees or agents. Our stores are located in each of the constituent countries of the United Kingdom, with 368 locations in England, 38 locations in Scotland, 25 locations in Northern Ireland and 17 locations in Wales. We also currently have one store in the Republic of Ireland which we manage along with our U.K. retail stores. During fiscal 2011, we opened 69 new retail stores in the United Kingdom. We anticipate opening approximately 75 to 100 new retail stores in the United Kingdom during fiscal 2012.

Our financial services stores in the United Kingdom typically offer short-term single-payment consumer loans, secured pawn lending, gold buying, check cashing, Western Union money transfer products, foreign currency exchange and other ancillary products and services. Most of our stores in the United Kingdom operate under the name The Money Shop, with the exception of certain franchises operating under the name Cash A Cheque℠. We also offer our short-term single-payment loan products via the Internet through our Express Finance and recently acquired MEM businesses operating primarily through the web addresses www.paydayexpress.co.uk and www.paydayuk.com, respectively.

In addition to our traditional financial services stores and Internet operations in the United Kingdom, our retail financial services store network includes two traditional pawn shops located in Edinburgh and Glasgow, Scotland under the name "Robert Biggar Ltd.", and four high-end pawn shops in London, England doing business since 1770 under the names Suttons & Robertsons, T.M. Suttons℠ and Robertsons℠. We also provide merchant cash advances which are repaid by future credit card receipts under the trade name Business Cash Advance℠.

Sweden and Finland

On December 31, 2010, we acquired Sefina Finance AB, the leading pawn lending business in Scandinavia. Sefina, which has a more than 125 year operating history, provides pawn loans primarily secured by high value gold jewelry, diamonds and watches. As of June 30, 2011, our Scandinavian retail operations consisted of 16 retail pawnbroking locations in Sweden conducting business under the name "Sefina" and 12 retail store locations in Finland operating under the name Helsingin Pantti ℠. We anticipate opening approximately 8 additional pawn lending stores in Sweden and Finland during fiscal 2012.

On July 6, 2011, we acquired Risicum Oyj (Risicum), the leading provider of short-term Internet loans in Finland. Risicum provides loans predominantly in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony-based loans in Sweden.

Poland

Through our 76% controlling interest in Optima, S.A. (Optima), we offer relatively longer-term consumer installment loans in Poland with terms of approximately 40-50 weeks in duration with an average loan amount of $250 to $500. These loans include an in-home servicing feature. Customer sales and service activities are managed through an extensive network of local commission based representatives across seven provinces in Poland.

Additionally, during fiscal 2011, we opened three retail financial services stores in Poland operating under the name "Money Now!". Our Polish retail stores currently offer gold buying, secured pawn lending, Western Union money transfer products and other financial services.

United States

As of June 30, 2011, we operated a total of 312 retail financial services stores in 15 states, including 102 stores in Florida, 99 stores in California, 16 stores in Louisiana, 15 stores in Arizona, and 80 stores across 11 other states. Depending on location, our financial services store locations in the United States offer some or all of a range of financial products and services, including short-term single-payment consumer loans, check cashing, Western Union money transfer products, prepaid debit cards, gold buying and other ancillary services. We operate our stores in the United States primarily under the trade names "Money Mart" and, in Florida, "The Check Cashing Store".

In addition to our network of storefront retail financial services stores in the United States, we also offer our branded Military Installment Loan and Education Services, or MILES, program. Through the MILES program, we provide fee-based services primarily to junior enlisted military personnel seeking to purchase new and used vehicles, including access to loans through an agreement with a major third-party national bank and other ancillary products and services including service contracts and guaranteed asset protection (GAP) insurance. The MILES program operates through an established network with approximately 690 franchised and independent new and used car dealerships, in 25 states, that are in close proximity to significant military installations in the United States. Notwithstanding this extensive presence, we believe that there are opportunities to expand the MILES program geographically, to increase its penetration in certain markets, to expand its product offerings and to increase its penetration with more tenured enlisted military personnel with higher pay grade levels.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading position in each of the markets in which we operate, to enter new markets and to strengthen our overall business. Key elements of our strategy include:

Growth through Disciplined Expansion and Acquisition Since 1990, we have completed more than 100 acquisitions worldwide that have added over 800 company-owned financial services stores to our network, as well as new products, lending and other services platforms and expansion into additional countries, generally with a continuing focus on serving the service sector workforce, small businesses and under-banked consumers generally. We intend to continue to grow our network through the addition of new stores and acquisitions and expansion of our financial services platforms, including fee based processing and origination services, while adhering to a disciplined selection process. We seek to carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. With respect to our core financial services businesses in Canada and the United Kingdom in particular, we intend to continue to add new storefront locations during fiscal 2012 and beyond that offer consumer lending, secured pawn lending, check cashing, debit cards, foreign currency, Western Union money transfer and money order products, gold buying and other services, or a combination of any of these products and services.

In addition to expanding our existing networks of financial services stores in Canada and Europe, we also intend to continue our efforts both to expand our business geographically as well as to diversify into new business lines and financial platform delivery methods that complement our existing businesses, or that otherwise present an opportunity to leverage our knowledge of our core customer segments. With our fiscal 2009 acquisition of a U.K.-based online consumer lending platform and our acquisitions of MEM in April 2011 and Risicum in July 2011, we leveraged our credit analytics knowledge and technology capabilities and increased our expertise within the Internet lending arena, which expertise we believe can be leveraged and exported to other European countries as well as to Canada. As a result of these

acquisitions, we are now the leading provider of short-term single-payment consumer loans via the Internet, mobile phone and other remote platforms in the United Kingdom and Finland.

We also continue to explore, and when appropriate, enter, new markets. By acquiring Sefina, we believe that we will be able to apply our collective knowledge from our secured pawn lending activities in the United Kingdom to Scandinavia, where Sefina is already the largest pawn lender in the market, to continue to increase Sefina's business both within its existing markets as well as to other markets in Europe. In fiscal 2009, we entered the Eastern European market with our acquisition of a controlling interest in Poland-based Optima, which specializes in consumer installment loans, and have since opened three retail financial services stores in Poland. Poland has a population of nearly 40 million people, with a significant percentage of the population currently underserved by the traditional banking industry. The demographics of neighboring Eastern European countries are similar to that of Poland, with the entire population of Eastern Europe approaching 200 million people across several countries, a significant percentage of which resides in urban-industrial areas. We believe that our initial investments and experience in Poland will provide a platform for further expansion throughout Poland and other Eastern European countries.

With our acquisition of Dealers' Financial Services, LLC and its MILES program in December 2009, we diversified into a fee-based business that operates in a different market than our core retail financial services stores, yet adheres to our core focus of serving credit-challenged individuals. Revenue from the MILES program comes both from fees which are paid by a major third-party national bank and fees from auto dealers as well as from fees generated by the sale of ancillary products such as warranty service contracts and GAP insurance coverage. At present, the MILES program is solely focused on providing services to U.S. enlisted military personnel applying for auto loans to purchase new and late model used vehicles. We believe we can leverage MILES existing dealership network and lending platform to other similar customer segments through several planned proprietary strategic growth initiatives.

Introduction of Related Products and Services We offer a wide range of consumer financial products and services, and employ different channels to provide those products and services, designed to meet the demands of our customers in each of the markets in which we do business, including short-term single-payment consumer loans, secured pawn lending, check cashing, gold buying and Western Union money transfer services. To supplement these core products, we seek to provide high-value ancillary products and services, including foreign currency exchange, reloadable VISA and MasterCard brand prepaid debit cards, electronic tax filing and bill payment. These products and services enable our customers to manage their personal finances more effectively, and we continue to expand our service offerings to our customers. For example, during fiscal 2009, we began providing gold buying services in the United Kingdom, and expanded these services to Canada and the United States in fiscal 2010. In fiscal 2011, we entered into partnerships with two cell phone providers for sales of pre-paid cellular phones in our retail stores in Canada. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in our industry.

Capitalizing on our Enhanced Network and System Capabilities With our networks of stores across Canada, the United Kingdom, the Republic of Ireland, the United States, Sweden, Finland and Poland, we believe that we are well-positioned to capitalize on economies of scale. Our centralized core support functions, including credit analytics, collections, call centers, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and leveraging purchasing power with our vendors. We use our proprietary systems to support our customer relations, consumer lending and loan servicing activities, as well as to provide an efficient means to manage our internal reporting requirements and regulatory compliance activities. We plan to continue to take advantage of these efficiencies to further enhance our network and store-level profitability. Furthermore, we intend to leverage these capabilities and efficiencies into online, telephony, and other delivery platforms for our products.

Maintaining our Customer-Driven Retail Philosophy We strive to maintain our customer-service-oriented approach and to meet the basic and diversified financial service needs of our customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain locations, we operate stores that are open 24 hours a day. Our online operations offer customers additional access to our short-term single-payment loan products. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We intend to continue to develop ways to improve our performance, including incentive programs that reward employees for exceptional customer service.

Community Involvement, Ethics and Customer Education We believe that we strengthen our relationships with our business partners through ethical behavior and with our customers through community involvement. We encourage the management of each of our retail stores and business units to involve themselves with their respective local communities. During fiscal 2011, our global business units contributed approximately $1.0 million in charitable contributions, including over $0.3 million to the Japan tsunami relief effort and over $0.5 million to various children's health and welfare organizations.

We believe that it is our responsibility, and in the best interests of our company and our customers, to provide our customers guidance on financial matters and education about our products and services. As a part of our commitment to the long-term financial health of our customers, we encourage our customers to contact our consumer education department for guidance or to report any concerns related to our company loan and other products. We have undertaken consumer education initiatives to advance and support financial education and literacy programs in the communities that we serve, as well as to promote responsible use of our products. Core components of the program include consumer brochures, social media posts, non-profit and charitable grant offerings to support financial education programs, free on-line financial literacy training, and the creation of a consumer education section on our websites.

Our Products and Services

The following chart illustrates our consolidated revenue from each of our products and services, as a percentage of total consolidated revenue, for fiscal 2011:



Gold Sales 6%
Pawn Service Fees and Sales 6%
Other 11%
Consumer Lending 55%
Check Cashing 18%
Money Transfer Fees 4%

For more information regarding our revenue by product, please see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation*" and "*Item 8. Financial Statements and Supplementary Data*" in this Annual Report on Form 10-K.

Short-Term Single Payment Loans

We originate unsecured, single-payment short-term consumer loans at most of our retail financial service locations in Canada, the United Kingdom and the United States. We bear the entire risk of loss related to these loans. We originated approximately $1.8 billion of short-term single-payment consumer loans during fiscal 2010 and approximately $2.2 billion during fiscal 2011.

Our single-payment short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer's personal check or an authorization to debit the customer's bank account via an Automated Clearing House (ACH) or similar transaction for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for collection by manual deposit or an electronic debit to the customer's bank account for the amount due. In Canada, single-payment short-term consumer loans are issued to qualified borrowers based on a percentage of the borrowers' income in amounts up to CAD 1,500, with typical repayment terms of 1 to 35 days. We issue single payment short-term consumer loans in the United Kingdom for up to GBP 750, with a maximum term of 30 days. In the United States, these loans are made for amounts up to $1,000, with terms of 7 to 45 days.

We also offer short-term single-payment consumer loans via the Internet in the United Kingdom, in the provinces of Ontario and Alberta, Canada, and, as a result of our recent acquisition of Risicum Oyj, in Finland and Sweden. Internet-originated loans are predominantly made by directing the customer to one of our websites, generally through direct online marketing. Once at the website, the customer completes an online application for a loan by providing his or her name, address, employment information, desired loan amount and bank account information. The information is automatically screened for fraud and other indicators and, based on this information, an application is approved or declined. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is directly deposited into the customer's bank account.

In addition to our lending activities in Canada, the United Kingdom and the United States, we offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in western Poland.

Because our revenue from our global consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term single-payment consumer loan products due to the number of unpaid balances beyond stated terms. We have instituted control mechanisms and a credit analytics function that have been very effective in managing risk in our unsecured consumer lending activities. We operate centralized collection centers to coordinate a consistent approach to customer service and collections in each of our markets. Our risk control mechanisms include, among others, the daily monitoring of initial return rates with respect to payments made on our unsecured short-term consumer loan portfolio. We have also implemented proprietary predictive scoring models that are designed to limit the amount of unsecured short-term loans we offer to customers who statistically would likely be unable to repay their loan. As a result, we believe that we are less likely to sustain a significant credit loss from a series of transactions or launch of a new product.

We had approximately $100.9 million and $161.9 million of net unsecured consumer loans outstanding as of June 30, 2010 and 2011, respectively. These amounts are reflected on our audited balance sheets included elsewhere in this Annual Report on Form 10-K as consumer loans, net. Consumer loans, net at June 30, 2010 and 2011 are reported net of a reserve of $10.4 million and $14.9 million, respectively, related to consumer lending. Loans in default as of June 30, 2010 was $9.3 million, net of a $21.8 million allowance, and was $13.8 million, net of a $37.7 million allowance at June 30, 2011. See "*Management's Discussion and Analysis*

of Financial Conditions and Results of Operations" and "*Item 8. Financial Statements and Supplementary Data — Note 2*" in this Annual Report on Form 10-K for more information regarding our consumer loan loss reserve policy.

Secured Pawn Lending

We offer secured pawn loans through our retail stores in Sweden and Finland and at most of our retail financial services locations in the United Kingdom. We also operate two traditional pawn shops in Edinburgh and Glasgow, Scotland, and three high-end pawn shops in London, England specializing in high value gold jewelry, watches and diamonds. For fiscal 2010 and fiscal 2011, we generated total revenues from secured pawn lending of $19.9 million and $48.0 million, respectively.

When receiving a pawn loan, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement to the customer, along with the proceeds of the loan. The customer agrees to pay a finance and service charge to compensate us for the use of the funds loaned and to cover direct operating expenses related to the pawn transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, as permitted by applicable law. If the customer does not repay the loan and redeem the property, the customer forfeits the property to us, and we dispose of the property. We do not have recourse against the customer for the pawn loan. We rely on the disposition of the pawned property to recover the principal amount of an unpaid loan, plus a yield on the investment. As a result, the customer's creditworthiness is not a significant factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status.

Depending on location, we estimate that 80% to 100% of the items pawned to us are gold-based items, such as jewelry, and have a per item fair value of approximately $600-$1,000, with the exception of our Suttons and Robertson's business in London, which accepts pledges that are significantly in excess of that amount, with fair values of up to GBP 1.0 million. We have in-store testing equipment to evaluate the purity and weight of the gold items presented for pawn which we believe allows us to obtain a higher level of certainty regarding the pledged item's fair value. The amount actually loaned in a pawn lending transaction is based on the fair value of the pledged item, and is generally 50% to 80% of the appraised fair value of the pledged item. This variability is due to a variety of factors, including the potential for decreases in the appraised value and individual market conditions. The average term of a pawn loan is six months or less.

Our historical redemption rate on pawn loans is in excess of 85%, which means that for more than 85% of our pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer fails to reclaim his or her property by repaying the loan, the pledged item is, within several weeks of the customer's default, sold at auction or to a smelter, or offered for sale in our retail stores or through wholesalers. To the extent that the amount received upon such sale is in excess of the original loan principal plus accrued interest and fees, we return that excess amount received over and above our recorded asset to the customer in accordance with applicable law.

Check Cashing

Customers may cash all types of checks at our check cashing locations, including payroll checks, insurance proceeds checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear a bank. Before we distribute cash, we verify both the customer's identification and the validity of the check, occasionally using multiple sources, as required by our standard verification procedures. Customers are charged a fee for this service, which is typically calculated as a percentage of the face value of the check. The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores.

In recent years, the number and aggregate face value of checks that we have cashed at our stores has declined in all of our geographical core markets. Studies by the Federal Reserve Board and others suggest that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. Moreover, we believe that the recent global economic downturn, which has affected all of the

countries in which we operate, and continuing high unemployment rates, have significantly contributed to the decline in our check cashing business. In response to these developments, we have increasingly focused on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than government checks.

Other Retail Services and Products

In addition to short-term consumer loans, secured pawn lending and check cashing services, we offer our customers a variety of financial and other products and services at our retail financial services locations. These services, which vary from store to store, include Western Union money order and money transfer products, gold buying, foreign currency exchange, VISA and MasterCard branded reloadable debit cards, electronic tax filing, bill payment and prepaid local and long-distance phone services. Among our most significant other financial services products and services are:

Money Transfers. Through a strategic alliance with Western Union in Canada, the United Kingdom, the United States and Poland, our customers can transfer funds to any location in the world providing Western Union money transfer services. Western Union currently has approximately 430,000 agents in more than 200 countries throughout the world. We receive a percentage of the commission charged by Western Union for each money transfer transaction. For fiscal 2010 and fiscal 2011, we generated revenue from money transfers of $27.5 million and $32.1 million, respectively, primarily at our financial services stores in Canada, the United Kingdom and the United States.

Gold Purchasing. In a majority of our retail financial services stores, we purchase gold and other precious metals from customers, typically in the form of jewelry, and sell these items to smelters or other third parties or, in the case of jewelry and other marketable items, offer them for retail sale in certain of our stores. For fiscal 2010 and fiscal 2011, we generated revenue from gold and other metals purchases of $43.0 million and $46.5 million, respectively.

Foreign Currency Exchange. We offer customers foreign exchange services in many of our retail financial services stores. We derive foreign currency exchange revenues through the charging of a transaction fee, as well as from the margin earned from purchasing foreign currency at wholesale exchange rates and selling foreign currency to customers at retail exchange rates. For fiscal 2010 and fiscal 2011, we generated revenue from foreign currency exchange of $14.4 million and $17.5 million, respectively.

Prepaid Debit Cards. We offer prepaid Visa and MasterCard branded debit cards in Canada, the United Kingdom and the United States as an agent for third party issuing banks. For fiscal 2010 and fiscal 2011, we generated revenue from prepaid debit card sales of $13.2 million and $17.1 million, respectively.

MILES Program

Through our MILES program, we provide fee based services to enlisted U.S. military personnel applying for auto loans to purchase new and late-model, low-mileage used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank. Our partner third-party national bank approves the loans, funds and maintains the loan portfolio on its balance sheet, and bears any risk of repayment default. We derive revenue from the fees related to the loan application, an interest rate spread between the rate that the third-party lender receives and the rate that the borrower pays and fees from the auto dealers, as well as commission fees from the sale of warranty service contracts and GAP insurance coverage.

The MILES program operates through an established network of approximately 690 franchised and independent new and used car dealerships according to underwriting protocols specified by the major third-party bank lender and servicer. We maintain relationships with this network of car dealerships through an experienced group of local sales representatives. To be part of the MILES network, dealerships must first be certified by us and agree to comply with a number of vehicle quality and sale stipulations. In particular, the

vehicle being financed by the bank lender through the MILES program must be less than five years old, have fewer than 75,000 miles on the odometer and pass a comprehensive quality inspection.

The bank lender's unique underwriting standards and the ability to purchase service contracts and GAP insurance policies at a discount are designed to help insulate the borrower from events that typically lead to a loan default. GAP insurance covers the difference between the outstanding loan amount and the retail value of the automobile, in the event the vehicle is classified as a "total loss" due to unforeseen events such as a collision, mechanical failure or theft. As part of the MILES program, the borrower is also required to complete, at no charge, an educational course administered by us covering such topics as credit counseling, personal budgeting, and vehicle purchase and maintenance training.

Operations

Facilities and Hours of Operation

As part of our retail and customer-driven strategy, we seek to present a clean, attractive and secure environment, and an appealing format for our retail financial services stores. We follow a set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our core customers. Size varies by location, but our stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the customer service representative and back office areas. Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. In certain locations, we operate stores, seven days per week and twenty-four hours a day. Furthermore, our online and other remote platforms offer our customers additional access to our short-term single-payment loan products.

Structure

Our senior management resides at our corporate headquarters in Berwyn, Pennsylvania, and is responsible for our overall strategic direction. This corporate staff includes our global executive management, global strategy, global business development and acquisitions, corporate finance, investor relations, global compensation and benefits, global credit, technology, e-commerce and legal functions, as well as global compliance functions, including internal audit, risk management, and privacy. We also maintain administrative offices in each of the geographical markets in which we operate. We maintain separate management and store support operations and other centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing for each of the countries in which we operate.

We maintain, in each country in which we operate a network of stores, a store-management organization that is responsible for the day-to-day operations of the retail financial services stores in that country. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a regional vice president who typically supervises approximately five district managers. The regional vice presidents report to the head of operations in each of our divisional corporate offices.

We have centralized facilities in Canada, the United Kingdom, the United States, Scandinavia and Poland to support our consumer lending activities in each of those countries. Our staff at each of these locations performs inbound and outbound customer service for current and prospective consumer loan customers, including collections for past-due consumer loans. Our management at these facilities includes experienced call-center operations, customer service, information technology and collections personnel. We believe that these centralized facilities have helped us both to improve our loan servicing significantly and to reduce credit losses on loans originated by us, and significantly enhances our ability to manage the compliance responsibilities related to our consumer lending operations in the markets in which we operate. We believe that our ongoing investment in, and organization-wide focus on, our compliance practices provides us with a competitive advantage relative to many other companies in our industry.

Technology

We maintain an enterprise-wide transaction processing computer network. We believe that this system improves our customer service by reducing transaction time and allows us both to manage our loan-collection efforts and returned-check losses better and to comply with regulatory recordkeeping and reporting requirements.

We continue to enhance our point-of-sale transaction processing systems, which are composed of a networked hardware and software package with integrated database and reporting capabilities. Our point-of-sale systems provide our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit-verification and check cashing processes. We also utilize an enhanced centralized loan-management and collection system that provides improved customer service processing and management of loan transactions. The loan-management system and collection system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology to reduce both processing and loan-closing times. Our point-of-sale systems, together with the loan-management and collection systems, have enhanced our ability to offer new products and services and overall customer service.

Security

Robbery and employee theft are significant operational risks that we face. We have sought to deploy extensive security and surveillance systems, dedicated loss prevention and security personnel and management information systems throughout our operations to address areas of potential risk. We believe that our systems are among the most effective in our industry. Accordingly, net security losses represented 0.3% and 0.2% of total revenues for fiscal 2010 and fiscal 2011, respectively.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, with back office, safe and computer areas locked and closed to customers. Security measures in each of our stores include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls, and ceilings and tracking of all employee movement in and out of secured areas. Employees use devices to ensure safety and security whenever they are outside the secure teller area. Additional security measures include sophisticated alarm systems, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes. Because we handle cash and negotiable instruments at our locations, daily monitoring, an internal auditing program including periodic unannounced store audits and cash counts at randomly selected locations, and immediate responses to irregularities are employed by us in combating defalcations.

Advertising and Marketing

We employ a variety of media to advertise the products and services that we offer in our financial services stores and online, including point of purchase and in-store promotions, mass media including television and radio advertisements, electronic media including text messaging, e-mail campaigns, search engine marketing and web site marketing, and community activities, which we believe allows us to become a trusted part of the community with locally designed and executed programs like charity fundraisers and sponsorship of community events. The nature and type of advertising employed differs by geographical market and the products we are seeking to emphasize. Our in-store and online transaction databases allow us to develop direct marketing strategies to communicate to existing customers and prospective customers who have similar demographic characteristics. We actively measure and conduct testing of our advertising programs to ensure we achieve a positive return on investment.

Proprietary Rights

We hold the rights to a variety of service marks relating to the financial services that we provide in our financial services stores and in our other businesses. In addition, we maintain service marks relating to the various names under which our stores operate. Our registered trademarks include Money Mart®, The Money Shop®, Insta-Cheques®, Check Mart®, The Check Cashing Store®, Cash 'Til Payday®, CustomCash®,

Momentum®, Payday Express®, Month End Money®, Payday UK®, Sefina®, Helsingin Pantti℠, Cheque In Cash Out®, Real People. Fast Cash®, EasyTax®, Zap-It®, Fast Cash Advance®, CC®, optima®, mce®, Business Cash Advance®, Suttons and Robertson®, Money Now! ®, Risicum®, OK Money® and MILES®.

Franchises

As of June 30, 2011, we had 22 franchise locations in Canada and 49 in the United Kingdom. These franchised locations are subject to franchise agreements with us that have varying durations and have been negotiated individually with each franchisee. We are not actively marketing franchises in any of our markets.

Employees

As of June 30, 2011, we employed approximately 5,375 persons worldwide, consisting of 764 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments, and 4,610 persons in our retail stores and online operations and other operational functions, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel. Other than a small number of our employees in Europe, none of our employees are represented by a labor union, and we believe that our relations with all of our employees are good.

Seasonality

Our business is somewhat seasonal primarily due to the impact of several tax-related service offerings, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans in Canada. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Competition

We face significant competition in each of the countries in which we operate, and for each of the services and products that we offer in those countries. Our industry includes companies that offer automated check cashing machines and franchised kiosk units that provide check cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls. We believe that, ultimately, convenience, hours of operations, accessibility and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

Because we currently operate in seven countries, and intend to enter into additional markets, we face different competitive conditions across our operations. Competition is driven in part by the demographics of the potential customer base in each market, laws and regulations affecting the products and services we offer in a particular country or regional jurisdiction, platforms from which services are provided, and socio-economic factors present in each market.

The finalization of provincial regulations in Canada for single-payment short-term consumer loans has caused certain existing competitors to expand their operations and some U.S.-based competitors have begun to enter the Canadian market. Notwithstanding this increased competition, we believe that the regulations adopted by a majority of the Canadian provinces in which we do business, including Ontario, British Columbia and Alberta, present an opportunity to leverage our multi-product platform and to improve our share of the Canadian market by continuing to offer the lowest product pricing as compared to our competitors.

Recent research indicates that the U.K. market for small, short-term single-payment loans is served by approximately 1,200 store locations, which include check cashers, pawn brokers and home-collected credit companies, in addition to approximately 20 on-line lenders.

In Sweden, we believe that the market for pawn lending currently includes approximately 50 stores. We believe the Finnish pawn lending industry comprises approximately 30 stores, as well as 10 to 20 Internet lending competitors.

In the United States, our industry is highly fragmented. According to Financial Service Centers of America, Inc., there are approximately 7,000 neighborhood check cashing stores and, according to published equity research estimates by Stephens Inc., there are approximately 22,000 short-term lending stores. There are several public companies in the United States with large networks of stores offering single-payment consumer loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

In addition to other check cashing stores and consumer lending stores and financial services platforms in each of the countries in which we operate, our competitors include banks and other financial services entities, as well as retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer's account and made payable to the store.

Regulation

We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock. In particular, we are subject to the regulations described below as well as regulations governing currency reporting, privacy and other matters described elsewhere in this Annual Report on Form 10-K, including under "*Item 1A — Risk Factors*".

Consumer Lending

Prior to 2007, our consumer lending activities in Canada were subject to a federal usury ceiling and provincial licensing in certain provinces. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to permit each province to assume jurisdiction over, and the development of, laws and regulations of short-term single-payment consumer loan products such as ours. To date, the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia have passed legislation regulating short-term single-payment consumer lenders and each has, or is in the process of, adopting regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices. We believe that the short-term single-payment consumer loan products that we currently offer in each regulated province conform to the applicable regulations of such province. We do not offer short-term single-payment consumer loans in Quebec or Newfoundland.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe that we have complied with these regulations where we were not already registered by HM Revenue and Customs.

Short-term single-payment consumer loan products are subject to a variety of regulations at the federal, state and local levels in the United States. Currently, short-term single-payment consumer loan products are primarily regulated at the state level. Several states prohibit certain short-term single-payment consumer loan products and, as a result, we only offer check cashing and other non-loan products in those states. In other states in which operate, applicable laws and regulations typically limit the principal amount that we may offer

and the maximum fees that we may charge on our short-term single-payment consumer loans. Some states also limit a customer's ability to renew an advance and otherwise require certain consumer disclosures. These regulations in many cases also specify minimum and maximum maturity dates and, in some case, impose mandatory "cooling off" periods between transactions. We believe that our short-term single-payment consumer loan products are in compliance with the applicable laws and regulations of the states in which we offer such products.

At the federal level, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the Gramm-Leach-Bliley Act, and the regulations promulgated pursuant to each, impact our short-term loan products. Among other things, these laws and regulations require disclosure of the principal terms of each transaction to every customer, including the dollar amount of finance charges and the applicable imputed annual percentage rate, prohibit false or misleading advertising, prohibit discriminatory lending practices and prohibit unfair credit practices.

On July 21, 2010, President Obama in the United States signed into law the Consumer Financial Protection Act of 2010 which, among other things, created a federal Bureau of Consumer Protection with regulatory jurisdiction over large non-depository financial companies, including us. Under this law, the Bureau of Consumer Protection has broad authority to prescribe regulations over what it determines to be unfair, deceptive or abusive practices, including the ability to curtail or make unlawful any products falling within its regulatory authority. We cannot predict what, if any, action the Bureau of Consumer Protection might take with respect to short-term single-payment consumer loans.

Short-term single-payment consumer loans have also been the subject of several other proposed bills in the U.S. House and Senate that would impose limits on the interest and fees on such products. To date, none of these bills have moved past committee review.

In addition to state and federal laws and regulations, we are also subject to various local rules and regulations such as local zoning regulations and licensing requirements. These local rules and regulations are subject to change and vary by location.

Check Cashing

In Canada, the federal government generally does not regulate check cashing activities, nor do the provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Québec and Saskatchewan, where check cashing stores are not permitted to charge a fee to cash government checks, and Manitoba, where the province imposes a maximum fee to cash government checks.

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the maker. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003, the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed, and in 2007, they were further enhanced to require background checks of persons running such businesses as a requirement of granting a license. We believe that we currently comply with these rules and regulations.

To date, regulation of check cashing fees in the United States has occurred on the state level. We are currently subject to fee regulation in seven states in which we operate: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our check cashing fees comply with applicable state regulations. Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states have also imposed recordkeeping requirements, while other states require check cashing stores to file fee schedules with state regulators.

Currency Reporting

The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests of $10,000 or more. This act also requires submitting suspicious transactions reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

The Terrorism Act of 2000 and the Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom's criminal money laundering offenses. The Money Laundering Regulations of 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty's Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that identity is taken for any person carrying out single or multiple foreign exchange transactions exceeding the GBP equivalent of EUR 15,000 and for the cashing of any third-party check, in any amount. Additionally, regulations require the submission of suspicious transaction reports to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer's known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements and believe that we are in compliance with these regulatory requirements.

Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, and maintenance of records regarding the purchase of money orders and wire transfers for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Suppression Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the PATRIOT Act. The U.S. Treasury Department's Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. We maintain procedures to assure compliance with these requirements.

Privacy of Personal Information

We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We believe that the procedures and systems that we maintain safeguard such information as required.

Corporate Information

DFC Global Corp. is a Delaware corporation formed in 1990. Prior to August 2011, our corporate name was "Dollar Financial Corp.". We operate our store networks and Internet businesses through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. Members of the public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Members of the public may also obtain information on the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, www.dfcglobalcorp.com as soon as reasonably practicable after they are filed electronically with the SEC.

Item 1A. *RISK FACTORS*

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash from operations, which depends on many factors beyond our control, we may not be able to satisfy our debt service or other liquidity requirements.

As of June 30, 2011, we had an aggregate of $870.9 million in outstanding indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations and to satisfy our working capital and other liquidity needs, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. If we are unable to make the required payments on our debt obligations, we would be in default under the terms of our indebtedness which could result in an acceleration of our repayment obligations. Any such default, or any attempt to alter our business plans and operations to satisfy our obligations under our indebtedness, could materially adversely affect our business, prospects, results of operations and financial condition.

Changes in applicable laws and regulations governing our business may have a significant negative impact on our results of operations and financial condition.

Our business is subject to numerous federal, state, local and foreign laws, ordinances and regulations in each of the countries in which we operate which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect, among other things:

- lending practices, such as truth in lending and installment and single-payment lending;
- interest rates and usury;
- loan amount and fee limitations;
- check cashing fees;
- licensing and posting of fees;
- currency reporting;
- privacy of personal consumer information;
- prompt remittance of proceeds for the sale of money orders; and
- the location of our stores through various rules and regulations such as local zoning regulations and requirements for special use permits.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industry are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our consumer lending products in particular are subject to regulations in each of the markets in which we operate that significantly impact the manner in which we conduct our business. In Canada, the Canadian Parliament amended the federal usury law in 2007 to permit each province to assume jurisdiction over and the development of laws and regulations regarding our industry. To date, Ontario, British Columbia, Alberta, Manitoba, Saskatchewan and Nova Scotia have passed legislation regulating short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum fees and regulate collection practices. There can be no assurance that these regulations will not have a detrimental effect on our consumer lending business in Canada in the future.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Our non-compliance with these rules could render a loan agreement unenforceable.

Short-term consumer loans have come under heightened regulatory scrutiny in the United States in recent years resulting in increasingly restrictive regulations and legislation at the state and federal levels that makes offering such loans less profitable or attractive to us. Regulations adopted by some states require that all borrowers of certain short-term loan products be listed on a database and limit the number of such loans that a borrower may have outstanding. Legislative or regulatory activities may also limit the amount of interest and fees to levels that do not permit the offering of cash advance loans to be feasible, may limit the number of short-term loans that customers may receive or have outstanding, or may prohibit entirely short-term loan

products. Additionally, the U.S. Congress continues to receive significant pressure from consumer advocates and other industry opposition groups to adopt such legislation at the federal level. In July 2010, President Obama in the United States signed into law the Consumer Financial Protection Act of 2010 which, among other things, created a federal Bureau of Consumer Protection with regulatory jurisdiction over large non-depository financial companies, including us. Under this law, the Bureau of Consumer Protection has broad authority to prescribe regulations over what it determines to be unfair, deceptive or abusive practices, including the ability to curtail or make unlawful any products falling within its regulatory authority. We cannot predict what, if any, action the Bureau of Consumer Protection may take with respect to short-term consumer loans, and any such actions could have an adverse impact on our business, prospects, results of operations and financial condition.

The modification of existing laws or regulations in any of the jurisdictions in which we operate or in which we contemplate new operations, or the adoption of new laws or regulations restricting or imposing more stringent requirements, on our consumer lending or check cashing activities in particular, could increase our operating expenses, significantly limit our business activities in the effected markets limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations, and financial condition.

We have engaged, and may engage in the future, in acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have historically expanded our business through strategic acquisitions, and a key component of our growth strategy is to continue to pursue acquisition opportunities. We may not, however, be able to achieve the anticipated benefits from the acquisition or investment due to a number of factors. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance, particularly in the case of a larger acquisition or multiple acquisitions completed in a short period of time. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in a significant diversion of our management's time, as well as out-of-pocket costs.

The consideration paid for an acquisition or investment may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or to obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

The ongoing global economic uncertainties may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate may reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures, and general economic uncertainty may affect our loss experience.

If internal funds are not available from our operations and after utilizing our excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity

needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under our credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

Consumer advocacy groups, certain media reports, and some regulators and elected officials in the several jurisdictions in which we conduct business have from time to time advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize our products and services as being predatory or abusive toward consumers. This difference in credit cost may become more pronounced if a consumer does not repay a loan promptly, instead electing to renew the loan for one or more additional short-term periods. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for anticipated losses on consumer loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of June 30, 2011, our allowance for loan losses on consumer loans that were not in default was $14.9 million and our allowance for losses on loans in default was $37.7 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

As of June 30, 2011, we had goodwill of $758.5 million, representing a significant portion of the $1.7 billion in total assets reflected on our consolidated balance sheet as of such date. A substantial portion of our goodwill represents assets capitalized in connection with our historical acquisitions and business combinations. Accounting for intangible assets such as goodwill requires us to make significant estimates and judgments, and as a result we may not realize the value of such intangible assets. In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. A variety of factors could cause the carrying value of an intangible asset to become impaired, including that our cash

flow from operations is not sufficient to meet our future liquidity needs. Should such a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our reported results of operations and could materially impact the reported balance of our total stockholders' equity.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to several legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive, and we believe that the market may become more competitive as the industry consolidates. In addition to other consumer lending, secured pawn lending, and check cashing stores in the markets in which we operate, we compete with banks and other financial services entities and retail businesses that offer consumer loans, extend pawn loans, cash checks, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.

We currently conduct significant operations internationally. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.

Foreign currency fluctuations and unexpected changes in foreign tax rates may adversely affect our reported results of operations.

We currently generate a majority of our revenue outside the United States. Our foreign subsidiaries accounted for 77.4% and 81.8% of our total revenues for the years ended June 30, 2010 and 2011, respectively. As a result, our reported results of operations are vulnerable to currency exchange rate fluctuations, principally in the Canadian dollar, the British pound, the Swedish Krona and the Euro against the United States dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive of unrealized foreign exchange gains of $49.7 million, losses on derivatives not designated as hedges of $39.3 million, litigation proceeds of $3.9 million and losses on store closings of $0.6 million) by approximately $9.9 million for the twelve months ended June 30, 2011 and $9.2 million (exclusive of losses on extinguishment of debt of $8.4 million, unrealized foreign exchange losses of $10.2 million, losses on derivatives not designated as hedges of

$12.9 million, litigation expense of $22.6 million and losses on store closings of $0.9 million) for the twelve months ended June 30, 2010. This impact represents 10.8% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2011 and 11.3% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2010.

The international scope of our operations may contribute to increased costs that could negatively impact our operations.

Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business than we would if we only conducted operations domestically. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations. Furthermore, our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

A reduction in demand for our products and services, and failure by us to adapt to such potential reduction, could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products, changes in customers' preferences or financial conditions. Furthermore, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume or type of transactions that we process and have an adverse effect on our revenues and results of operations. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Each modification, new product or service, and alternative method of conducting business is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, legal costs, and other incremental start-up costs. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. The effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

Our check cashing services may further diminish because of technological advances.

We derive a significant portion of our revenues from fees associated with cashing payroll, government and personal checks. In fiscal 2011, we generated approximately 18.3% of our total consolidated revenues from fees associated with check cashing. There has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which in part contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in Canada, the United Kingdom, the United States, Sweden, Finland, Poland and the Republic of Ireland and other international markets, is subject to significant risks. Our continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other

factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing retail financial services stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores, the ability to obtain required permits and licenses and continuing favorable legal and regulatory conditions. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store places demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations and our ability to service our indebtedness.

Our MILES program relies upon exclusive and non-exclusive contractual relationships with its service providers, the loss of any of which could adversely affect the performance of the MILES business and our results of operations generally.

Our MILES program provides fee-based services to junior enlisted military personnel applying for automobile loans. The MILES program generates its operating revenue from fees paid by a major third-party national bank funding the loans, fees from auto dealers and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. We rely upon exclusive contractual relationships with the third-party national bank for the funding and servicing of auto loans made in connection with the MILES program, and non-exclusive arrangement with other providers for warranty service contracts and GAP insurance contracts. However, if any or all of these contractual relationships were terminated, or if events were to occur which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by it for the services provided under these contractual relationships, we could be required to locate new or alternate service providers for our MILES program. In such event, and until we would be able to locate new or alternate service providers, our MILES program business could be significantly disrupted. In addition, such new or alternate service providers may offer services that are more costly to MILES' customers or that pay premiums or fees below the level that we currently receive. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

United States defense budget cuts that reduce enlistments or the number of active duty military personnel, or high levels of overseas troop deployments, could harm our MILES program business.

The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. In addition, high levels of troop deployments overseas can decrease the number of U.S.-based active military personnel, thus reducing the pool of target MILES customers. Changes in troop deployment and cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential MILES program customers or potentially reduce demand for the services offered by us through our MILES program which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks and making electronic tax filings. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31, when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results could be adversely impacted.

Because we maintain a supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a supply of cash in each of our retail financial services stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our executive management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions, and providing expertise in managing our developing international operations. The loss of the services of one or more members of our executive management team could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

A catastrophic event or security breach at our corporate or international headquarters or our centralized call-center facilities could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, Bichester, England and Nottingham, England. We also maintain centralized call-center facilities in each of these locations as well as in Salt Lake City, Utah that perform customer service, collection and loan-servicing functions for our consumer lending business. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

A security breach of our computer systems could also interrupt or damage our operations or harm our reputation, and could subject us to significant liability if confidential customer information is misappropriated from our computer systems. Despite the implementation of significant security measures, these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to our systems, which could have a material adverse effect on our business.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our retail financial services stores and other businesses. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended June 30, 2011, the market price of our common stock has been as high as $23.50, and as low as $9.93. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including global economic and market conditions, quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the growth and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a board of directors that is classified such that only one-third of directors are elected each year;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These and similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

All of our company-operated stores and our administrative offices are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. The leases for our company-operated stores may contain provisions for additional rental charges based on revenue and payment of real estate taxes and common area charges. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and recovery systems, computers, time-delayed safes and other office equipment. With respect to leased locations open as of June 30, 2011, the following table shows the total number of leases expiring during the periods indicated, without assuming the exercise of any applicable renewal options:

Period Ending June 30,	Number of Leases Expiring
2012	219
2013 - 2015	570
2016 - 2020	365
2021 - 2025	102
	1,256

Store Operations

Locations

The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

Markets/Reporting Segments	June 30, 2009	2010	2011
UNITED STATES			
Company-operated	358	325	312
	358	325	312
WE THE PEOPLE*			
Franchised locations	49	7	—
	49	7	—
CANADA			
Company-operated	399	403	455
Franchised locations	62	62	22
	461	465	477
EUROPE			
Company-operated	274	330	431
Franchised/agent locations	64	53	49
	338	383	480
Total Stores	1,206	1,180	1,269

* **Included in our Other reporting segment.**

The following table reflects the change in the number of stores during fiscal years 2009, 2010 and 2011:

	2009	2010	2011
Number of stores at beginning of period	1,452	1,206	1,180
New stores opened	28	56	88
Stores acquired	17	7	71
Stores closed	(136)	(36)	(19)
Net change in franchise/agent stores	(155)	(53)	(51)
Number of stores at end of period	1,206	1,180	1,269

Item 3. ***LEGAL PROCEEDINGS***

The information required by this Item 3 is incorporated by reference herein to the section in *"Item 8. Financial Statements and Supplementary Data — Note 18. Contingent Liabilities"* of this Annual Report on Form 10K.

Item 4. ***REMOVED AND RESERVED***

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "DLLR." Below is a summary of the high and low sales prices of our common stock for each quarterly period during the two-year period ending June 30, 2011 as reported on the NASDAQ Global Select Market. On January 10, 2011, the Company announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All amounts presented below were retroactively adjusted for the common stock split.

Period	High	Low
July 1, 2009 until September 30, 2009	$12.66	$ 8.59
October 1, 2009 until December 31, 2009	$17.00	$ 9.99
January 1, 2010 until March 31, 2010	$16.87	$13.53
April 1, 2010 until June 30, 2010	$18.14	$11.73
July 1, 2010 until September 30, 2010	$14.23	$ 9.93
October 1, 2010 until December 31, 2010	$19.15	$13.33
January 1, 2011 until March 31, 2011	$21.79	$18.79
April 1, 2011 until June 30, 2011	$23.50	$20.00

Holders

On June 30, 2011, there were approximately 116 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. Our global revolving credit facility contains restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements included elsewhere in this Annual Report as Form 10-K. For example, Dollar Financial Group, Inc.'s ability to pay dividends or to make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Performance Graph

The rules of the Securities Exchange Commission require us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity index and (ii) a published industry or peer group index. Set forth below is a graph and table indicating the value at the end of the specified time periods of a $100 investment made on June 30, 2006 in our common stock and similar investments made in the Nasdaq Composite Index and securities of companies in a peer group of financial services companies comprised of Advance America Cash Advance Centers, Inc., Cash America International, Inc., EZCorp Inc., First Cash Financial Services, Inc., and QC Holdings, Inc. The graph and table assume the reinvestment of any dividends received.



DOLLARS
200
150
100
50
0
6/06
12/06
6/07
12/07
6/08
12/08
6/09
12/09
6/10
12/10
6/11
DFC Global Corp.
NASDAQ Composite
Peer Group

	6/06	12/06	6/07	12/07	6/08	12/08	6/09	12/09	6/10	12/10	6/11
DFC Global Corp.	100.00	154.78	158.33	170.50	83.94	57.22	76.61	131.33	109.94	159.06	180.42
NASDAQ Composite	100.00	113.05	122.33	124.95	108.31	74.39	86.75	107.90	100.42	126.64	132.75
Peer Group	100.00	116.06	112.00	80.27	68.95	64.35	59.55	84.14	82.39	107.57	149.08

Item 6. *SELECTED FINANCIAL DATA*

In millions, except share and per share amounts and store data:

	2007	2008	2009	2010	2011
Consolidated Statement of Operations Data:					
Revenues:					
Consumer lending	$ 221.8	$ 282.5	$ 266.5	$ 319.5	$ 429.2
Check cashing	166.7	196.6	164.6	149.5	144.1
Pawn service fees and sales	7.4	12.1	13.8	19.9	48.0
Money transfer fees	20.9	27.5	26.8	27.5	32.1
Gold sales(1)	—	—	3.7	43.0	46.5
Other	38.9	53.5	54.8	73.9	88.5
Total revenues	455.7	572.2	530.2	633.3	788.4
Operating expenses:					
Salaries and benefits	129.5	159.4	145.7	154.0	179.9
Provision for loan losses	45.8	58.5	52.1	45.9	73.6
Occupancy	32.3	43.0	41.8	43.3	51.0
Purchased gold costs(1)	—	—	2.4	30.4	31.0
Depreciation	9.4	13.7	13.1	14.3	16.8
Other	83.2	98.4	93.3	99.1	128.9
Total operating expenses	300.2	373.0	348.4	387.0	481.2
Operating margin	155.5	199.2	181.8	246.3	307.2
Corporate and other expenses:					
Corporate expenses	53.3	70.8	68.2	86.8	104.1
Other depreciation and amortization	3.4	3.9	3.8	7.3	14.6
Interest expense, net	31.5	44.4	43.7	68.9	90.8
Loss on extinguishment of debt	31.8	0.1	—	9.5	—
Goodwill impairment and other charges	24.3	—	—	—	—
Unrealized foreign exchange loss (gain)	7.6	—	(5.5)	10.1	(47.0)
Loss on derivatives not designated as hedges	—	0.2	—	12.9	39.3
(Proceeds from) provision for litigation settlements	(3.3)	0.3	57.9	29.1	(3.7)
Other expense, net	1.4	0.1	5.5	5.5	6.7
Income before income taxes	5.5	79.4	8.2	16.2	102.4
Income tax provision	37.7	36.0	15.0	21.4	37.1
Net (loss) income	$ (32.2)	$ 43.4	$ (6.8)	$ (5.2)	$ 65.3
Less: Net loss attributable to non-controlling interests	—	—	—	(0.3)	(0.5)
Net (loss) income attributable to DFC Global Corp.	$ (32.2)	$ 43.4	$ (6.8)	$ (4.9)	$ 65.8
Net (loss) income per share:					
Basic(2)	$ (0.91)	$ 1.20	$ (0.19)	$ (0.14)	$ 1.73
Diluted(2)	$ (0.91)	$ 1.18	$ (0.19)	$ (0.14)	$ 1.66
Shares used to calculate net (loss) income per share:					
Basic(2)	35,365,805	36,159,588	36,019,058	36,159,848	38,005,387
Diluted(2)	35,365,805	36,844,844	36,019,058	36,159,848	39,758,551
Operating and Other Data:					
Net cash provided by (used in):					
Operating activities	$ 29.3	$ 80.8	$ 59.2	$ 86.7	$ 16.9
Investing activities	$ (170.7)	$ (167.0)	$ (42.0)	$ (184.4)	$ (330.6)
Financing activities	$ 307.4	$ 0.3	$ 2.7	$ 169.8	$ 194.4
Stores in operation at end of period:					
Company-owned	902	1,122	1,031	1,058	1,198
Franchised stores/agents	378	330	175	122	71
Total	1,280	1,452	1,206	1,180	1,269

	2007	2008	2009	2010	2011
Consolidated Balance Sheet Data (at end of period):					
Cash	$ 290.9	$ 209.7	$ 209.6	$ 291.3	$ 189.0
Total assets	$ 831.8	$ 941.4	$ 921.5	$ 1,214.6	$ 1,662.8
Total debt	$ 521.2	$ 535.6	$ 536.3	$ 728.6	$ 870.9
Stockholders' equity	$ 199.9	$ 239.4	$ 209.1	$ 218.3	$ 426.6

(1) For the fiscal years ended June 30, 2009 and June 30, 2010, the previously reported amounts of gold sales and purchased gold costs have been revised to correct certain immaterial classification errors. Specifically charges previously netted in calculating total revenues of $2.3 million and $22.4 million for the fiscal years ended June 30, 2009 and June 30, 2010, respectively, have been reclassified to operating expenses. This reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $2.3 million and $22.4 million for the fiscal years ended June 30, 2009 and June 30, 2010, respectively. This reclassification did not affect the previously reported amounts of operating margin for any period.

(2) On January 10, 2011, we announced a three-for-two stock split on all shares of our common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented above were retroactively adjusted for the common stock split.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Executive Summary

Overview

We are a leading international diversified financial services company serving primarily unbanked and under-banked consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. Through our nearly 1,300 retail storefront locations, Internet websites and mobile phone and other remote platforms, we provide a variety of consumer financial products and services in seven countries across North America and Europe — Canada, the United Kingdom, the United States, Sweden, Finland, Poland and the Republic of Ireland.

Our networks of retail locations in Canada and the United Kingdom are the largest of their kind by revenue in each of those countries. As a result of our acquisition of Sefina Finance AB, we believe that we are also the largest pawn lender in each of Sweden and Finland and, together with our existing pawn operation in the United Kingdom, we believe we are the largest pawn lender in Europe. At June 30, 2011, our global retail operations consisted of 1,269 retail storefront locations, of which 1,198 are company-owned financial services stores, conducting business primarily under the names Money Mart®, The Money Shop®, Insta-Cheques®, mce®, Suttons and Robertson®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, Optima® and MoneyNow!®. In addition to our retail stores, we also offer Internet-based short-term consumer loans in the United Kingdom primarily under the brand names Payday Express® and PaydayUK®, and in Canada under the Money Mart brand.

Our products and services, principally our short-term consumer loans, check cashing services, secured pawn loans and gold buying services, provide customers with immediate access to cash for living expenses or other needs. We strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, electronic tax filing, reloadable prepaid VISA® and MasterCard® debit cards, foreign currency exchange and prepaid local and long-distance phone services. In addition to our core products, we also provide fee-based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an agreement with a major third-party national bank through our branded Military Installment Loan and Education Services, or MILES®, program.

For our consumer loans, as well as pawn lending, we receive interest and fees on the loans we provide. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer.

Our expenses primarily relate to the operations of our store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

During the fiscal year ended June 30, 2011, nearly 50% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as secured pawn lending, check cashing, money transfers, gold purchasing, foreign exchange, and fee-based income generated from the MILES program.

We manage our business as three reportable segments — our financial services offerings in each of Canada, Europe and the United States. Our Dealers' Financial Services, LLC subsidiary, which we operate independently of our other businesses, is included in Other.

During our fiscal 2010, we entered into settlement agreements in connection with class action litigation commenced against us in the Canadian provinces of Ontario, British Columbia, Nova Scotia, New Brunswick

and Newfoundland, in each case related to alleged violations of Canadian laws regarding usury. Purported class actions against us in the provinces of Alberta and Manitoba are still open. As of June 30, 2011, we have included approximately CAD 46.9 million (of which CAD 28.4 million is expected to relate to vouchers issued to class members that will not result in any cash outlay from us) in accrued liabilities related to the settled actions. As a result of these settlements, and the relatively recent advent of provincial regulation in Canada over the short term consumer loan industry, we intend to leverage our multi-product store platform and position as a low cost provider in the market by offering products and services at prices below many of our Canadian competitors and otherwise to seek to enhance our current share of the Canadian market.

Since April 2009, we have acquired thirteen businesses with an aggregate purchase price of approximately $467 million. This includes our December 2009 purchase of DFS, for which we paid a purchase price of approximately $123 million, our December 31, 2010 acquisition of Sefina, with a purchase price of approximately $90.6 million, including contingent consideration, our April 1, 2011 acquisition of Purpose U.K. Holdings Limited, for which we paid a purchase price of approximately $195.0 million and our July 6, 2011 purchase of Risicum Oyj, for which we paid a purchase price of approximately $46.0 million. During fiscal 2011, we also completed the acquisitions of three of our Canadian franchisees with 40 stores for an aggregate purchase price of $39.6 million. We also completed the acquisition of three U.K. stores during fiscal 2011 for a nominal amount.

Recent Events

At our Annual Meeting of Stockholders on November 11, 2010, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 55,500,000 to 100,000,000.

On December 31, 2010, we consummated the acquisition of Sefina Finance AB, a Scandinavian pawn lending business with its headquarters in Stockholm, Sweden. Sefina provides pawn loans primarily secured by gold jewelry, diamonds and watches through its 16 retail store locations in Sweden and 12 retail store locations in Finland. The total cash consideration for the acquisition is estimated to be approximately $90.6 million, of which approximately $59.1 million was cash paid at closing. Approximately $14.9 million of additional cash, excluding accrued interest, is payable to the seller in equal installments. We paid the first two installments on March 31, 2011 and June 30, 2011, and the remaining installment is due on September 30, 2011. Furthermore, we are obligated to pay the seller additional contingent consideration based on the financial performance of Sefina during each of the two successive twelve month periods following the closing of the acquisition estimated at the time of acquisition to be approximately $16.6 million.

On January 10, 2011, we announced a three-for-two stock split on all shares of our common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented in this report were retroactively adjusted to give effect to the stock split.

On March 3, 2011, we replaced our existing bank facility with a new senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The new facility provides for a $200.0 million global revolving credit facility, with potential to further increase our available borrowings under the facility to $250.0 million. Availability under the new global revolving credit facility is based on a borrowing base comprised of cash and consumer receivables in our U.S. and Canadian operations, our U.K.-based retail and Express Finance online operations and our U.K.-based pawn loan collateral. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base or $75 million. Borrowings under the new global revolving credit facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings is derived from a pricing grid based on the our consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at the alternate base rate, which is the greater of the

prime rate and the federal funds rate plus 1/2 of 1% plus 300 basis points. The new facility will mature on March 1, 2015.

On April 1, 2011, we completed our acquisition of Purpose U.K. Holdings Limited, a leading provider of online short-term loans in the United Kingdom. Purpose U.K. Holdings Limited, which is commonly referred to as "Month End Money" or "MEM" and operates primarily under the brand name Payday UK, provides loans through both internet and telephony-based technologies throughout the United Kingdom. The purchase price for the acquisition was $195.0 million, all of which was paid in cash at the closing with a combination of available cash and GBP 95 million ($152.5 million) borrowed under our new global revolving credit facility.

On April 13, 2011, we completed an underwritten public offering of 6.0 million shares of our common stock at a price to the public of $20.75 per share. The net proceeds from the offering were approximately $117.0 million, after deducting the underwriting discount and our offering expenses. On April 25, 2011, the underwriters exercised their overallotment option under the terms of the underwriting agreement to purchase 672,142 additional shares of our common stock and surrendered their rights with respect to the remaining shares covered by such option. The net proceeds from the sale of the overallotment shares were approximately $13.2 million. We used the net proceeds from the equity offering to repay a portion of the outstanding borrowings under our global revolving credit facility, which was initially used to fund a portion of the acquisition price of MEM.

On July 6, 2011, we acquired Risicum Oyj, the leading provider of Internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans predominately in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony-based loans in Sweden. The total purchase price of the transaction at closing was approximately $46.0 million.

On August 24, 2011, we announced that we have changed our name to DFC Global Corp. We will continue to trade on the NASDAQ stock market under the ticker symbol "DLLR".

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer and other ancillary services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to our franchised locations, we recognize initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. Our standard franchise agreement forms grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by us. As part of the franchise agreement, we provide certain pre-opening assistance and after the franchised location has opened, we also provide updates to the software, samples of certain advertising and promotional materials and other post-opening assistance.

For single-payment consumer loans that we make directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of our retail financial services locations in the United Kingdom and at our pawn shops in Europe. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pledged item will be sold to a smelter, kept for retail sale or go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. As with our single-payment consumer loans, revenues are recognized using the interest rate method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan. Since the pawn lawns are secured by the customer's pledged item, we do not maintain a loan loss reserve for potential future losses.

DFS fee income associated with originated loan contracts is recognized as revenue by us concurrent with the funding of loans by the third party lending financial institution. We also earn additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Consumer Loan Loss Reserves Policy

We maintain a loan loss reserve for anticipated losses for consumer loans that we directly originate. To estimate the appropriate level of loan loss reserves, we consider known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods.

Generally, when a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

The receivable for defaulted single-payment loans, net of the allowance of $37.7 million at June 30, 2011 and $21.8 million at June 30, 2010, is reported on our balance sheet in loans in default, net, and was $13.8 million at June 30, 2011 and $9.3 million at June 30, 2010.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with the Intangibles Topic of the FASB Codification, goodwill is assigned to reporting units, which we have determined to be our reportable operating units of the United States Retail, Canada, DFS, and the United Kingdom, Sefina, MEM and Poland (which are collectively reported in Europe). We also have a corporate

reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more operating segment components have similar economic characteristics, their results are combined in one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights and DFS' MILES program brand name and Sefina and MEM trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by our long term business plan. We perform our goodwill impairment test annually as of June 30, and our non-amortizable intangibles with indefinite lives are tested annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Put Options

Our operations in Canada and Europe expose us to shifts in currency valuations. From time to time, we have purchased put options in order to protect aspects of our operations in the Canada and Europe against foreign currency fluctuations. Out of the money put options are generally used because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts. We have designated the purchased put options as cash flow hedges of the foreign exchange risk associated with the forecasted purchases of foreign-currency-denominated investment securities. These cash flow hedges have maturities of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and are subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. Any ineffective portion of the gain or loss is reported in other income/ expense on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged forecasted transactions, both of which are based on forward rates.

Cross-Currency Interest Rate Swaps

From time to time, we enter into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing. In the past, the Company designated derivative contracts as cash flow hedges for accounting purposes. We recorded foreign exchange re-measurement gains and losses related to the term loans and also records the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which was subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

Non-designated Hedges of Commodity Risk

In the normal course of business, we maintain inventories of gold at our pawn shops. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We intend to reinvest our foreign earnings and a result, we do not provide a deferred tax liability on foreign earnings.

We account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"), (formerly FIN 48). We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Results of Operations

The percentages presented in the following table are based on each respective fiscal year's total consolidated revenues:

	June 30,					
	2009		2010		2011	
Total revenues:						
Consumer lending	$266,506	50.3%	$319,465	50.5%	$429,152	54.4%
Check cashing	164,598	31.0%	149,474	23.6%	144,054	18.3%
Pawn service fees and sales	13,794	2.6%	19,899	3.1%	48,043	6.1%
Money transfer fees	26,823	5.1%	27,464	4.3%	32,140	4.1%
Gold sales	3,733	0.7%	43,018	6.8%	46,537	5.9%
Other	54,706	10.3%	73,961	11.7%	88,441	11.2%
Total consolidated revenues	530,160	100.0%	633,281	100.0%	788,367	100.0%
Operating expenses:						
Salaries and benefits	145,716	27.4%	153,976	24.4%	179,919	22.8%
Provision for loan losses	52,136	9.8%	45,876	7.2%	73,551	9.3%
Occupancy	41,812	7.9%	43,280	6.8%	51,032	6.5%
Purchased gold costs	2,434	0.5%	30,408	4.8%	30,991	3.9%
Depreciation	13,075	2.5%	14,334	2.3%	16,769	2.1%
Other	93,183	17.5%	99,067	15.6%	128,911	16.4%
Total operating expenses	348,356	65.7%	386,941	61.1%	481,173	61.0%
Operating margin	181,804	34.3%	246,340	38.9%	307,194	39.0%
Corporate expenses	68,217	12.9%	86,824	13.7%	104,057	13.2%
Other depreciation and amortization	3,827	0.7%	7,325	1.2%	14,581	1.8%
Interest expense, net	43,696	8.2%	68,932	10.9%	90,819	11.5%
Loss on extinguishment of debt	—	—%	9,531	1.5%	—	—%
Unrealized foreign exchange (gain) loss	(5,499)	(1.0)%	10,145	1.6%	(47,031)	(5.9)%
(Gain) loss on derivatives not designated as hedges	(45)	—%	12,948	2.0%	39,320	5.0%

	June 30,					
	2009		2010		2011	
Provision for (proceeds from) litigation settlements	57,920	10.9%	29,074	4.6%	(3,749)	(0.5)%
Loss on store closings	10,340	2.0%	3,314	0.5%	868	0.1%
Other (income) expense, net	(4,853)	(0.9)%	2,070	0.3%	5,937	0.8%
Income before income taxes	8,201	1.5%	16,177	2.6%	102,392	13.0%
Income tax provision	15,023	2.8%	21,369	3.4%	37,098	4.8%
Net (loss) income	(6,822)	(1.3)%	(5,192)	(0.8)%	65,294	8.2%
Less: Net loss attributable to non-controlling interests	—	—%	(293)	—%	(525)	(0.1)%
Net (loss) income attributable to DFC Global Corp.	$ (6,822)	(1.3)%	$ (4,899)	(0.8)%	$ 65,819	8.3%
Net (loss) income per share attributable to DFC Global Corp.:						
Basic	$ (0.19)		$ (0.14)		$ 1.73	
Diluted	$ (0.19)		$ (0.14)		$ 1.66	

Constant Currency Analysis

We maintain operations in Canada, Europe and the United States. Approximately 80% of our revenues are originated in currencies other than the U.S. Dollar, principally the Canadian Dollar and British Pound Sterling. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide "constant currency" assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. For the fiscal year ended June 30, 2011, the actual average exchange rates used to translate the Canadian and United Kingdom's results were 0.9995 and 1.5917, respectively. For constant currency reporting purposes when comparing fiscal 2011 to fiscal 2010, the average exchange rates used to translate the Canadian and United Kingdom's results for fiscal year ended June 30, 2011 were 0.9484 and 1.5811, which were the actual average exchange rates used for the fiscal year ended June 30, 2010. For constant currency reporting purposes when comparing fiscal 2010 to fiscal 2009, the average exchange rates used to translate the Canadian and United Kingdom's results for fiscal year ended June 30, 2010 were 0.8625 and 1.6125, which were the actual average exchange rates used for the fiscal year ended June 30, 2009. All conversion rates are based on the U.S. Dollar equivalent to one Canadian Dollar and one British Pound Sterling.

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the United States; therefore, we do not incur significant economic gains or losses on foreign currency transactions with our subsidiaries. To the extent funds are transmitted between countries, we may be subject to realized foreign exchange gains or losses. To the extent liabilities are paid or assets are received in a currency other than the local currency, we would incur realized transactional foreign exchange gains or losses. Cash accounts are maintained in Canada and Europe in local currency, and as a result, there is little, if any diminution in value from the changes in currency rates. Therefore, cash balances are available on a local currency basis to fund the daily operations of the Canada and Europe business units.

Fiscal 2011 Compared to Fiscal 2010

Revenues Total revenues for the year ended June 30, 2011 increased by $155.1 million, or 24.5%, as compared to the year ended June 30, 2010. The impact of foreign currency accounted for $23.2 million of the

revenue increase with an additional increase of $94.8 million related to the impact of new stores and acquisitions. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $37.1 million, or 5.9%. The increase was primarily the result of a $40.6 million and $7.6 million increase in revenues in Europe and Canada, respectively, primarily related to consumer lending, partially offset by a $5.1 million decrease in DFS revenues, and a $5.5 million decrease in United States Retail revenues primarily related to the closure of 36 under-performing store locations since the third quarter of fiscal 2010.

Consolidated consumer lending revenue was $429.2 million for the year ended June 30, 2011 compared to $319.5 million for the year earlier period, an increase of $109.7 million or 34.3%. The impact of foreign currency fluctuations accounted for an increase of approximately $13.3 million and the impact of new stores and acquisitions was an increase of $40.1 million, including our April 1, 2011 acquisition of MEM. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $56.3 million. Consumer lending revenues in Canada and Europe were up by $10.1 million and $50.3 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions), while United States Retail consumer lending revenues were down approximately $4.1 million, due to the closure of stores previously referenced.

Consolidated check cashing revenue decreased $5.4 million, or 3.6%, for the year ended June 30, 2011 compared to the prior year period. There was an increase of approximately $3.8 million related to foreign exchange rates and increases from new stores and acquisitions of $5.3 million. The remaining check cashing revenues were down $14.5 million, or 9.7%, for the year ended June 30, 2011. On a constant currency basis and excluding the impacts of new stores and acquisitions, the check cashing revenues in Canada declined 5.0% and check cashing revenues in Europe were down 17.0% for the year ended June 30, 2011 as compared to the prior year period. Check cashing revenue in our United States Retail business segment decreased by 11.6%, again heavily influenced by the closure of stores since the third quarter of fiscal 2010. Further, studies by the Federal Reserve Board and others suggest that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed that could be impacting our check cashing business. On a consolidated constant currency basis, the face amount of the average check cashed increased by 1.4% to $524 for the year ended June 30, 2011 compared to $517 for the prior year period, while the average fee per check cashed increased by 2.2% to $20.06. There was also a decline of 8.0% in the number of checks cashed for the year ended June 30, 2011 as compared to the year ended June 30, 2010, down from 7.8 million in the prior year period to 7.2 million in the current year.

Pawn service fees were $48.0 million for the year ended June 30, 2011, representing an increase of $28.1 million, compared to the prior year period. The impact of foreign currency fluctuations accounted for an increase of $2.2 million and increases of approximately $22.3 million related to the impact from new stores and acquisitions, including our December 31, 2010 acquisition of Sefina. The remaining increase of $3.6 million, or 18.4%, is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe.

For the year ended June 30, 2011, money transfer fees, gold sales and all other revenues increased by $22.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues decreased by $8.4 million, or 5.8%, for the year ended June 30, 2011 as compared to the prior year period. The decrease was primarily due to lower gold sales in Europe, as well as a decrease in DFS revenues.

Operating Expenses Operating expenses were $481.2 million for the year ended June 30, 2011 compared to $387.0 million for the year ended June 30, 2010, an increase of $94.2 million or 24.4%. The impact of foreign currency accounted for an increase of $12.6 million. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $64.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses increased by $16.9 million as compared to the prior year. For the year ended June 30, 2011, total operating expenses decreased to 61.0% of total revenue as compared to 61.1% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 60.2%.

The consolidated loan loss provision, expressed as a percentage of gross consumer lending revenue, was 17.1% for the year ended June 30, 2011 compared to 14.4% for the year ended June 30, 2010. The higher loan loss provision was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the United Kingdom, which typically carry higher loan losses, but lower overall operating costs than our store based business.

Relative to our primary business units, after excluding the impacts of foreign currency and new stores and acquisitions, operating expenses in Europe and Canada increased by $28.0 million and $2.1 million, respectively, and decreased by $10.8 million in United States Retail. The increase in Europe reflects increased salary and benefits costs, an increase in the provision for loan losses primarily due to the mix of lending products, increased travel costs, professional fees and franchise and other taxes, partially offset by a decrease in costs related to the purchased gold product. In Canada, increases in the provision for loan losses and franchise and other taxes were partially offset by lower professional fees. The decrease in United States Retail was primarily a result of the closure of 36 store locations since the third quarter of fiscal 2010.

Corporate Expenses Corporate expenses were $104.1 million for the year ended June 30, 2011 compared to $86.8 million for the year ended June 30, 2010, or an increase of $17.3 million. The increase is consistent with our increased investment in our global infrastructure to support global store, product and platform expansion plans, as well our investment in our global business development team which is focused on global acquisition and business development strategies and execution. The increase is commensurate with our growth and as a percentage of revenue, is lower than the prior year.

Other Depreciation and Amortization Other depreciation and amortization was $14.6 million for the year ended June 30, 2011 compared to $7.3 million for the year ended June 30, 2010. The increase of $7.3 million is primarily related to amortization of identifiable intangible assets for DFS and MEM, as well as amortization of recently reacquired franchise rights and increased depreciation of corporate-related assets.

Interest Expense Interest expense, net was $90.8 million for the year ended June 30, 2011 compared to $68.9 million for the same period in the prior year, an increase of $21.9 million. Interest related to the $600.0 million in principal amount of our 10.375% senior notes due 2016 accounted for $17.1 million of the increase, net of a decrease in interest expense associated with our repayment of all of our U.K. and Canadian term debt. Included in interest expense for the year ended June 30, 2011 is approximately $19.0 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps, the non-cash interest expense associated with our convertible debt and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $16.4 million for the year ended June 30, 2010, an increase of approximately $2.6 million. The increase came almost entirely from the expense related to the cross-currency interest rate swaps and the amortization of debt issuance costs related to our new global revolving credit facility.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009 with the proceeds from our $600.0 million senior note offering completed in December 2009, we discontinued hedge accounting on these cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $6.5 million non-cash interest charge for the year ended June 30, 2011 as compared to a charge of approximately $4.1 million for the year ended June 30, 2010. Because the senior notes were issued by our Canadian subsidiary, we will continue to reclassify such amounts into earnings over the remaining original term of the derivative, which expires in October 2012.

Unrealized Foreign Exchange Gain/Loss Unrealized foreign exchange gains of $47.0 million for the year ended June 30, 2011 is primarily due to the unrealized foreign exchange gains associated with our $600 million in senior notes, partially offset by unrealized foreign exchange losses on intercompany debt. The senior notes were issued by our indirectly wholly-owned Canadian subsidiary and are denominated in a currency other than the reporting currency of that entity. Near the end of fiscal 2010, we retired the remaining

term debt related to our prior credit agreement, leaving only the Canadian subsidiary's $600 million in senior notes outstanding. The impact of all prospective changes in the exchange rate between the U.S. Dollar and the Canadian Dollar will be reflected in our earnings as "unrealized foreign exchange gains and losses". The unrealized foreign exchange loss of $10.1 million for the year ended June 30, 2010 was primarily due to the unrealized foreign exchange loss on our senior notes, as well as unrealized foreign exchange losses on intercompany debt.

Loss on derivatives not designated as hedges Loss on derivatives not designated as hedges was $39.3 million and $12.9 million for the years ended June 30, 2011 and 2010, respectively, related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada that are related to the legacy term loans. The change in fair value is related to both the changes in market interest rates and foreign exchange rates.

(Proceeds from) Provision for Litigation Settlements Proceeds from litigation settlements during the year ended June 30, 2011 was $3.7 million, primarily related to cash received from Canadian franchisees for their portion of settlement costs for the Canadian class actions. Provisions for litigation settlements during the year ended June 30, 2010 was $29.1 million primarily related to the settlements of purported class actions in British Columbia and Canadian Maritimes and for the potential settlement of other pending and purported Canadian class action proceedings.

Loss on Store Closings During the year ended June 30, 2011, we recorded $0.9 million of store closing expense related closures of underperforming and overlapping stores primarily in the United States and Canada.

During the year ended June 30, 2010, we recorded additional expense related to stores closed during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment assumptions related to the sub-lease potential of some of the locations and the closure of other non-performing U.S. store locations. We also incurred additional expenses of $1.4 million for current period store closures. Lastly, we incurred approximately $0.9 million expense in relation to the buyout of certain "We The People" franchises.

Other (Income) Expense During the year ended June 30, 2011, we recorded other expenses of approximately $5.9 million, primarily due to acquisition-related activities of $8.7 million, offset by other income items of $2.8 million.

During the year ended June 30, 2010, we recorded other expenses of approximately $2.1 million. The primary elements of these expenses were $2.8 million in expenses related to acquisition-related activities, and $0.9 million in expenses associated with our activities to hedge foreign currency risks in the operating results of Canada and Europe, partially offset by $1.8 million in other income items.

Income Tax Provision The provision for income taxes was $37.1 million for the year ended June 30, 2011 compared to a tax provision of $21.4 million for the year ended June 30, 2010. Our effective tax rate was 36.2% for the year ended June 30, 2011 and was 132.1% for the year ended June 30, 2010 which is a combination of an effective tax rate of 96.1% on continuing operations and other one- time charges, increased by the impact of a change in the reserve for an uncertain tax position related to transfer pricing and the impact of the convertible debt discount. The impact to our fiscal 2010 provision for income taxes related to these two items was $5.8 million. The decrease in the effective tax rate for the year ended June 30, 2011 as compared to the prior year was primarily a result of improved results in the United States, lower global statutory tax rates, the lower statutory tax rates associated with our recently acquired Scandinavian and UK businesses and the taxation of the unrealized foreign currency exchange gains (classified as ordinary) in Canada at the lower statutory rate, as well as the unrealized foreign currency exchange gains (classified as capital) in Canada which are only 50% taxable. Our effective tax rate differs from the U.S. federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring completed in the Company's fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets.

We provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2011 and 2010 which amounted to $98.1 million and $98.3 million, respectively. The $98.1 million in deferred tax assets

consists of $44.9 million related to net operating losses and the reversal of temporary differences, and $53.3 million related to excess foreign tax credits resulting from dividends or deemed dividends from the fiscal years ended 2007, 2008 and 2010. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2011 was $78.2 million compared to $68.3 million at June 30, 2010. This increase was the result of an adjustment required by a Competent Authority settlement and by a current year U.S. loss. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. We have foreign tax credit carry forwards of approximately $53.2 million, which will begin to expire in 2017 if not utilized.

We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit its ability to utilize the net operating losses under the Code. Our follow-on equity offering in April 2011 did not impact this limitation. The net operating loss carry forward as of June 30, 2011 is $78.2 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $53.2 million. This represents a decrease of $1.4 million for the period related to the Competent Authority settlement discussed above which is partially offset by a true-up from prior periods.

At June 30, 2010 and 2011 we had $10.3 million and $14.2 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate. We recognized interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2011, we had approximately $1.7 million of accrued interest related to uncertain tax positions which represents a $0.8 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

The tax years ending June 30, 2008 through 2011 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

Fiscal 2010 Compared to Fiscal 2009

Revenues Total revenues for the year ended June 30, 2010 increased by $103.1 million, or 19.5%, as compared to the year ended June 30, 2009. The impact of foreign currency accounted for $22.0 million of the increase and the impact of new stores and acquisitions contributed $68.2 million of the increase. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $12.9 million, or 2.4%. The increase was primarily the result of a $14.7 million and $25.1 million increase in revenues in Canada and Europe, respectively, primarily related to consumer lending and gold sales, partially offset by a $25.5 million decrease in revenues in United States Retail primarily related to the closure of 60 under-performing store locations during the fourth quarter of fiscal 2009.

Consolidated fees from consumer lending were $319.5 million for the year ended June 30, 2010 compared to $266.5 million for the year earlier period, an increase of $53.0 million, or 19.9%. The impact of foreign currency fluctuations accounted for an increase of approximately $11.9 million and the impact of new stores and acquisitions represented an increase of $38.9 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $2.2 million. United States Retail consumer lending revenues were down approximately $14.0 million while consumer lending revenues in Canada and Europe were up by $12.8 million and $3.6 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions).

Consolidated check cashing revenue decreased by $15.1 million, or 9.2%, for the year ended June 30, 2010 compared to the prior year period. There was an increase of approximately $5.3 million related to foreign exchange rates and increases from new stores and acquisitions of $2.6 million. The remaining check cashing revenues were down $23.0 million, or 14.0%, for the year ended June 30, 2010. On a constant currency basis and excluding the impacts of new stores and acquisitions, the check cashing revenues in Canada declined 6.7% and check cashing revenues in Europe were down 20.7% for the year ended June 30, 2010 as compared to the prior year, reflecting the continuing global recession. Check cashing revenues from our

United States Retail business segment decreased by 17.9%, again significantly influenced by the closure of stores during fiscal 2009 and the economic downturn. On a consolidated constant currency basis, the face amount of the average check cashed increased by 0.6% to $484 for the year ended June 30, 2010 compared to $487 for the prior year period, while the average fee per check cashed increased by 3.8% to $18.46. There was also a decline of 15.6% in the number of checks cashed for the year ended June 30, 2010 as compared to the year ended June 30, 2009, down from 9.3 million in the prior year to 7.8 million in the current year.

Pawn service fees were $19.9 million for the year ended June 30, 2010, representing an increase of $6.1 million, or 44.3%, compared to prior year period. The impact of foreign currency fluctuations accounted for a nominal decrease of $0.4 million and increases of approximately $3.8 million related to the impact from new stores and acquisitions. The remaining increase of $2.7 million or 19.6% is primarily due to management's increased emphasis on promoting and growing the U.K. pawn business.

For the year ended June 30, 2010, money transfer fees, gold sales and all other revenues increased by $59.2 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues increased by $30.9 million, or 36.2%, for the year ended June 30, 2010 as compared to the prior year. The increase was primarily due to increased gold sales in both Europe and Canada, the debit card business and the success of the foreign exchange product.

Operating Expenses Operating expenses were $387.0 million for the year ended June 30, 2010 compared to $348.4 million for the year ended June 30, 2009, an increase of $38.6 million or 11.1%. The impact of foreign currency accounted for an increase of $11.3 million. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $52.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses decreased by $25.4 million as compared to the prior year. For the year ended June 30, 2010, total operating expenses decreased to 61.1% of total revenue compared to 65.7% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 59.5%.

Relative to our primary business units, after excluding the impacts of foreign currency and acquisitions, operating expenses decreased in Canada and United States Retail by $4.1 million and $34.6 million, respectively, and increased by $15.1 million in Europe. These decreases in Canada and United States Retail were a result of a focus on cost reductions in addition to the closure of approximately 114 United States stores during fiscal 2009. The increase in Europe is a result of increased purchased gold costs.

Corporate Expenses Corporate expenses were $86.8 million for the year ended June 30, 2010 compared to $68.2 million for the prior year or an increase of $18.6 million. On a constant currency basis, corporate expenses increased by approximately $16.9 million reflecting an increased investment in our global infrastructure to support global store, product and platform expansion plans as well our investment in our global business development team which is focused on acquisition and business development strategies and execution.

Other Depreciation and Amortization Other depreciation and amortization was $7.3 million for the year ended June 30, 2010 compared to $3.8 million for the year ended June 30, 2009. The increase of $3.5 million is primarily related to DFS' amortization of identifiable intangible assets.

Extinguishment of Debt In connection with our refinancing activities during the year ended June 30, 2010, certain non-recurring expenses have been reported in the current period's results. There were $9.5 million of expenses related to the repayment of our term loan debt and the exchange of $120.0 million and repurchase of $35.2 million of our 2.875% Senior Convertible Debt due 2027 that have been reported as "Extinguishment of Debt". Of that amount, approximately $7.0 million related to the write-off of pre-existing deferred term debt costs that were being amortized over the life of the term debt. The other primary element of this expense was a $3.9 million non-cash charge related to our U.K. cross-currency interest rate swaps that had been terminated in May 2009. Because the termination of the debt caused management to conclude that the future cash flows originally

hedged would no longer occur, the net loss related to the discontinued cash flow hedge that was included in other comprehensive income was reclassified to the income statement. Offsetting these charges in part was a $1.5 million gain on the repurchase of the 2027 Notes.

Interest Expense Interest expense, net was $68.9 million for the twelve months ended June 30, 2010 compared to $43.7 million for the same period in the prior year. Interest related to our newly issued $600.0 million principal 10.375% Senior Notes due 2016 accounted for $19.2 million of the increase, net of a decrease in interest expense associated with our repayment of all of our U.K. and Canadian term debt. In addition, interest expense associated with our revolving credit facility and the reduction in the amount of interest income earned by us accounted for $1.3 million of the net increase.

Non-cash interest accounted for $4.7 million of the overall increase. This increase is comprised of $4.2 million related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps and $0.5 million related to the amortization of deferred issuance costs.

- Subsequent to the prepayment of the majority of the Canadian term debt on December 23, 2009, with the proceeds from our $600.0 million senior note offering completed in December 2009 we discontinued hedge accounting on these cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $3.3 million non-cash interest charge for Fiscal 2010. Due to the newly issued $600.0 million principal 10.375% Senior Notes due 2016 in Canada, we will continue to reclassify such amounts into earnings over the remaining original term of the derivative.
- Subsequent to the early settlement in May 2009 of its two cross-currency interest rate swaps hedging variable-rate borrowings at our foreign subsidiary in the United Kingdom, we discontinued hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders' equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $0.9 million non-cash interest charge for Fiscal 2010. As a result of the repayment of all of the United Kingdom's term debt, we reclassified all of the U.K.'s remaining net loss from other comprehensive income into earning. This charge to earnings is included as "Loss on Extinguishment of Debt" which is included in the Statement of Operations.

Unrealized Foreign Exchange Gain/Loss Unrealized foreign exchange loss of $10.1 million for the year ended June 30, 2010 is due primarily to the unrealized foreign exchange losses associated with our newly issued $600 million senior notes and the remaining term debt balance related to the Company's 2006 Credit Agreement, as amended. All of this debt was issued by our indirectly wholly-owned Canadian and U.K. subsidiaries and was denominated in currencies other than the reporting currency of those entities. Near the end of the fiscal year, we retired the remaining term debt related to the 2006 Credit Agreement, as amended, leaving only the Canadian subsidiary's $600 million in senior notes outstanding. The impact of all prospective changes in the exchange rate between the U.S. Dollar and the Canadian Dollar will be reflected in our earnings as "unrealized foreign exchange gains and losses". The unrealized foreign exchange gain recorded for the year ended June 30, 2009 was related to the term debt outstanding under the 2006 Credit Agreement, as amended.

Loss on derivatives not designated as hedges Loss on derivatives not designated as hedges was $12.9 million for the year ended June 30, 2010 related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada related to the legacy term loans. The change in fair value related to both the changes in market interest and foreign

exchange rates and amendments that were made to the swap agreements required in connection with the debt offerings completed during fiscal 2010.

Provision for Litigation Settlements Provision for litigation settlements during the year ended June 30, 2010 was $29.1 million, primarily related to the settlements of purported class actions during the fiscal 2010 in British Columbia and the Canadian Maritimes and for the potential settlement of other pending and purported Canadian class action proceedings. During the year ended June 30, 2009, we recorded $57.9 million of Canadian litigation settlement provisions primarily related to the settlement of our class action litigation in the province of Ontario.

Loss on Store Closings During the year ended June 30, 2010, we recorded additional expense related to stores closed during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment assumptions related to the sub-lease potential of some of the locations and the closure of other non-performing U.S. store locations. We also incurred additional expenses of approximately $1.4 million for current period store closures. Lastly, we incurred approximately $0.9 million of expense in relation to the buy-out of certain "We the People" franchises. During the fiscal year ended June 30, 2009, we recorded store closure expenses of $10.3 million of which $7.2 million related to the U.S. Retail business, $3.0 million related to the Canadian business and the remaining $0.2 million related to the U.K. operations.

Income Tax Provision The provision for income taxes was $21.4 million for fiscal 2010 compared to a provision of $15.0 million for fiscal 2009. Our effective tax rate for fiscal 2010 is 132.1%, which is a combination of an effective rate of 96.1% on continuing operations and other one-time charges increased by the impact of a change in the reserve for an uncertain tax position related to transfer pricing, and the impact of the convertible debt discount. The impact to our fiscal 2010 provision for income taxes related to these two items was $5.8 million. Our effective tax rate differs from the statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions.

We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The net operating loss carry forward as of June 30, 2010 is $68.3 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $54.6 million. Additionally, we maintain foreign deferred tax assets in the amount of $24.6 million. Of this amount, $1.1 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.1 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss. This deferred tax asset and valuation allowance was utilized in connection with the repayment of the 2006 Canadian term debt in December 2009, but was replaced by a $1.0 million deferred tax asset and valuation allowance related to the Canadian cross-currency interest rate swap.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2010, we had approximately $0.9 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

Review of Reportable Segments

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment.

Fiscal 2011 compared to Fiscal 2010

	Year Ended June 30,		% Increase/ Decrease - *Margin Change*
	2010	2011	
	(Dollars in thousands)		
United States Retail revenues:			
Consumer lending	$ 65,675	$ 61,601	−6.2%
Check cashing	46,459	41,083	−11.6%
Money transfer fees	4,841	4,810	−0.6%
Gold sales	427	2,499	485.2%
Other	10,352	12,219	18.0%
Total United States Retail revenues	$127,754	$122,212	−4.3%
Operating margin	***21.2%***	***26.4%***	***5.2 pts.***
Canada revenues:			
Consumer lending	$147,851	$170,667	15.4%
Check cashing	69,414	73,379	5.7%
Pawn service fees and sales	—	30	100.0%
Money transfer fees	16,439	19,203	16.8%
Gold sales	11,917	14,767	23.9%
Other	31,199	32,556	4.3%
Total Canada revenues	$276,820	$310,602	12.2%
Operating margin	***48.8%***	***49.5%***	***0.7 pts.***
Europe revenues:			
Consumer lending	$105,939	$196,884	85.8%
Check cashing	33,601	29,592	−11.9%
Pawn service fees and sales	19,899	48,013	141.3%
Money transfer fees	6,184	8,127	31.4%
Gold sales	30,674	29,271	−4.6%
Other	17,165	22,007	28.2%
Total Europe revenues	$213,462	$333,894	56.4%
Operating margin	***35.6%***	***32.8%***	***(2.8 pts.)***
Other revenues:			
Total Other revenues (included in other revenue)	15,245	21,659	42.1%
Operating margin	53.7%	53.9%	0.2 pts.
Total revenue	$633,281	$788,367	24.5%
Operating margin	$246,340	$307,194	24.7%
Operating margin %	***38.9%***	***39.0%***	***0.1 pts.***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Year Ended June 30,			
	Revenue		Pre-Tax Income	
	2010	2011	2010	2011
United States Retail	20.2%	15.5%	4.3%	12.3%
Canada	43.7%	39.4%	60.6%(1)	47.8%(4)
Europe	33.7%	42.4%	59.7%(2)	60.8%(5)
Other	2.4%	2.7%	−24.6%(3)	−20.9%(6)
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $2.2 million of unrealized foreign exchange losses, $12.9 million of losses on derivatives not designated as hedges and $22.6 million of provisions for litigation settlements.

(2) Excludes $8.0 million of unrealized foreign exchange losses.

(3) Excludes $0.1 million of unrealized foreign exchange gains and $6.4 million of provisions for litigation settlements.

(4) Excludes $51.7 million of unrealized foreign exchange gains, $39.3 million of losses on derivatives not designated as hedges and $3.9 million of proceeds from litigation settlements.

(5) Excludes $2.0 million of unrealized foreign exchange losses.

(6) Excludes $2.7 million of unrealized foreign exchange losses and $0.2 million of provisions for litigation settlements.

United States Retail

Total United States Retail revenues were $122.2 million for the year ended June 30, 2011 compared to $127.8 million for the year ended June 30, 2010, a decrease of $5.5 million or 4.3%. We have closed 36 under-performing store locations in the United States since the third quarter of fiscal 2010. The closure of these locations was the primary factor in the period-over-period decrease. From a product perspective, this decline is primarily related to decreases of $4.1 million and $5.4 million in consumer lending and check cashing revenue, respectively. The continued high rate of unemployment through all sectors of the U.S. economy negatively impacts consumer lending volumes. In this volatile economic environment, we have continued to take a more cautious approach to lending in all of our segments, including United States Retail. United States Retail funded loan originations decreased 3.9% or $19.5 million, for the year ended June 30, 2011 as compared to the year ended June 30, 2010, primarily due to the closure of 36 stores in the United States previously referenced.

The store closures contributed to the decrease in check cashing revenue, as there were decreases in both the number of checks as well as the face amount of checks that were presented in the United States. The number of checks decreased year over year by approximately 0.5 million with a corresponding decrease in face value of approximately $216.1 million. The face amount of the average check cashed by us in the United States increased by 0.7%, and the average fee per transaction increased from $13.81 to $14.34.

Operating margins in United States Retail increased to 26.4% for the year ended June 30, 2011, compared to 21.2% for the prior year period. United States Retail operating margins are significantly lower than our other segments. The primary drivers for this disparity are greater competition in the United States, which effects revenue per store, higher U.S. salary costs and somewhat higher occupancy costs. The closure of 36 underperforming stores is consistent with our United States Retail strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments. We believe that this action has shown to be positive, resulting in improved year-over-year operating margins.

United States Retail pre-tax profit was $11.1 million for the year ended June 30, 2011 compared to $2.3 million for the prior year. The improvement was primarily the result of $5.3 million in increased

operating profits, decreased net corporate expenses of $1.6 million, as well as a $1.1 million reduction in loss on store closings.

Canada

Total revenues in Canada were $310.6 million for the year ended June 30, 2011, an increase of 12.2%, or $33.8 million, as compared to the year ended June 30, 2010. The impact of foreign currency rates accounted for $15.9 million of this increase. On a constant currency basis and excluding the impact of new stores and acquisitions, revenues increased by $7.6 million. Consumer lending revenues in Canada increased by $10.1 million or 6.8% (on a constant currency basis and excluding new stores and acquisitions) for the year ended June 30, 2011 as compared to the prior year, reflecting new customer growth from renewed television advertising campaigns in that market. Check cashing revenues were down $3.5 million in Canada due to decreases in the number of checks and the total value of checks cashed, down by 3.8% and 3.2%, respectively (also on a constant currency basis and excluding new stores and acquisitions). The average face amount per check increased from $569.45 for the year ended June 30, 2010 to $573.30 for the current year, while the average fee per check increased by 0.1% for the year ended June 30, 2011 as compared to the year ended June 30, 2010.

Operating expenses in Canada increased $15.1 million, or 10.7%, from $141.7 million for the year ended June 30, 2010 to $156.8 million for the year ended June 30, 2011. The impacts of changes in foreign currency rates resulted in an increase of $8.0 million. On a constant currency basis (excluding the impact of new stores and acquisitions), operating expenses increased $2.1 million as compared to the prior year. Increases in the provision for loan losses and franchise and other taxes were offset by lower professional fees. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, increased by 0.9 pts from 10.7% to 11.6%. Overall, Canada's operating margin percentage increased slightly from 48.8% for the year ended June 30, 2010 to 49.5% for the year ended June 30, 2011. The increase in this area is primarily the result of the lower professional fees.

Canada pre-tax income was $59.8 million for the year ended June 30, 2011 compared to $3.7 million for the prior year, an increase of $56.1 million. On a constant currency basis, pre-tax income was $56.8 million, or an increase of approximately $53.1 million. On a constant currency basis, the positive impacts of increased operating margins of $10.7 million, reduced provisions for litigation settlements of $26.4 million, increased foreign exchange gain of $51.1 million related to our senior notes and intercompany debt, were partially offset by increased interest expense of $13.9 million and an increased non-cash valuation loss of $24.3 million on the cross currency interest rate swaps. The year ended June 30, 2010 also included a $3.6 million loss on extinguishment of debt related to our December 2009 refinancing efforts.

Europe

Total revenues in Europe were $333.9 million for the year ended June 30, 2011, compared to $213.5 million for the year earlier period, an increase of $120.4 million or 56.4%. Sefina and MEM contributed $16.9 million and $30.0 million of revenue for the year ended June 30, 2011, respectively. On a constant currency basis and excluding the impact of new stores and acquisitions, year-over-year revenues in Europe have increased by $40.6 million, or 19.0%. Consumer lending and pawn service fees were up by $50.3 million and $3.7 million, respectively. The growth in consumer lending revenue reflects strong performance from the internet lending business and also the continued strong performance of the store-based business. Other revenues (gold sales, foreign exchange products and debit cards) decreased by $7.7 million primarily as a result of lower gold sales. As in the United States Retail and Canada business segments, check cashing revenues in Europe were impacted by the economic downturn and the gradual migration away from paper checks and decreased by approximately $5.7 million, or 17.0% (also on a constant currency basis and excluding new stores and acquisitions).

Operating expenses in Europe increased by $87.2 million, or 63.6%, from $137.2 million for the year ended June 30, 2010 as compared to $224.4 million for the current year. On a constant currency basis and excluding new stores and acquisitions (including our December 31, 2010 acquisition of Sefina and April 1,

2011 acquisition of MEM), Europe's operating expenses increased by $28.0 million or 20.4%. There was an increase of 5.2 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Express Finance internet-based lending business acquired in April 2009 and MEM. On a constant currency basis, the rate for the year ended June 30, 2010 was 18.4% while for the current year, the rate increased to 23.6%. Additionally, salary and benefits costs, travel costs, professional fees and franchise and other taxes also increased. These increases were partially offset by decreased costs related to our purchased gold product. On a constant currency basis, the operating margin percentage in Europe decreased from 35.6% for the year ended June 30, 2010 to 32.7% for the current year primarily due to the increase in the provision for loan losses noted above.

The pre-tax income in Europe was $53.3 million for the year ended June 30, 2011 compared to $32.8 million for the prior year, an increase of $20.5 million — on a constant currency basis, the increase was $19.7 million. Increased operating margins of $30.8 million and a reduced unrealized foreign exchange loss of $6.2 million were partially offset by increased interest expense of $3.5 million, increased net corporate expenses of $9.9 million, increased acquisition-related costs of $5.6 million and increased amortization of $3.0 million. The year ended June 30, 2010 also included a $4.7 million loss on extinguishment of debt related to the U.K. term loans which were substantially repaid in December 2009.

Other

We acquired Dealers' Financial Services ("DFS") on December 23, 2009. DFS provides fee based services to enlisted military personnel seeking to purchase new and used vehicles. DFS's revenue comes from fees which are paid by a third-party national bank and fees from the sale of ancillary products such as service contracts and guaranteed asset protection, or GAP insurance. DFS operates through an established network of arrangements with approximately 690 new and used car dealerships (both franchised and independent), according to underwriting protocols specified by the third-party national bank. DFS expenses are primarily compensation/benefits, amortization of its identifiable intangible assets, professional service fees and field management expenses.

DFS revenues were $21.6 million for the year ended June 30, 2011 compared to $14.7 million for the year ended June 30, 2010. We acquired Dealers' Financial Services, LLC on December 23, 2009 and therefore our consolidated results for the year ended June 30, 2010 include 189 days of DFS results. Revenue for the DFS business unit was unfavorably impacted during the period by the continued high troop deployment to Iraq, Afghanistan and other countries. We further enhanced our Internet and local media advertising campaign programs during the year to increase product awareness amongst the enlisted personnel at the military bases we serve.

Fiscal 2010 compared to Fiscal 2009

	Year Ended June 30,		% Increase/ Decrease *Margin Change*
	2009	2010	
	(Dollars in thousands)		
United States Retail revenues:			
Consumer lending	$ 79,612	$ 65,675	−17.5%
Check cashing	56,378	46,459	−17.6%
Money transfer fees	5,926	4,841	−18.3%
Gold sales	110	427	288.2%
Other	10,844	10,352	−4.5%
Total United States Retail revenues	$152,870	$127,754	−16.4%
Operating margin	***15.1%***	***21.2%***	***6.1 pts.***
Canada revenues:			
Consumer lending	$121,518	$147,851	21.7%
Check cashing	67,830	69,414	2.3%
Money transfer fees	15,092	16,439	8.9%
Gold sales	170	11,917	6910.0%
Other	31,657	31,199	−1.4%
Total Canada revenues	$236,267	$276,820	17.2%
Operating margin	***44.1%***	***48.8%***	***4.7 pts.***
Europe revenues:			
Consumer lending	$ 65,376	$105,939	62.0%
Check cashing	40,390	33,601	−16.8%
Pawn service fees and sales	13,794	19,899	44.3%
Money transfer fees	5,805	6,184	6.5%
Gold sales	3,453	30,674	788.3%
Other	10,217	17,165	68.0%
Total Europe revenues	$139,035	$213,462	53.5%
Operating margin	***40.5%***	***35.6%***	***(4.9 pts.)***
Other revenues:			
Total Other revenues (included in other revenue)	1,988	15,245	666.9%
Operating margin	*−96.7%*	*53.7%*	*150.4 pts.*
Total revenue	$530,160	$633,281	19.5%
Operating margin	$181,804	$246,340	35.5%
Operating margin %	***34.3%***	***38.9%***	***4.6 pts.***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Year Ended June 30,			
	Revenue		Pre-Tax Income	
	2009	2010	2009	2010
United States Retail	28.8%	20.2%	−23.9%	4.3%
Canada	44.6%	43.7%	105.3%(1)	60.6%(4)
Europe	26.2%	33.7%	51.5%(2)	59.7%(5)
Other	0.4%	2.4%	−32.9%(3)	−24.6%(6)
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $57.5 million of provisions for litigation settlements.

(2) Excludes $5.5 million of unrealized foreign exchange gains.

(3) Excludes $0.1 million of proceeds from litigation settlements.

(4) Excludes $2.2 million of unrealized foreign exchange losses, and $12.9 million of losses on derivatives not designated as hedges and $22.6 million of provisions for litigation settlements.

(5) Excludes $8.0 million of unrealized foreign exchange losses.

(6) Excludes $0.1 million of unrealized foreign exchange gains and $6.4 million of provisions for litigation settlements.

United States Retail

Total U.S. Retail revenues were $127.8 million for the year ended June 30, 2010 compared to $152.9 million for the year ended June 30, 2009, a decrease of $25.1 million or 16.4%. The Company closed 114 under-performing U.S. stores during fiscal year 2009 and significantly reduced the related field management and store support functions. The closure of these locations was the primary factor in the period-over-period decrease. From a product perspective, this decline is primarily related to decreases of $9.9 million and $13.9 million in check cashing and consumer lending revenue, respectively. The economic downturn contributed to the decrease in check cashing revenue, as there were decreases in both the number of checks as well as the face amount of checks that were presented in the United States. The number of checks decreased year over year by approximately 784 thousand with a corresponding decrease in face value of approximately $361.9 million primarily related to the closure of 114 U.S. stores during fiscal 2009 and the economic downturn. The face amount of the average check cashed by the Company decreased by 0.4%, and the average fee per transaction increased from $13.59 to $13.81.

The continued high rate of unemployment through all sectors of the U.S. economy negatively impacts consumer lending volumes. Despite the initial signs of economic improvement, the Company has continued to take a more cautious approach to lending in all of our segments, including United States Retail. U.S. Retail funded loan originations decreased 14.0% or $81.7 million, for the year ended June 30, 2010 as compared to the year ended June 30, 2009, primarily due to the closure of 114 stores in fiscal 2009.

Operating margins in United States Retail increased to 21.2% for the year ended June 30, 2010 compared to 15.1% for the prior year. The U.S. Retail operating margins are significantly lower than the other segments. The primary drivers for this disparity are greater competition in the United States, which effects revenue per store, higher U.S. salary costs, somewhat higher occupancy costs and marginally higher loan loss provisions. The closure of 60 underperforming stores during the fourth quarter of fiscal 2009 is consistent with the Company's U.S. Retail strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments. This action has shown to be positive, resulting in improved year-over-year operating margins.

U.S. Retail pre-tax profit was $2.3 million for the year ended June 30, 2010 compared to a pre-tax loss of $11.8 million for the prior year. The improvement was the result of $3.9 million in increased operating profits, lower store closure costs by $5.0 million and a reduction in net corporate expenses of $4.8 million.

Canada

Total Canadian revenues were $276.8 million for the year ended June 30, 2010, an increase of 17.2%, or $40.6 million as compared to the year ended June 30, 2009. The impact of foreign currency rates accounted for $25.7 million of this increase. On a constant currency basis, revenues increased by $14.9 million. On a constant currency basis, check cashing revenues were down $4.6 million in Canada with the effects of higher unemployment resulting in decreases in the number of checks and the total value of checks cashed — down by 11.0% and 10.7%, respectively. The average face amount per check increased marginally from $491.03 for the year ended June 30, 2009 to $492.80 for the current year, while the average fee per check increased by 4.9% for the year ended June 30, 2010 as compared to the year ended June 30, 2009. Consumer lending revenues in Canada increased by $12.8 million or 10.5% (on a constant currency basis) for the year ended June 30, 2010 as compared to the prior year.

Operating expenses in Canada increased $9.7 million or 7.3% from $132.0 million for the year ended June 30, 2009 to $141.7 million for the year ended June 30, 2010. The impacts of changes in foreign currency rates resulted in an increase of $13.5 million. The constant currency decrease of approximately $3.8 million is primarily related to decreases in provision for loan losses and returned check expenses, offset in part by increased expenses in advertising in relation to the new regulatory environment in Canada and a slight increase in salaries and benefits costs. On a constant currency basis, provision for loan losses, as a percentage of loan revenues decreased by 8.4 pts from 19.1% to 10.7%. Overall Canada's operating margin percentage increased from 44.1% for the year ended June 30, 2009 to 48.8% for the year ended June 30, 2010. The solid improvement in this area is the result of increased consumer lending revenues and lower consumer lending losses, in addition to efforts to reduce costs and promote efficiencies. Through June 30, 2010, provinces which comprise more than 95% of our Canadian company-operated store base had all announced maximum lending rates that are above our existing price structure, but generally below the pricing of many competitors. As a result, we resumed our television advertising campaign in certain Canadian provinces and are beginning to experience an increase in the number of new customers conducting transactions in our Canadian stores.

The Canadian pre-tax income was $3.7 million for the year ended June 30, 2010 compared to pre-tax income of $5.8 million for the prior year, a decrease of $2.1 million. On a constant currency basis, pre-tax income was $6.7 million or an increase of approximately $1.0 million. On a constant currency basis, the positive impacts of increased operating margins of $18.7 million and lower litigation reserve provisions of $39.3 were principally offset by increased net corporate expenses of $13.2 million, additional interest expense of $25.8 million and $17.5 million of expenses related to the extinguishment of debt, non-cash valuation loss on the cross currency interest rate swaps and foreign exchange losses related to the Company's senior notes.

Europe

Total Europe revenues were $213.5 million for the year ended June 30, 2010 compared to $139.0 million for the year earlier period, an increase of $74.5 million or 53.5%. On a constant currency basis and excluding the impact of new stores and acquisitions in the current fiscal year, Europe year-over-year revenues have increased by $25.1 million, or 18.1%. Consumer lending, pawn service fees and other revenues (gold sales, foreign exchange products and debit cards) were up by $3.6 million, $2.7 million and $27.8 million, respectively. As in the United States Retail and Canada business segments, Europe check cashing revenues was impacted by the recession and decreased by approximately $8.4 million, or 20.7% (also on a constant currency basis and excluding new stores and acquisitions).

Europe operating expenses increased by $54.5 million, or 66.0% from $82.7 million for the year ended June 30, 2009 as compared to $137.2 million for the current year. On a constant currency basis and excluding new stores and acquisitions, Europe operating expenses increased by $15.1 million or 18.3%. The increase was the result of increased purchased gold costs, partially offset by the results of Company's overall cost reduction

focus. There was an increase of 6.0 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Express Finance internet-based lending business acquired in April 2009 and the Poland business acquired in June 2009. On a constant currency basis, the rate for the year ended June 30, 2009 was 12.4% while for the current year, the rate increased to 18.4%. On a constant currency basis, the Europe operating margin percentage decreased from 40.5% for the year ended June 30, 2009 to 35.8% for the year ended June 30, 2010 primarily due to the increase in the provision for loan losses noted above, as well as the higher mix of gold sales, which generates a lower margin than our other products.

The Europe pre-tax income was $33.4 million for the year ended June 30, 2010 compared to $36.4 million for the prior year, a decrease of $3.0 million — on a constant currency basis, the decrease was $2.5 million. On a constant currency basis, in addition to increased operating margins of $21.3 million and a reduction in interest expense of $2.9 million, pre-tax income was negatively impacted by expenses related to the Company's recent refinancing efforts of $4.3 million, increased net corporate expenses of $5.1 million and a net change of $17.1 million in realized/unrealized foreign exchange losses — prior fiscal year had $7.4 million of gains and current fiscal year results include losses of $9.7 million.

Other

We acquired DFS on December 23, 2009 and therefore our consolidated results for the year ended June 30, 2010 include 189 days of DFS results. DFS revenues were $14.7 million for the year ended June 30, 2010.

Changes in Financial Condition

On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding check cashing, consumer and pawn lending and other operating and acquisition activities. For the year ended June 30, 2011, cash and cash equivalents decreased $102.3 million, which is net of a $17.0 million increase as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Canada and Europe in local currency, there is little, if any, actual diminution in value from changes in currency rates, and as a result, the cash balances are available on a local currency basis to fund the daily operations of the Canada and Europe business units.

Consumer loans, net increased by $61.0 million to $161.9 million at June 30, 2011 from $100.9 million at June 30, 2010. Consumer loans, gross increased by $65.5 million and the related allowance for loan losses increased by $4.5 million. The Europe and Canada business units showed increases in their consumer loans balances of $58.1 million and $6.1 million, respectively. On a constant currency basis, the consumer loans balance in Europe increased by $51.3 million. The increases in the Europe consumer loans balances was primarily the result of the MEM acquisition, with the remaining increase spread reasonably evenly over the legacy loan products and internet loan business. On a constant currency basis, the Canada business had an increase in consumer loans balances of $2.8 million. The United States Retail business had an increase of $1.3 million. In constant dollars, the allowance for loan losses increased by $3.3 million and decreased as a percentage of the outstanding principal balance to 8.2% at June 30, 2011 from 9.4% at June 30, 2010. The following factors impacted this area:

- Continued improvements in United States Retail collections and our actions, taken in an effort to decrease our risk exposure by reducing the amount that we are willing to loan to certain customer segments. The historical loss rates (expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans) have continued to decline. The ratio of the allowance for loan losses related to United States Retail short-term consumer loans decreased from 4.1% at June 30, 2010 to 1.8% at June 30, 2011.

- In constant currency, the ratio of allowance for loan losses in Canada as a percentage of consumer loans outstanding has decreased from 2.7% at June 30, 2010 to 1.6% at June 30, 2011.

- In constant currency, Europe's ratio of allowance for loan losses as a percentage of consumer loans outstanding has decreased from 14.8% at June 30, 2010 to 11.6% at June 30, 2011, primarily as a result of lower loss reserve applied to the recently acquired MEM current loan portfolio, partially offset by higher loss reserves applied to our legacy loan business. The impact of a larger loan portfolio in Poland, which carries a higher loan loss reserve percentage than our legacy single payment portfolio, continues to increase the overall loan loss reserve as a percentage of gross consumer loans receivable.

Liquidity and Capital Resources

Historically, our principal sources of cash have been from operations, borrowings under our credit facilities and issuance of debt and equity securities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company-originated consumer loans and pawn loans, finance store expansion, finance acquisitions and finance the expansion of our products and services. In April 2011, we completed a public offering of our common stock, which resulted in aggregate net cash proceeds to us of approximately $130.2 million. We used the net proceeds from the equity offering to repay a portion of the outstanding borrowings under our global revolving credit facility, which was initially used to fund a portion of the acquisition price of MEM.

Net cash provided by operating activities was $59.2 million for fiscal 2009, $86.7 million in fiscal 2010 and $16.9 million for fiscal 2011. The decrease in net cash provided by operations in 2011 compared to 2010 was primarily the result of payments related to settled Canadian class action litigation, as well as an increase in consumer loans and pawn loans.

Net cash used in investing activities was $42.0 million in fiscal 2009, $184.4 million in fiscal 2010 and $330.6 million in fiscal 2011. Our investing activities primarily related to acquisitions, purchases of property and equipment for our stores and investments in technology. The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled, as well as businesses acquired. For fiscal 2009, we made capital expenditures of $15.8 million and acquisitions of $26.2 million compared to capital expenditures of $29.4 million and acquisitions of $155.0 million in fiscal 2010. During fiscal 2011, we made capital expenditures of $41.4 million and acquisitions of $289.2 million. We currently anticipate that our capital expenditures, excluding acquisitions, will aggregate approximately $50.0 to $55.0 million during our fiscal year ending June 30, 2012. The actual amount of capital expenditures each year will depend in part upon the number of new stores opened or acquired and the number of stores remodeled.

Net cash provided by financing activities was $2.7 million for fiscal 2009, $169.8 million in fiscal 2010 and $194.4 million in fiscal 2011. The cash provided by financing activities during fiscal 2009 was primarily a result of the proceeds from termination of the U.K. cross currency swaps of $14.4 million and $3.3 million proceeds from the exercise of stock options. This was partially offset by $3.6 million in debt payments, a decrease of $3.8 million in our revolving credit facility and $7.5 million for stock repurchased in fiscal 2009. The cash provided by financing activities during fiscal 2010 was primarily a result of $596.4 million in proceeds from the issuance of 10.375% Senior Notes due 2016, in part offset by a repayment of our legacy term debt in the amount of $369.2 million, $32.0 million for the repurchase of 2.875% Senior Convertible Notes due 2027 and payment of debt issuance costs of $19.9 million. The cash provided by financing activities during fiscal 2011 was primarily a result of $130.2 of net cash proceeds from our April 2011 public offering of our common stock, as well as $66.0 million in borrowings under our new global revolving credit facility, in part offset by the payment of debt issuance costs of $5.0 million.

Senior Secured Credit Facility On March 3, 2011, we replaced our existing credit facility with a new senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The new facility consists of a $200.0 million global revolving credit facility, with potential to further increase our available borrowings under the facility to $250.0 million. Availability under the global revolving credit facility is based on a borrowing base comprised of cash and consumer receivables in our U.S. and Canadian operations, our U.K.-based retail and Payday Express online operations and our U.K.

retail store-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the global revolving credit facility or $75 million.

Borrowings under the global revolving credit facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the global revolving credit facility is derived from a pricing grid based on our consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at the alternate base rate, which is the greater of the prime rate and the federal funds rate plus ½ of 1% plus 300 basis points. The global revolving credit facility will mature on March 1, 2015.

The global revolving credit facility allows for borrowings by Dollar Financial Group, Inc., a direct wholly owned subsidiary of DFC Global Corp., National Money Mart Company, our indirect wholly owned Canadian subsidiary, and Dollar Financial U.K. Limited, and Instant Cash Loans Limited, each an indirect wholly owned U.K. subsidiary. Borrowings by Dollar Financial Group, Inc. under the global revolving credit facility are guaranteed by DFC Global Corp. and certain of its direct and indirect domestic U.S. subsidiaries. Borrowings by non-U.S. borrowers under the global revolving credit facility are guaranteed by DFC Global Corp. and Dollar Financial Group, Inc. and substantially all of their domestic U.S. subsidiaries, by National Money Mart Company and substantially all of its direct and indirect Canadian subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited and substantially all of the U.K. subsidiaries of Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the global revolving credit facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2011, there was $65.9 million outstanding under the global revolving credit facility.

The senior secured credit agreement governing our global revolving credit agreement contains customary covenants, representations and warranties and events of default. As of June 30, 2011, we were in compliance with all such covenants.

Prior Credit Facility On October 30, 2006, we entered into a $475.0 million credit facility, which we refer to as the 2006 credit agreement. This facility consisted of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million, which we refer to as the U.S. Revolving Facility with Dollar Financial Group, Inc., as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million, which we refer to as the Canadian Term Facility, with National Money Mart Company as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to $40.0 million denominated in Euros), which we refer to collectively as the U.K. Term Facility; and (iv) a senior secured revolving credit facility in an aggregate amount of CAD 28.5 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company as the borrower.

On December 23, 2009, we and our lenders amended and restated the terms of the 2006 credit agreement. Pursuant to the terms of the amended and restated credit agreement, lenders representing approximately 90% of the revolving credit facilities and approximately 91% of the term loans agreed to the extension of the maturity of the revolving credit facilities and term loans to December 2014 (subject to the condition, which was satisfied in February 2010, that prior to October 30, 2012, the aggregate principal amount of the 2027 Notes be reduced to an amount less than or equal to $50 million).

Outstanding amounts under the amended and restated credit agreement that were owed to lenders which consented to the extended maturity date received an annual interest spread of 500 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid. Lenders under the 2006 credit agreement that did not consent to the extended maturity in 2009 received an annual interest spread of 375 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid.

Prior to the amendment and restatement of the 2006 credit agreement, the U.S. Revolving Facility and the Canadian Revolving Facility had an interest rate of LIBOR plus 300 basis points and CDOR plus 300 basis

points, respectively, subject to reduction as we reduced our leverage. The Canadian Term Facility consisted of $295.0 million at an interest rate of LIBOR plus 275 basis points. Under the 2006 credit agreement, the U.K. Term Facility consisted of a $40.0 million tranche at an interest rate of LIBOR plus 300 basis points and a tranche denominated in Euros equivalent to $40.0 million at an interest rate of Euribor plus 300 basis points.

We used approximately $350.0 million of the net proceeds from our December 2009 offering of $600.0 million aggregate principal amount of our 10.375% Senior Notes due 2016 to repay substantially all of its outstanding obligations under the Canadian Term Facility and the U.K. Term Facility. On June 23, 2010, we used excess cash to repay the remaining balance of approximately $18.3 million of the Canadian Term Facility and the U.K. Term Facility. We repaid all then outstanding balances under the credit facility immediately prior to its termination on March 3, 2011 in connection with the execution of our new senior secured credit facility relating to our global revolving credit facility.

Scandinavian Credit Facilities As a result of the December 2010 acquisition of Sefina, we assumed approximately $61.8 million of borrowings under Sefina's credit facilities. The loans are secured primarily by the value of Sefina's pawn pledge stock. The borrowings consist of a working capital facility consisting of two loans of SEK 185 million and SEK 55 million ($38.1 million at June 30, 2011). These loans are due July 2013 and December 2015, respectively, at an interest rate of the lender's borrowing rate plus 160 basis points (4.23% at June 30, 2011). Also with the same Scandinavian bank, we assumed an overdraft facility due December 31, 2011 with a commitment of up to SEK 85 million. As of June 30, 2011, SEK 34.0 million ($5.4 million) was outstanding at the lender's borrowing rate plus 170 basis points (4.33% at June 30, 2011). We also assumed a Euro overdraft facility with another Scandinavian bank maturing in April 2012 with a commitment of up to EUR 17.5 million, of which EUR 16.6 million ($24.1 million) was outstanding as of June 30, 2011 at a rate of Euribor plus 270 basis points (3.29% at June 30, 2011).

Other Debt Other debt consists of $8.8 million of debt assumed as part of the Suttons & Robertsons acquisition in April 2010, consisting of a $0.2 million overdraft facility, a $3.0 million revolving loan and a $5.6 million term loan.

Long-Term Debt As of June 30, 2011, our long term debt consisted of $597.0 million of 10.375% senior notes due 2016, which we refer to as the 2016 notes, issued by our Canadian subsidiary, National Money Mart Company, $40.7 million of our 2.875% convertible notes due 2027, which we refer to as the 2027 notes, $90.9 million of our 3.00% convertible notes due 2028, which we refer to as the 2028 notes, $8.6 million of revolving and term loans owed by S&R and $38.1 million of borrowings under Sefina's revolving credit facility and bank loans which we assumed in the acquisition.

Through a series of privately negotiated transactions with certain holders of our 2027 notes in December 2009, pursuant to which such the holders exchanged an aggregate of $120.0 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 2028 notes. Holders have the right to convert the 2028 notes into cash and, if applicable, shares of our common stock upon the satisfaction of certain conditions. The initial conversion rate of the 2028 notes is 51.8035 per $1,000 principal amount of 2028 notes. The 2028 notes accrue interest at a rate of 3.00% per annum and mature on April 1, 2028.

In February 2010, we repurchased $35.2 million aggregate principal amount of our 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The purchase price paid was 91% of the stated principal amount of the repurchased 2027 notes for an aggregate price of $32.0 million.

On December 23, 2009, our Canadian subsidiary, National Money Mart Company, issued $600 million aggregate principal amount of the 2016 notes. The 2016 notes will mature on December 15, 2016.

Future Obligations Our future obligations include minimum lease payments under operating leases, principal repayments on our debt obligations, obligations under Canadian class action agreements payable in cash, and certain acquisition-related payments. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of June 30, 2011, excluding periodic interest payments, include the following (in millions):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Revolving credit facilities	$ 65.9	$ 65.9	$ —	$ —	$ —
Long-term debt:					
10.375% Senior Notes due 2016	600.0	—	—	—	600.0
2.875% Senior Convertible Notes due 2027	44.8	—	—	—	44.8
3.0% Senior Convertible Notes due 2028	120.0	—	—	—	120.0
Scandinavian credit facilities	67.6	29.5	29.4	8.7	
Other Notes Payable	8.8	0.2	8.6	—	—
Obligations under Canadian Class Action Settlement Agreements Payable in Cash	14.1	14.1	—	—	—
Express Finance Limited contingent consideration payment	12.1	12.1	—	—	—
Sefina acquisition installment payments	5.3	5.3	—	—	—
Operating lease obligations(1)	234.5	49.8	77.9	52.8	54.0
Total contractual cash obligations	$1,173.1	$176.9	$115.9	$61.5	$818.8

(1) For purposes of the table, operating lease obligations include one lease renewal option period for leases with initial lease terms of five years or less.

(2) Excluded from the table is approximately $17.8 million of contingent acquisition payments that are dependent on the operating performance of Sefina.

(3) Excluded from the table are any potential payments on our cross-currency interest rate swaps which expire in October 2012, as these payments are not fixed and determinable.

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, build de novo stores and effectuate various acquisitions and make payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

Seasonality

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Impact of Inflation

We do not believe that inflation has a material impact on our earnings from operations.

Impact of Recent Accounting Pronouncements

On January 21, 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements.* The standard amends ASC Topic 820, *Fair Value Measurements and Disclosures* to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard does not change how fair values are measured. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. We adopted this Statement beginning in the quarterly period ended March 31, 2010, as required, and adoption has not had a material impact on our consolidated financial statements.

In July 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-20, *Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* ASU 2010-20 amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide new disclosures about its financing receivables and related allowance for credit losses. These provisions are effective for interim and annual reporting periods ending on or after December 15, 2010. We adopted ASU 2010-20 in our quarter ending December 31, 2010. ASU 2010-20 concerns disclosures only and did not have a material impact on our financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations*. This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. ASU 2010-29 concerns disclosures only and will not have a material impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220) — Presentation of Comprehensive Income*. This standard update amends Topic 220 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These provisions are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. ASU 2011-05 concerns disclosures only and will not have a material impact on our financial position or results of operations.

DFC GLOBAL CORP.
SUPPLEMENTAL STATISTICAL DATA

The following table presents a summary of our consumer lending originations, including loan extensions and revenues, for the following periods:

	Year Ended June 30,		
	2009	2010	2011
U.S. company-funded consumer loan originations	$ 582.1	$ 500.3	$ 480.8
Canadian company-funded consumer loan originations	776.3	792.3	879.6
U.K. company-funded consumer loan originations	358.7	500.4	831.9
Poland company-funded consumer loan originations	—	11.7	15.1
Total company-funded consumer loan originations	$1,717.1	$1,804.7(1)	$2,207.4(2)
U.S. servicing revenues, gross	$ 2.0	$ —	$ —
U.S. company-funded consumer loan revenues	77.6	65.7	61.6
Canadian company-funded consumer loan revenues	121.5	147.9	170.7
U.K. company-funded consumer loan revenues	65.4	98.8	187.5
Poland company-funded consumer loan revenues	—	7.1	9.4
Total consumer lending revenues	$ 266.5	$ 319.5	$ 429.2
Gross charge-offs of company-funded consumer loans	$ 185.6	$ 164.0	$ 217.2
Recoveries of company-funded consumer loans	(130.9)	(122.5)	(162.1)
Net charge-offs on company-funded consumer loans	$ 54.7	$ 41.5	$ 55.1
Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations	10.8%	9.1%	9.8%
Recoveries of company-funded consumer loans as a percentage of total company-funded consumer loan originations	7.6%	6.8%	7.3%
Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	3.2%	2.3%	2.5%

(1) The increase for the fiscal year ended June 30, 2010 is primarily due to the acquisitions of Express Finance Limited in the United Kingdom and Optima, S.A. in Poland, partially offset by a decrease in the United States, related to a reduction in the number of U.S. stores. Additionally, in fiscal 2010, there was a $69.8 million increase in Canada and an $8.7 million decrease in the United Kingdom compared to fiscal 2009 as a result of the impact of exchange rates for the year ended June 30, 2010. The effects of the global economic recession also resulted in diminished loan originations for the 2009 and 2010 fiscal years.

(2) The increase for the year ended June 30, 2011 is primarily due to the acquisition of Month End Money in the United Kingdom, partially offset by a decrease in the United States, related to a reduction in the number of U.S. stores. Additionally, in fiscal 2011, there were increases of $44.9 million and $7.4 million, respectively, in Canada and the United Kingdom related to the impact of exchange rates compared to fiscal 2010.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Generally

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency translation exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

- interest rates on revolving credit facilities; and
- foreign exchange rates generating translation gains and losses.

We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

Interest Rate Risk

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our Board of Directors. Our revolving credit facilities carry variable rates of interest. With the repayment of our legacy variable rate term credit facilities during fiscal 2010 with the proceeds of a fixed rate bond issuance without termination of our Canadian cross currency swaps hedging the debt, we are exposed to adverse changes in interest rates through the swap that will likely have an impact on our future consolidated statement of financial position (see the section entitled "Cross Currency Interest Rate Swaps" below).

Foreign Currency Exchange Rate Risk

Put Options

Operations in Canada and Europe have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect certain earnings in Canada and Europe against the translational impact of foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At June 30, 2011, we did not hold any put options. At times throughout the year we have used, and may continue to use, purchased options designated as cash flow hedges to protect against certain of the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. These cash flow hedges have a duration of less than 12 months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in other expense (income), net on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

Canada operations (exclusive of unrealized foreign exchange gains of $51.7 million, litigation proceeds of $3.9 million, loss on derivatives not designated as hedges of $39.3 million, and loss on store closings of $0.5 million) accounted for approximately 47.9% of consolidated pre-tax earnings for the year ended June 30, 2011 and 56.7% of consolidated pre-tax earnings (exclusive of unrealized foreign exchange losses of $2.2 million, loss on derivatives not designated as hedges of $12.9 million, litigation settlements of 22.6 million, loss on extinguishment of debt of $3.6 million, and loss on store closings of $0.9 million) for the year ended June 30, 2010. Europe operations (exclusive of unrealized foreign exchange losses of $2.0 million and loss on store closings of $0.1 million) accounted for approximately 60.2% of consolidated pre-tax earnings for the year ended June 30, 2011 and 56.0% of consolidated pre-tax earnings (exclusive of unrealized foreign exchange losses of $8.0 million and loss on extinguishment of debt of $4.7 million) for the year ended June 30, 2010. U.S. operations (exclusive of unrealized foreign exchange losses of $2.7 million, litigation expense of

$0.2 million and loss on store closings of $0.3 million) accounted for approximately (8.2)% of consolidated pre-tax earnings for the year ended June 30, 2011 and (12.7)% of consolidated pre-tax earnings (exclusive of unrealized foreign exchange gains of $0.1 million, litigation expense of $6.4 million, loss on extinguishment of debt of $1.2 million, and loss on store closings of $2.4 million) for the year ended June 30, 2010. As currency exchange rates change, translation of the financial results of the Canada and Europe operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $14.1 million. These gains and loss are included in other comprehensive income.

We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive of unrealized foreign exchange gains of $49.7 million, loss on derivatives not designated as hedges of $39.2 million, litigation proceeds of $3.9 million, and loss on store closings of $0.6 million) by approximately $9.9 million for the year ended June 30, 2011 and $9.2 million (exclusive of the unrealized foreign exchange losses of $10.2 million, loss on derivatives not designated as hedges of $12.9 million, litigation settlements of $22.6 million, loss on extinguishment of debt of $8.4 million, and loss on store closings of $0.9 million) for the year ended June 30, 2010. This impact represents 10.8% of our consolidated foreign pre-tax earnings for the year ended June 30, 2011 and 11.3% of our consolidated foreign pre-tax earnings for the year ended June 30, 2010. A 10% change in the Canadian exchange rate would additionally impact reported pre-tax earnings from continuing operations by approximately $32.1 million for the year ended June 30, 2011 related to the translational effect of net Canadian liabilities denominated in a currency other than the Canadian Dollar.

Cross-Currency Interest Rate Swaps

In December 2006, we entered into cross-currency interest rate swaps to hedge against the changes in cash flows of our legacy U.K. and Canadian term loans denominated in a currency other than our foreign subsidiaries' functional currency.

In December 2006, our U.K. subsidiary, Dollar Financial U.K. Limited, entered into a cross-currency interest rate swap with a notional amount of GBP 21.3 million that was set to mature in October 2012. Under the terms of this swap, Dollar Financial U.K. Limited paid GBP at a rate of 8.45% per annum and Dollar Financial U.K. Limited received a rate of the three-month EURIBOR plus 3.00% per annum on EUR 31.5 million. In December 2006, Dollar Financial U.K. Limited also entered into a cross-currency interest rate swap with a notional amount of GBP 20.4 million that was set to mature in October 2012. Under the terms of this cross-currency interest rate swap, we paid GBP at a rate of 8.36% per annum and we received a rate of the three-month LIBOR plus 3.00% per annum on US$40.0 million.

On May 7, 2009 our UK subsidiary, terminated its two cross-currency interest rate swaps hedging variable-rate borrowings. As a result, we discontinued prospectively hedge accounting on these cross currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts to earnings over the remaining original term of the derivative when hedged forecast transactions are recognized in earnings.

In December 2006, our Canadian subsidiary, National Money Mart Company, entered into cross-currency interest rate swaps with aggregate notional amounts of CAD 339.9 million that mature in October 2012. Under the terms of the swaps, National Money Mart Company pays Canadian dollars at a blended rate of 7.12% per annum and National Mart receives a rate of the three-month LIBOR plus 2.75% per annum on $295.0 million.

On December 23, 2009, we used a portion of the net proceeds of our $600 million Senior Note Offering to prepay $350 million of the then outstanding $368.6 million term loans. As a result, we discontinued prospectively hedge accounting on our Canadian cross-currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On a quarterly basis, the cross-currency interest rate swap agreements call for the exchange of 0.25% of the original notional amounts without giving effect to the $350 million prepayment. Upon maturity, these cross-currency interest rate swap agreements call for the exchange of the remaining notional amounts. Prior to December 23, 2009, these derivative contracts were designated as cash flow hedges for accounting purposes. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings. Subsequent to December 23, 2009, the swaps are no longer designated as hedges therefore we record foreign exchange re-measurement gains and losses related to the term loans and also record the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2010 and 2011 is a liability of $47.4 million and $73.8 million, respectively and is included in fair value of derivatives on the balance sheet. During the years ended June 30, 2010 and 2011, we recorded $12.9 million and $39.3 million, respectively, charges in the statement of operations related to the ineffective portion of these cash flow hedges.

On January 14, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 183.6 million to which our Canadian operating subsidiary, National Money Mart Company, is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment eliminates financial covenants and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our revolving credit facility prior to the maturity of the swap in October 2012. On February 8, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 145.3 million to which National Money Mart Company is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment includes financial covenants similar to those in the Company's amended credit facility and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our revolving credit facility prior to the maturity of the swap in October 2012. We agreed to pay a higher rate on both of the interest rate swaps in order to secure these amendments.

Non-designated Hedges of Commodity Risk

In the normal course of business, we maintain inventories of gold at its pawn shops. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of June 30, 2011, our subsidiary in the United Kingdom had one outstanding gold collar with a notional amount of 1,500 ounces of gold bullion.

Item 8. *FINANCIAL STATEMENTS*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of DFC Global Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of June 30, 2011, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has audited the effectiveness of our internal control over financial reporting as of June 30, 2011. Their report is included herein.

In accordance with SEC rules, management excluded Sefina and MEM from its evaluation of internal controls over financial reporting due to the timing of the acquisitions. Sefina and MEM accounted for 6.0% and 6.2% of net income, respectively, and 10.5% and 13.3% of consolidated total assets of the Company for the year ended June 30, 2011, respectively.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer
August 29, 2011

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer
August 29, 2011

/s/ William M. Athas

William M. Athas
Senior Vice President of Finance, Chief Accounting
Officer and Corporate Controller
August 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DFC Global Corp.

We have audited DFC Global Corp.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). DFC Global Corp's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As set forth in Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sefina Finance AB (Sefina) and Purpose UK Holdings, Ltd (Purpose UK) due to the timing of the acquisitions. Sefina and Purpose UK accounted for 6.0% and 6.2% of net income, respectively, and 10.5% and 13.3% of consolidated total assets of the Company for the year ended June 30, 2011, respectively. Our audit of internal control over financial reporting of DFC Global Corp also did not include an evaluation of internal control over financial reporting of Sefina or Purpose UK.

In our opinion, DFC Global Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DFC Global Corp. as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011 of DFC Global Corp. and our report dated August 29, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DFC Global Corp.

We have audited the accompanying consolidated balance sheets of DFC Global Corp. as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DFC Global Corp. at June 30, 2011 and 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of DFC Global Corp.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2011

DFC GLOBAL CORP.

CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share amounts)

	June 30, 2010	June 30, 2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 291.3	$ 189.0
Consumer loans, net:		
Consumer loans	111.3	176.8
Less: Allowance for consumer loan losses	(10.4)	(14.9)
Consumer loans, net	100.9	161.9
Pawn loans	35.5	136.2
Loans in default, net of an allowance of $21.8 and $37.7	9.3	13.8
Other receivables	17.1	31.2
Prepaid expenses and other current assets	25.8	38.5
Current deferred tax asset, net of valuation allowance of $4.9 and $2.7	1.0	—
Total current assets	480.9	570.6
Deferred tax asset, net of valuation allowance of $80.1 and $84.9	22.6	21.3
Property and equipment, net of accumulated depreciation of $117.2 and $146.7	67.5	100.0
Goodwill and other intangibles	609.0	932.0
Debt issuance costs, net of accumulated amortization of $3.5 and $7.8	18.7	21.0
Other	15.9	17.9
Total Assets	$1,214.6	$1,662.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 44.8	$ 61.1
Income taxes payable	6.2	13.7
Accrued expenses and other liabilities	92.6	98.4
Debt due within one year	3.3	95.7
Current deferred tax liability	0.3	—
Total current liabilities	147.2	268.9
Fair value of derivatives	47.4	73.9
Long-term deferred tax liability	24.0	53.8
Long-term debt	725.3	775.2
Other non-current liabilities	52.4	64.4
Stockholders' equity:		
Common stock, $.001 par value: 100,000,000 shares authorized; 36,539,663 shares and 43,743,941 shares issued and outstanding at June 30, 2010 and June 30, 2011, respectively	—	—
Additional paid-in capital	331.1	469.2
Accumulated deficit	(115.5)	(49.7)
Accumulated other comprehensive income	2.7	7.6
Total DFC Global Corp. stockholders' equity	218.3	427.1
Non-controlling interest	—	(0.5)
Total stockholders' equity	218.3	426.6
Total Liabilities and Stockholders' Equity	$1,214.6	$1,662.8

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions except share and per share amounts)

	Year Ended June 30,		
	2009	2010	2011
Revenues:			
Consumer lending	$ 266.5	$ 319.5	$ 429.2
Check cashing	164.6	149.5	144.1
Pawn service fees and sales	13.8	19.9	48.0
Money transfer fees	26.8	27.5	32.1
Gold sales	3.7	43.0	46.5
Other	54.8	73.9	88.5
Total revenues	530.2	633.3	788.4
Operating expenses:			
Salaries and benefits	145.7	154.0	179.9
Provision for loan losses	52.1	45.9	73.6
Occupancy	41.8	43.3	51.0
Purchased gold costs	2.4	30.4	31.0
Advertising	8.4	16.7	27.1
Depreciation	13.1	14.3	16.8
Maintenance and repairs	11.8	11.9	14.5
Bank charges and armored carrier service	13.4	13.9	16.6
Returned checks, net and cash shortages	16.0	9.0	7.7
Other	43.7	47.6	63.0
Total operating expenses	348.4	387.0	481.2
Operating margin	181.8	246.3	307.2
Corporate and other expenses:			
Corporate expenses	68.2	86.8	104.1
Other depreciation and amortization	3.8	7.3	14.6
Interest expense, net	43.7	68.9	90.8
Loss on extinguishment of debt	—	9.5	—
Unrealized foreign exchange (gain) loss	(5.5)	10.1	(47.0)
Loss on derivatives not designated as hedges	—	12.9	39.3
Provision for (proceeds from) litigation settlements	57.9	29.1	(3.7)
Loss on store closings	10.3	3.3	0.9
Other (income) expense, net	(4.8)	2.2	5.8
Income before income taxes	8.2	16.2	102.4
Income tax provision	15.0	21.4	37.1
Net (loss) income	$ (6.8)	$ (5.2)	$ 65.3
Less: Net loss attributable to non-controlling interests	—	(0.3)	(0.5)
Net (loss) income attributable to DFC Global Corp.	$ (6.8)	$ (4.9)	$ 65.8
Net (loss) income per share attributable to DFC Global Corp.:			
Basic	$ (0.19)	$ (0.14)	$ 1.73
Diluted	$ (0.19)	$ (0.14)	$ 1.66
Weighted average shares outstanding:			
Basic	36,019,058	36,159,848	38,005,387
Diluted	36,019,058	36,159,848	39,758,551

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interest	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount					
Balance, June 30, 2008	36,344,241	$ —	$309.1	$(103.8)	$ —	$ 34.1	$239.4
Comprehensive income (loss)							
Foreign currency translation						(17.9)	(17.9)
Cash flow hedges						(8.1)	(8.1)
Net loss				(6.8)			(6.8)
Total comprehensive loss							(32.8)
Restricted stock grants	270,983						
Stock options exercised	390,818		3.3				3.3
Vested portion of granted restricted stock and restricted stock units			3.7				3.7
Purchase and retirement of treasury shares	(803,699)		(7.5)				(7.5)
Retirement of common stock	(47,391)						
Other stock compensation			2.7				2.7
Purchase of Optima, S.A.					0.3		0.3
Balance, June 30, 2009	36,154,952	$ —	$311.3	$(110.6)	$ 0.3	$ 8.1	$209.1
Comprehensive income (loss)							
Foreign currency translation						(7.8)	(7.8)
Cash flow hedges						2.4	2.4
Net loss				(4.9)			(4.9)
Total comprehensive loss							(10.3)
Restricted stock grants	346,626						
Stock options exercised	132,762		1.5				1.5
Vested portion of granted restricted stock and restricted stock units			2.8				2.8
Retirement of common stock	(94,677)						
Other stock compensation			3.0				3.0
Net loss attributable to non-controlling interest					(0.3)		(0.3)
Debt discount			32.9				32.9
Retirement of debt discount			(20.4)				(20.4)
Balance, June 30, 2010	36,539,663	$ —	$331.1	$(115.5)	$ —	$ 2.7	$218.3
Comprehensive income (loss)							
Foreign currency translation						—	—
Cash flow hedges						4.9	4.9
Net income				65.8			65.8
Total comprehensive income							70.7
Issuance of common stock	6,672,142		130.2				130.2
Restricted stock grants	378,819						
Stock options exercised	320,498		3.2				3.2
Vested portion of granted restricted stock and restricted stock units			2.0				2.0
Retirement of common stock	(167,181)						
Other stock compensation			2.7				2.7
Net loss attributable to non-controlling interest					(0.5)		(0.5)
Balance, June 30, 2011	43,743,941	$ —	$469.2	$ (49.7)	$(0.5)	$ 7.6	$426.6

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Twelve Months Ended June 30,		
	2009	2010	2011
Cash flows from operating activities:			
Net (loss) income	$ (6.8)	$ (5.2)	$ 65.3
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	19.9	25.0	35.5
Loss on extinguishment of debt	—	9.5	—
Change in fair value of derivatives not designated as hedges	—	3.6	20.7
Provision for loan losses	52.1	45.9	73.6
Non-cash stock compensation	6.4	5.8	4.6
Loss on disposal of fixed assets	3.2	1.2	0.1
Unrealized foreign exchange (gain) loss	(5.5)	9.9	(47.4)
Deferred tax (benefit) provision	(10.5)	0.7	15.2
Accretion of debt discount and deferred issuance costs	8.9	13.4	15.3
Change in assets and liabilities (net of effect of acquisitions):			
Increase in loans and other receivables	(44.3)	(66.7)	(121.9)
Increase in prepaid expenses and other	(5.6)	(3.6)	(8.4)
Provision for litigation settlements	49.2	24.6	—
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(7.8)	22.6	(35.7)
Net cash provided by operating activities	59.2	86.7	16.9
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(26.2)	(155.0)	(289.2)
Additions to property and equipment	(15.8)	(29.4)	(41.4)
Net cash used in investing activities	(42.0)	(184.4)	(330.6)
Cash flows from financing activities:			
Proceeds from the issuance of 10.375% senior notes due 2016	—	596.4	—
Proceeds from cross currency swaps	14.4	—	—
Proceeds from the exercise of stock options	3.3	1.5	3.2
Proceeds from offering of common stock, net	—	—	130.2
Purchase of company common stock	(7.5)	—	—
Repayment of term loan notes	—	(369.2)	—
Other debt payments	(3.6)	(7.0)	—
Purchase of 2.875% Senior Convertible Notes due 2011	—	(32.0)	—
Net (decrease) increase in revolving credit facilities	(3.8)	—	66.0
Payment of debt issuance and other costs	(0.1)	(19.9)	(5.0)
Net cash provided by financing activities	2.7	169.8	194.4
Effect of exchange rate changes on cash and cash equivalents	(20.0)	9.6	17.0
Net (decrease) increase in cash and cash equivalents	(0.1)	81.7	(102.3)
Cash and cash equivalents at beginning of period	209.7	209.6	291.3
Cash and cash equivalents at end of period	$209.6	$ 291.3	$ 189.0
Supplemental disclosures of cash flow information:			
Interest paid	$ 32.9	$ 48.3	$ 90.4
Income taxes paid	$ 25.8	$ 22.9	$ 25.1

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

The accompanying consolidated financial statements are those of DFC Global Corp. and its wholly-owned subsidiaries (collectively, the "Company" or "DFC"). DFC Global Corp. is the parent company of Dollar Financial Group, Inc. ("DFG"). The activities of DFC Global Corp. consist primarily of its investment in DFG. DFC Global Corp. has no employees or operating activities.

DFC Global Corp. is a Delaware corporation formed in 1990. Prior to August 2011, our corporate name was "Dollar Financial Corp.". The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,269 locations (of which 1,198 are company owned) operating principally as Money Mart®, The Money Shop, Insta-Cheques®, mce®, Suttons and Robertson®, The Check Cashing Store®, Sefina®, Optima®, Helsingin Pantti℠ and MoneyNow!® in Canada, the United Kingdom, the United States, Poland, the Republic of Ireland, Sweden and Finland. This network of stores offers a variety of financial services including consumer loans, pawn services, gold buying, check cashing, money transfer services and various other related services. In addition, the Company provides financial services to primarily unbanked and underbanked consumers in Poland through in-home servicing under the trade name Optima®. The Company also offers Internet-based short term consumer loans in the United Kingdom primarily under the brand names Payday Express® and Payday UK® and in Canada under the Money Mart name, as well as a U.K.-based merchant cash advance business that primarily provides working capital to small retail businesses by providing cash advances against a future receivable calculated as a percentage of future credit card receipts. Through its Dealers' Financial Services, ("DFS") subsidiary, the Company provides fee based services to enlisted military personnel seeking to purchase new and used vehicles who make applications for auto loans that are funded and serviced under an agreement with a major third-party national bank based in the United States.

The Company's common stock trades on the NASDAQ Global Select Market under the symbol "DLLR".

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, loss reserves, valuation allowance for income taxes, litigation reserves and impairment assessment of goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or stockholders' equity. These reclassifications include:

- Reclassifying $2.0 million ($9.4 million of loans and a related allowance of $7.4 million) from Consumer Loans, net, to Loans in Default, net, in the Company's Consolidated Balance Sheet as of

2. Summary of Significant Accounting Policies (continued)

June 30, 2010, to conform the presentation of our Poland business to the remainder of the Company's operations.

- Reclassifying $35.5 million of pawn loans from Consumer Loans, net, to Pawn Loans in the Company's Consolidated Balance Sheet as of June 30, 2010.
- Reclassifying $1.4 million and $20.7 million of gold sales from Other Revenue, to Gold Sales Revenue, and $0.1 million and $8.1 million of purchased gold costs from Other Operating Expense, to Purchased Gold Costs in the Company's Consolidated Statement of Operations for the years ended June 30, 2009 and 2010, respectively. For the years ended June 30, 2009 and 2010, the previously reported amounts of gold sales and purchased gold costs have been revised to correct certain immaterial classification errors. Specifically, charges previously netted in calculating total revenues of $2.3 million and $22.4 million for the years ended June 30, 2009 and 2010, respectively, have been reclassified to operating expenses. This reclassification increased other revenue, total revenue, other operating expense, and total operating expense by $2.3 million and $22.4 million for the years ended June 30, 2009 and 2010, respectively. This reclassification did not affect the previously reported amounts of operating margin for any period.

Revenue Recognition

With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to the Company's franchised locations, the Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The Company's standard franchise agreement forms grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance and after the franchised location has opened, the Company also provides updates to the software, samples of certain advertising and promotional materials and other post-opening assistance.

For single-payment consumer loans that the Company makes directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. The Company's reserve policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of the Company's retail financial services locations in the United Kingdom and at the Company's pawn shops in Europe. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. As with the Company's single-payment consumer loans, revenues are recognized using the interest rate method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by the Company concurrent with the funding of loans by the third party lending financial institution. The Company also earns additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating

2. Summary of Significant Accounting Policies (continued)

results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Consumer Loans, Net

Unsecured short-term and longer-term installment loans that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable, net. Consumer loans, net are reported net of a reserve as described below in "Consumer Loan Loss Reserves Policy".

Loans in Default

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss provisions in the period that the loan is placed in default status. The reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provisions. If the loans remain in a defaulted status for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

Consumer Loan Loss Reserves Policy

The Company maintains a loan loss reserve for anticipated losses for consumer loans that the Company directly originates. To estimate the appropriate level of loan loss reserves, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss reserve is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans that the Company makes directly. As these conditions change, the Company may need to make additional allowances in future periods.

Generally, when a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

The Company does not maintain a loan loss reserve for potential future losses on pawn loans. Pawn lawns are secured by the customer's pledged item, which is generally 50% to 80% of the appraised fair value of the pledged item, thus reducing the Company's exposure to losses on defaulted pawn loans. The Company's

2. Summary of Significant Accounting Policies (continued)

historical redemption rate on pawn loans is in excess of 85%, which means that for more than 85% of its pawn loans, the customer pays back the dollars borrowed, plus interest and fees, and the Company returns the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item either sold at auction or sold to a third party in the Company's retail stores within several weeks of the customer default. Except in very isolated instances, the amount received at auction or in the Company's store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above the Company's recorded asset are returned to the customer.

Other receivables

Other receivables consist primarily of franchise and other third-party receivables.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured) or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with ASC 350, goodwill is assigned to reporting units, which the Company has determined to be its reportable operating units of the United States Retail, Canada, DFS, and the United Kingdom, Sefina, MEM and Poland (which are collectively reported in Europe). The Company also has a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more operating segment components have similar economic characteristics, their results are combined in one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, the Company is required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights, DFS' MILES program brand name and Sefina and MEM trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

2. Summary of Significant Accounting Policies (continued)

The Company considers the goodwill impairment and indefinite intangible impairment testing process to be one of the critical accounting estimates used in the preparation of its consolidated financial statements. The Company estimates the fair value of its reporting units by using a discounted cash flow analysis or a market-based approach, or a combination thereof. The discounted cash flow analysis requires the Company to make various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on the Company's budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by the Company's long term business plan. The Company performs its goodwill impairment test annually as of June 30, and its other intangibles impairment test annually as of December 31. At the date of its last evaluations, there was no impairment of goodwill or other intangibles. However, the Company may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if the Company experiences a significant disruption to its business, unexpected significant declines in its operating results, divestiture of a significant component of its business, a sustained decline in market capitalization, particularly if it falls below the Company's book value, or a significant change to the regulatory environment in which the Company operates. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in the Company's analyses. These differences could have a material adverse impact on the consolidated results of operations and cause the Company to perform the second step impairment test, which could result in a material impairment of the Company's goodwill.

Debt Issuance Costs

Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 10).

Operating Expenses

The direct costs incurred in operating the Company's business have been classified as operating expenses. Operating expenses include salaries and benefits of store and regional employees, provisions for loan losses, rent and other occupancy costs, purchased gold costs, depreciation of property and equipment used to operate our business, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, maintenance and repairs and other costs incurred by the stores. Excluded from operating expenses are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs.

Check Cashing Returned Item Policy

The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks.

Income Taxes

The Company accounts for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"). The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest

2. Summary of Significant Accounting Policies (continued)

benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs charged to expense were $8.4 million, $16.7 million and $27.1 million for the three years ended June 30, 2009, 2010 and 2011, respectively.

Fair Value of Financial Instruments

The fair value of the 2.875% Senior Convertible Notes due 2027 issued by DFC (the "2027 Notes"), the 3.00% Senior Convertible Notes due 2028 issued by DFC (the "2028 Notes") and the 10.375% Senior Notes due 2016 issued by the Company's Canadian subsidiary, National Money Mart Company (the "2016 Notes") are based on broker quotations.

The total fair value of the 2027 Notes and the 2028 Notes were approximately $40.0 million and $110.9 million, respectively, at June 30, 2010, and $42.1 million and $154.5 million, respectively, at June 30, 2011. These fair values relate to the face value of the 2027 Notes and the 2028 Notes, and not the carrying value recorded on the Company's balance sheet. The fair value of the 2016 Notes was approximately $609.0 million and $658.5 million at June 30, 2010 and June 30, 2011, respectively.

The outstanding borrowings under the Company's Global Revolving Credit Facility and Scandinavian Credit Facilities are variable interest debt instruments and their fair value approximates their carrying value.

The Company's other financial instruments consist of cash and cash equivalents and derivatives, consumer loans and pawn loans, which are short-term in nature and their fair value approximates their carrying value net of allowance for loan loss.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that

2. Summary of Significant Accounting Policies (continued)

are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Put Options

Operations in Europe and Canada expose the Company to shifts in currency valuations. From time to time, the Company purchases put options in order to protect aspects of the Company's operations in the Europe and Canada against foreign currency fluctuations. Out of the money put options are generally used because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts. The Company has designated the purchased put options as cash flow hedges of the foreign exchange risk associated with the forecasted purchases of foreign-currency-denominated investment securities. These cash flow hedges have maturities of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and are subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. Any ineffective portion of the gain or loss is reported in other income/expense on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged forecasted transactions, both of which are based on forward rates.

Cross-Currency Interest Rate Swaps

From time to time, the Company enters into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing. In the past, the Company designated derivative contracts as cash flow hedges for accounting purposes. The Company recorded foreign exchange re-measurement gains and losses related to the term loans and also records the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in the Company's consolidated statements of operations. Because these derivatives were designated as cash flow hedges, the Company recorded the effective portion of the after-tax gain or loss in other comprehensive income, which was subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

Foreign Currency Translation and Transactions

Outside the United States, the Company operates financial service outlets in Canada, the United Kingdom, Sweden, Finland, Poland and the Republic of Ireland. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with GAAP. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions excluding the revaluation of non-functional denominated debt are included in other expense (income), net. Gains or losses resulting from the revaluation of non-functional denominated debt are included in unrealized foreign exchange gain (loss).

Common Stock and Stock Split

At the Annual Meeting of Stockholders of the Company on November, 11, 2010, the stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 55,500,000 to 100,000,000.

On January 10, 2011, the Company announced a three-for-two stock split on all shares of its common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders

2. Summary of Significant Accounting Policies (continued)

of record on January 20, 2011. All share and per share amounts presented in this report were retroactively adjusted for the common stock split.

On April 13, 2011, the Company completed an underwritten public offering of 6.0 million shares of DFC common stock at a price to the public of $20.75 per share. Net proceeds to the Company from the offering were approximately $117.0 million, after deducting the underwriting discount and the Company's offering expenses. On April 25, 2011, the underwriters exercised their overallotment option under the terms of the underwriting agreement to purchase 672,142 additional shares of DFC common stock and surrendered their rights with respect to the remaining shares covered by such option. Net proceeds to the Company from the sale of the overallotment shares were approximately $13.2 million.

Earnings per Share

Basic earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding, after adjusting for the dilutive effect of stock options restricted stock and restricted stock units. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in millions):

	Year Ended June 30,		
	2009	2010	2011
Net (loss) income attributable to DFC Global Corp.	$(6.8)	$(4.9)	$65.8
Reconciliation of denominator:			
Weighted average number of common shares outstanding — basic(1)	36.0	36.2	38.0
Effect of dilutive stock options(2)	—	—	1.1
Effect of unvested restricted stock and restricted stock unit grants(2)	—	—	0.4
Dilutive effect of convertible debt	—	—	0.3
Weighted average number of shares of common stock outstanding — diluted	36.0	36.2	39.8

(1) Excludes 0.2, 0.2 and 0.1 shares of unvested restricted stock which are included in total outstanding shares of common stock as of June 30, 2009, 2010 and 2011, respectively. The dilutive effect of restricted stock and restricted stock units is included in the calculation of diluted earnings per share using the treasury stock method.

(2) The effect of dilutive stock options was determined under the treasury stock method. Due to net losses during fiscal 2009 and 2010, the effect of the dilutive options and unvested shares of restricted stock and restricted stock unit grants were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.

Recent Accounting Pronouncements

On January 21, 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements.* The standard amends ASC Topic 820, *Fair Value Measurements and Disclosures* to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard does not change how fair values are measured. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted this Statement beginning in the quarterly period ended March 31, 2010, as required, and adoption has not had a material impact on the Company's consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

In July 2010, the FASB issued ASU 2010-20, *Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. ASU 2010-20 amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide new disclosures about its financing receivables and related allowance for credit losses. These provisions are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted ASU 2010-20 for its quarter ending December 31, 2010. ASU 2010-20 concerns disclosures only and did not have a material impact on the Company's financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations*. This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. ASU 2010-29 concerns disclosures only and will not have a material impact on the Company's financial position or results of operations. The Company plans to adopt ASU 2010-29 on July 1, 2011.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220) — Presentation of Comprehensive Income*. This standard update amends Topic 220 to require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These provisions are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. ASU 2011-05 concerns disclosures only and will not have a material impact on the Company's financial position or results of operations.

3. Supplementary Cash Flow Information

Non-Cash Transactions

In fiscal 2010, the Company wrote-off $9.5 million related to losses on extinguishment of debt, consisting of $5.0 million of unamortized deferred issuance costs related to the Company's amended and restated credit agreement, $3.9 million of non-cash interest from the terminated U.K. cross-currency swaps and $0.6 million of charges related to the repurchase of $35.2 million aggregate principal amount of the 2027 Notes in February 2010.

4. Stock Based Compensation Plan

The DFC Global Corp. 2005 Stock Incentive Plan (the "2005 Plan"), after giving effect for the Company's three for two stock split for stockholders of record on January 20, 2011, states that 2,578,043 shares of the Company's common stock may be awarded to employees or consultants of the Company. The awards may be issued at the discretion of the Company's Board of Directors as nonqualified stock options, incentive stock options or restricted stock awards. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted under the 2005 Plan after January 24, 2015.

4. Stock Based Compensation Plan (continued)

On November 15, 2007, the Company's stockholders adopted the DFC Global Corp. 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards and performance awards (collectively, the "Awards") to non-employee members of the Company's Board of Directors and officers, employees, independent consultants and contractors of the Company and any subsidiary of the Company. On November 11, 2010, the Company's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of the Company's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 10,500,000, after giving effect for the Company's three for two stock split for stockholders of record as of January 20, 2011; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by the Company to the award recipient. The shares that may be issued under the 2007 Plan may be authorized, but unissued or reacquired shares of the Company's common stock. No grantee may receive an Award relating to more than 750,000 shares in the aggregate per fiscal year under the 2007 Plan.

Stock options and stock appreciation rights granted under the aforementioned plans have an exercise price equal to the closing price of the Company's common stock on the date of grant. To date no stock appreciation rights have been granted.

Compensation expense, net of the related tax benefit related to share-based compensation included in the statement of operations for the twelve months ended June 30, 2009, 2010 and 2011 was $4.1 million, $4.9 million and $5.0 million, respectively.

4. Stock Based Compensation Plan (continued)

The following table presents information on stock options:

		Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Options outstanding at June 30, 2008 (1,543,167 shares exercisable)	2,313,557	$10.83		
Granted	686,578	$ 5.66		
Exercised	(390,818)	$ 8.49		
Forfeited	(246,542)	$10.95		
Options outstanding at June 30, 2009 (1,367,434 shares exercisable)	2,362,775	$ 9.71		
Granted	734,436	$12.00		
Exercised	(132,772)	$10.98		
Forfeited	(56,421)	$10.12		
Options outstanding at June 30, 2010 (1,798,522 shares exercisable)	2,908,018	$10.22		
Granted	299,158	$19.56		
Exercised	(320,694)	$ 9.91		
Forfeited	(114,037)	$ 9.85		
Options outstanding at June 30, 2011	2,772,445	$11.28	6.7	$28.8
Exercisable at June 30, 2011	2,044,088	$10.51	5.9	$22.8

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on June 30, 2011. The intrinsic value of the Company's stock options changes based on the closing price of the Company's common stock. The total intrinsic value of options exercised for the years ended June 30, 2009, 2010 and 2011 was $1.5 million, $0.7 million and $3.6 million, respectively. As of June 30, 2011, the total unrecognized compensation to be recognized over an estimated weighted-average period of 2.4 years related to stock options is expected to be $3.4 million. Cash received from stock options exercised for the twelve months ended June 30, 2010 and 2011 was $1.5 million and $3.2 million, respectively.

4. Stock Based Compensation Plan (continued)

The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the fiscal years ended 2009, 2010 and 2011:

	Year Ended June 30,		
	2009	2010	2011
Expected volatility	49.6%	53.9%	51.4%
Expected life (years)	5.8	5.9	5.7
Risk-free interest rate	2.51%	2.97%	2.08%
Expected dividends	None	None	None
Weighted average fair value	$ 2.75	$ 6.35	$ 9.66

Restricted stock awards granted under the 2005 Plan and 2007 Plan become vested (i) upon the Company attaining certain annual pre-tax earnings targets ("performance-based") and (ii) after a designated period of time ("time-based"), which is generally three years. Compensation expense is recorded ratably over the requisite service period based upon an estimate of the likelihood of achieving the performance goals. Compensation expense related to restricted stock awards is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock awards is as follows:

	Restricted Stock Awards	Weighted Average Price
Outstanding at June 30, 2008	78,459	$14.60
Granted	145,128	$ 6.25
Vested	(60,830)	$13.71
Forfeited	(4,569)	$12.33
Outstanding at June 30, 2009	158,188	$ 7.35
Granted	47,849	$15.24
Vested	(55,193)	$ 7.89
Outstanding at June 30, 2010	150,844	$ 9.66
Vested	(70,568)	$ 9.47
Outstanding at June 30, 2011	80,276	$ 9.82

Restricted Stock Unit awards (RSUs) granted under the 2005 Plan and 2007 Plan become vested after a designated period of time ("time-based"), which is generally on a quarterly basis over three years. Compensation expense is recorded ratably over the requisite service period. Compensation expense related to RSUs is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

4. Stock Based Compensation Plan (continued)

Information concerning restricted stock unit awards is as follows:

	Restricted Stock Unit Awards	Weighted Average Grant
Outstanding at June 30, 2008	340,244	$14.21
Granted	459,508	$ 5.25
Vested	(154,326)	$14.54
Forfeited	(24,489)	$14.08
Outstanding at June 30, 2009	620,937	$ 7.50
Granted	721,338	$11.85
Vested	(399,690)	$ 9.47
Forfeited	(33,559)	$10.41
Outstanding at June 30, 2010	909,026	$ 9.98
Granted	312,190	$19.77
Vested	(415,004)	$10.65
Forfeited	(89,239)	$10.79
Outstanding at June 30, 2011	716,973	$13.75

As of June 30, 2011, there was $10.6 million of total unrecognized compensation cost related to unvested restricted share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 1.5 years. The total fair value of shares vested during twelve months ended June 30, 2009, 2010 and 2011 was $3.1 million $4.2 million and $5.1 million, respectively.

5. Employee Retirement Plans

Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. Prior to January 1, 2011, the Company matched 50% of each employee's contribution, up to 8% of the employee's compensation. Effective January 1, 2011 the Company changed its matching contributions, now matching 100% of employee contributions up to 3% and 50% of employee contributions exceeding 3% up to 5%. The Company's foreign subsidiaries offer similar plans, the terms of which vary based on statutory requirements.

Total contributions charged to expense were $1.2 million, $1.3 million and $1.8 million for the years ended June 30, 2009, 2010 and 2011, respectively.

The DFC Global Corp. Deferred Compensation Plan's (the "Plan") primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to fifty percent of base salary and/or one hundred percent of bonus earned. The Administrator, a person appointed by the Company's Board of Directors, may further limit the minimum or maximum amount deferred by any plan participants, for any reason.

During fiscal 2007, the Compensation Committee of the Board of Directors approved discretionary contributions to the Plan in the amount of $1.1 million. Each such award was granted July 1, 2007 and vests ratably on an annual basis over a three-year period if, and only if, the Company attains certain strategic objectives as established by the Board of Directors for each fiscal year during the three-year period. The Company attained those strategic objectives for fiscal years 2009, 2010 and 2011.

5. Employee Retirement Plans (continued)

There were no discretionary contributions to the Plan approved by the Board of Directors during fiscal years 2009, 2010 or 2011.

Compensation expense related to discretionary contributions was $0.7 and $0.3 million for the years ended June 30, 2009 and 2010, respectively.

6. Financing Receivables

The Company offers a variety of short-term loan products and credit services to customers who typically cannot access other traditional sources of credit and have non-traditional loan histories. Accordingly, the Company has implemented proprietary predictive scoring models that are designed to limit the dollar amount of loans it offers to customers who statistically would likely be unable to repay their loan. The Company has instituted control mechanisms and a credit analytics function designed to manage risk in its consumer loan activities. Collection activities are also an important aspect of the Company's operations, particularly with respect to its consumer loan products due to the relatively high incidence of unpaid balances beyond stated terms. The Company operates centralized collection centers to coordinate a consistent approach to customer service and collections in each of its markets. The Company's risk control mechanisms include, among others, the daily monitoring of initial return rates with respect to payments made on its consumer loan portfolio. Because the Company's revenue from its consumer lending activities is generated through a high volume of small-dollar financial transactions, its exposure to loss from a single customer transaction is minimal.

The following reflects the credit quality of the Company's loans receivable. Generally, loans are determined to be nonperforming when they are one day past due without a payment for short term consumer loans and one hundred eighty days past due without a payment for longer-term (less than one year) installment loans:

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
(in millions)

	Consumer Loans, Gross	Consumer Loans, Allowance	Pawn Loans
Performing	$176.8	$14.9	$136.2
Non-performing	51.5	37.7	—
	$228.3	$52.6	$136.2

The following presents the aging of the Company's past due loans receivable as of June 30, 2011:

Age Analysis of Past Due Loans Receivable
As of June 30, 2011
(in millions)

	1-30 days Past Due	30-59 days Past Due	60-89 days Past Due	Greater Than 90 days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Consumer Loans	$17.2	$9.7	$6.6	$24.9	$58.4	$169.9	$228.3	$1.9
Pawn Loans	—	—	—	—	—	136.2	136.2	—
Total	$17.2	$9.7	$6.6	$24.9	$58.4	$306.1	$364.5	$1.9

6. Financing Receivables (continued)

The following details the Company's loans receivable that are on nonaccrual status as of June 30, 2011:

Loans Receivable on Nonaccrual Status
As of June 30, 2011
(in millions)

Consumer Loans	$51.5
Pawn Loans	—
Total	$51.5

The following table presents changes in the allowance for consumer loans credit losses (in millions):

	Year Ended June 30, 2011
Allowance for Consumer Loan Losses:	
Balance at beginning of period	$ 32.2
Provision for loan losses	73.6
Charge-offs	(72.9)
Recoveries	16.0
Effect of foreign currency translation	3.7
Balance at end of period	$ 52.6

7. Property and Equipment and Supplementary Financial Information

Property and equipment at June 30, 2010 and 2011 consist of (in millions):

	June 30,	
	2010	2011
Land	$ 0.1	$ 0.3
Leasehold improvements	70.4	93.1
Equipment and furniture	114.2	153.3
	184.7	246.7
Less: accumulated depreciation	(117.2)	(146.7)
Property and equipment, net	$ 67.5	$ 100.0

Depreciation expense amounted to $16.9 million, $18.4 million and $22.3 million for the years ended June 30, 2009, 2010 and 2011, respectively.

Accrued expenses and other liabilities consist of the following (in millions):

	June 30,	
	2010	2011
Accrued legal settlements(1)	$40.2	$15.2
Accrued payroll and incentives	25.9	35.0
Other accrued expenses and liabilities	26.5	48.2
Total accrued expenses and other liabilities	$92.6	$98.4

(1) Other long-term liabilities include an accrual for legal settlements of $37.8 million and $33.4 million at June 30, 2010 and 2011, respectively.

8. Acquisitions

The following acquisitions have been accounted for under the purchase method of accounting.

On October 3, 2009, the Company acquired all of the outstanding shares of Merchant Cash Express Limited ("MCE"), a U.K. entity which primarily provides working capital to small retail businesses by providing cash advances against a percentage of future credit card receipts. The aggregate purchase price for the acquisition was approximately $4.6 million. The Company used excess cash to fund the acquisition. The Company allocated approximately $2.6 million to net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $2.0 million and was recorded as goodwill.

On December 23, 2009, the Company acquired Dealers' Financial Services, LLC ("DFS"). DFS provides fee-based services for military personal who obtain auto loans in the United States made by a major third-party national bank. The aggregate purchase price for the acquisition was approximately $121.9 million, including approximately $1.9 million in related transaction costs. Of the aggregate purchase price, $5.7 million was allocated to net tangible assets acquired, $28.7 million was allocated to definite-lived intangible assets acquired and $35.4 million was allocated to indefinite-lived intangible assets, with the remainder of the purchase price allocated to goodwill. During fiscal 2011, the Company has recorded a net decrease of $1.4 million to goodwill that is primarily related to the resolution of a working capital purchase price dispute with the sellers. The Company anticipates that the entire amount of the goodwill recorded in connection with the acquisition will be deductible for income tax purposes.

On April 13, 2010, the Company acquired all of the outstanding shares of Suttons & Robertsons ("S&R"), which operated three high-end pawn shops in the United Kingdom. The aggregate purchase price for the acquisition was approximately $25.8 million. The Company used excess cash to fund the acquisition. The Company allocated approximately $5.9 million of the purchase price to net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $19.9 million and was recorded as goodwill.

During fiscal 2010, the Company completed various smaller acquisitions in the United Kingdom that resulted in an aggregate increase in goodwill of $0.7 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. Also in fiscal 2010, $0.3 million and $2.2 million of purchase accounting adjustments were made with respect to the Company's Robert Biggar Limited ("Biggar") and Optima, S.A. ("Optima") acquisitions, respectively. Additionally in fiscal 2010 and fiscal 2011, $6.3 million and $13.5 million, respectively, of purchase accounting adjustments related to contingent consideration payments were made or accrued with respect to the Company's Express Finance Limited ("Express") acquisition.

On December 31, 2010, the Company consummated the acquisition of Sefina Finance AB ("Sefina"), a Scandinavian pawn lending business with its headquarters in Stockholm, Sweden. Sefina provides pawn loans primarily secured by gold jewelry, diamonds and watches through 16 retail store locations in Sweden and 12 retail store locations in Finland. The total cash consideration for the acquisition is estimated to be approximately $90.6 million, of which approximately $59.1 million was cash paid at closing. Approximately $14.9 million of additional cash, excluding accrued interest, is payable to the seller in three equal installments. The Company paid the first two installments on March 31, 2011 and June 30, 2011 and the remaining installment is due on September 30, 2011. Furthermore, the Company is obligated to pay the seller additional contingent consideration based on the financial performance of Sefina during each of the two successive

8. Acquisitions (continued)

twelve month periods following the closing of the acquisition, the aggregate amount of which the Company estimated at the time of acquisition to be approximately $16.6 million. All future payments have been recorded as liabilities on the balance sheet of the acquiring U.K. entity. In connection with the acquisition, the Company also incurred transaction costs of approximately $1.0 million.

Under the purchase method of accounting, the total estimated purchase price is allocated to Sefina's net tangible and intangible assets based on their current estimated fair values. Management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, is based on estimates and assumptions subject to the finalization of the Company's fair value allocation. The purchase price, subject to the finalization of the fair value allocation, is allocated as follows (in millions):

Cash	$ 4.0
Pawn loans	71.5
Prepaid expenses and other current assets	3.5
Property and equipment	3.0
Other assets	0.1
Accounts payable	(0.4)
Accrued expenses and other liabilities	(3.9)
Debt	(61.8)
Other non-current liabilities	(1.5)
Net tangible assets acquired	14.5
Indefinite-lived intangible assets acquired	0.3
Goodwill	75.8
Total purchase price	$ 90.6

Prior to the end of the measurement period for finalizing the purchase price allocation, if information becomes available which would indicate adjustments are required to the purchase price allocation, such adjustments will be included in the purchase price allocation retrospectively.

Of the total estimated purchase price for Sefina, an estimate of $14.5 million has been allocated to net tangible assets acquired and $0.3 million has been allocated to indefinite-lived intangible assets acquired. The remaining purchase price has been allocated to goodwill.

On April 1, 2011, the Company's wholly owned U.K. subsidiary, Dollar Financial U.K. Ltd., completed its acquisition of Purpose U.K. Holdings Limited ("Purpose U.K."), a leading provider of online short-term loans in the United Kingdom. Purpose U.K. Holdings Limited, which operates primarily under the brand name "Payday U.K.", provides loans through both Internet and telephony-based technologies throughout the United Kingdom. The total cash consideration for the acquisition was approximately $195.0 million. In connection with the acquisition, the Company also incurred transaction costs of approximately $3.7 million.

Under the purchase method of accounting, the total estimated purchase price is allocated to Purpose U.K.'s net tangible and intangible assets based on their current estimated fair values. Management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, is based on estimates and

8. Acquisitions (continued)

assumptions subject to the finalization of the Company's fair value allocation. The purchase price, subject to the finalization of the fair value allocation, is allocated as follows (in millions):

Cash	$ 8.3
Consumer loans	33.3
Prepaid expenses and other current assets	0.7
Property and equipment	2.1
Accounts payable	(1.2)
Accrued expenses and other liabilities	(2.5)
Other non-current liabilities	(21.1)
Net tangible assets acquired	19.6
Definite-lived intangible assets acquired	56.3
Indefinite-lived intangible assets acquired	3.3
Goodwill	115.8
Total purchase price	$195.0

Prior to the end of the measurement period for finalizing the purchase price allocation, if information becomes available which would indicate adjustments are required to the purchase price allocation, such adjustments will be included in the purchase price allocation retrospectively.

Of the total estimated purchase price for Purpose U.K., an estimate of $19.6 million has been allocated to net tangible assets acquired, $56.3 million has been allocated to definite-lived intangible assets and $3.3 million has been allocated to indefinite-lived intangible assets acquired. The remaining purchase price has been allocated to goodwill.

During fiscal 2011, the Company completed the acquisitions of the assets of three Canadian franchisees with 40 stores for an aggregate purchase price of $39.6 million that resulted in an increase in goodwill of $29.0 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. The Company also purchased five stores in the United Kingdom during the fiscal 2011 that resulted in an aggregate increase in goodwill of $0.5 million. Also during fiscal 2011, $13.5 million of purchase accounting adjustments related to contingent consideration payments were made with respect to the Express Finance Limited acquisition. These payments are treated as adjustments to purchase price and are accordingly recognized as goodwill.

One of the core strategies of the Company is to capitalize on its competitive strengths and enhance its leading marketing positions. One of the key elements in the Company's strategy is the intention to grow its network through acquisitions. The Company believes that acquisitions provide it with increased market penetration or in some cases the opportunity to enter new platforms and geographies. The purchase price of each acquisition is primarily based on a multiple of historical earnings. The Company's standard business model, and that of its industry, is one that does not rely heavily on tangible assets and therefore, it is common to have majority of the purchase price allocated to goodwill, or in some cases, intangible assets.

8. Acquisitions (continued)

The following reflects the change in goodwill during the periods presented (in millions):

Balance at June 30, 2010	$496.8
Acquisitions:	
Sefina Finance AB	75.8
Purpose U.K.	115.8
Canadian franchisee acquisitions	29.0
Various small acquisitions	0.5
Purchase accounting adjustments:	
Dealers' Financial Services, LLC	(1.4)
Express Finance Limited	13.5
Foreign currency translation adjustment	28.5
Balance at June 30, 2011	$758.5

Pro forma Information

The following pro forma information for the periods ended June 30, 2010 and 2011 presents the results of operations as if the acquisitions had occurred on July 1, 2009. The pro forma operating results include the results of these acquisitions for the indicated periods and reflect the increased interest expense on acquisition debt and the income tax impact as of the respective purchase dates of the MCE, DFS, S&R, Sefina and Purpose U.K. Holdings Limited acquisitions. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

	Fiscal Year Ended June 30,	
	2010	2011
	(Unaudited — in thousands except per share amounts)	
Revenues	$758.1	$886.9
Net income	$ 14.6	$ 87.5
Net income per common share — basic	$ 0.40	$ 2.30
Net income per common share — diluted	$ 0.39	$ 2.20

On August 25, 2010, the Company entered into a share purchase agreement (the "Folkia Agreement") to acquire all of the capital stock of Folkia AS ("Folkia"), with the closing contingent on customary closing conditions. On December 31, 2010, the Company announced that it had informed the sellers' representative that the conditions precedent to closing under the Folkia Agreement had not been satisfied. Subsequent thereto, each party asserted material breach of the Folkia Agreement by the other party. There has been no communication with the sellers since March 24, 2011, and the Company believes that the Folkia Agreement is terminated and that the likelihood of further communication in respect of the proposed deal is remote.

9. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2010 and June 30, 2011 are as follows (in millions):

	United States Retail	Canada	Europe	Other	Total
Balance at June 30, 2009	$205.7	$124.4	$ 76.4	$ —	$406.5
Acquisitions	—	—	31.5	53.5	85.0
Foreign currency translation adjustments	—	12.0	(6.7)	—	5.3
Balance at June 30, 2010	$205.7	$136.4	$101.2	$53.5	$496.8
Acquisitions and purchase accounting adjustments	—	29.0	205.6	(1.4)	233.2
Foreign currency translation adjustments	—	14.5	14.0	—	28.5
Balance at June 30, 2011	$205.7	$179.9	$320.8	$52.1	$758.5

The following table reflects the components of intangible assets (in millions):

	Gross Carrying Amount	
	June 30, 2010	June 30, 2011
Non-amortizing intangible assets:		
Goodwill	$496.8	$758.5
Reacquired franchise rights	51.3	56.4
DFS MILES Program	35.4	35.4
Tradenames	—	3.6
	$583.5	$853.9
Amortizable intangible assets:		
Various contracts	$ 28.7	$ 85.1
Reacquired franchise rights	—	5.2
Accumulated amortization:		
Various contracts	(3.2)	(11.8)
Reacquired franchise rights	—	(0.4)
Total intangible assets	$609.0	$932.0

Goodwill is the excess of cost over the fair value of the net assets of the business acquired.

Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of June 30, 2011, there was no impairment of goodwill.

Other indefinite-lived intangible assets consist of reacquired franchise rights, DFS' MILES program brand name and the Sefina and Purpose U.K. trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value. The increase in indefinite-lived reacquired franchise rights is due to changes in foreign exchange rates from June 30, 2010 to June 30, 2011. As prescribed under ASC 805, beginning with franchisee acquisitions

9. Goodwill and Other Intangibles (continued)

consummated in fiscal 2010 or later, reacquired franchise rights are no longer considered indefinite-lived; rather they are amortized over the remaining contractual life of the franchise agreement.

The fair value of the Company's goodwill and indefinite-lived intangible assets are estimated based upon a present value technique using discounted future cash flows or a market-based approach, or a combination thereof. The Company uses management business plans and projections as the basis for expected future cash flows. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes every effort to forecast its future cash flows as accurately as possible at the time the forecast is developed. However, changes in assumptions and estimates may affect the implied fair value of goodwill and indefinite-lived intangible assets and could result in an additional impairment charge in future periods.

Amortization expense of intangible assets was $0, $3.2 million and $9.0 million for the years ended June 30, 2009, 2010 and 2011, respectively.

Estimated amortization expense of intangible assets during the next five fiscal years is shown below (in millions):

Fiscal Year Ended June 30,	Amount
2012	$17.3
2013	16.2
2014	13.9
2015	11.0
2016	7.9
	$66.3

10. Debt

The Company had debt obligations at June 30, 2010 and June 30, 2011 as follows (in millions):

	June 30, 2010	June 30, 2011
Revolving credit facility	$ —	$ 65.9
National Money Mart Company 10.375% Senior Notes due December 15, 2016	600.0	600.0
Issuance discount on 10.375% Senior Notes due 2016	(3.3)	(3.0)
DFC Global Corp. 2.875% Senior Convertible Notes due 2027	38.3	40.7
DFC Global Corp. 3.000% Senior Convertible Notes due 2028	84.9	90.9
Scandinavian credit facilities	—	67.6
Other	8.7	8.8
Total debt	728.6	870.9
Less: current portion of debt	(3.3)	(95.7)
Long-term debt	$725.3	$775.2

Senior Notes

On December 23, 2009, the Company's wholly owned indirect Canadian subsidiary, National Money Mart Company ("NMM"), issued $600.0 million aggregate principal amount of its 10.375% Senior Notes due December 15, 2016 (the "2016 Notes"). The 2016 Notes were issued pursuant to an indenture, dated as of December 23, 2009, among NMM, as issuer, and Dollar Financial Corp. and certain of its direct and indirect

10. Debt (continued)

wholly owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The 2016 Notes bear interest at the rate of 10.375% per year, payable on June 15 and December 15 of each year, commencing on June 15, 2010. The 2016 Notes will mature on December 15, 2016. Upon the occurrence of certain change of control transactions, NMM will be required to make an offer to repurchase the 2016 Notes at 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date, unless certain conditions are met. At any time prior to December 15, 2012, NMM may redeem up to 35% of the aggregate principal amount of the 2016 Notes at a redemption price of 110.375% of the principal amount of the 2016 Notes redeemed if; (1) such redemption is made with the proceeds of one or more public equity offerings by DFC; (2) at least $390 million in aggregate principal amount of the 2016 Notes remain outstanding immediately after the occurrence of such redemption; and (3) the redemption occurs within 90 days of such public equity offering by DFC. On or after December 15, 2013, NMM will have the right to redeem the 2016 Notes, in whole at any time or in part from time to time, (i) at a redemption price of 105.188% of the principal amount thereof if the redemption occurs prior to December 15, 2014, (ii) at a redemption price of 102.594% of the principal amount thereof if the redemption occurs before December 15, 2015, and (iii) at a redemption price of 100% of the principal amount thereof if the redemption occurs after December 15, 2015.

Convertible Notes

Senior Convertible Notes due 2027

On June 27, 2007, DFC issued $200.0 million aggregate principal amount of its 2.875% Senior Convertible Notes due 2027 (the "2027 Notes"). The 2027 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of June 27, 2007 (the "2027 Indenture").

In February 2010, DFC repurchased $35.2 million aggregate principal amount of the 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The purchase price paid by DFC in the transactions was 91% of the stated principal amount of the repurchased 2027 Notes, for an aggregate price of $32.0 million. As a result of these repurchase transactions and the privately negotiated exchange transactions described below that were completed in December 2009, $44.8 million aggregate principal amount of 2027 Notes remains outstanding as of June 30, 2010 and June 30, 2011. The Company recognized a net loss of $0.7 million during fiscal 2010 related to the repurchased Notes.

The 2027 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The 2027 Notes bear interest at the rate of 2.875% per year, payable in cash in arrears on June 30 and December 31 of each year beginning on December 31, 2007. The 2027 Notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased by the Company. Holders of the 2027 Notes may require DFC to repurchase in cash some or all of the 2027 Notes at any time before the 2027 Notes' maturity following a "fundamental change" (as defined in the 2027 Indenture).

The 2027 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2027 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2027 Notes may convert their 2027 Notes based at an initial conversion rate of 38.6641 shares per $1,000 principal amount of 2027 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after September 30, 2007, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;

10. Debt (continued)

- during the five day period following any five consecutive trading day period in which the trading price of the 2027 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2027 Notes on each such day;
- if the 2027 Notes are called for redemption; or
- upon the occurrence of specified corporate transactions as described in the 2027 Indenture.

If a "fundamental change" (as defined in the 2027 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2027 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2027 Indenture.

On or after December 31, 2012, but prior to December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of DFC's common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2027 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders have the right to require DFC to purchase all or a portion of the 2027 Notes on each of December 31, 2012, December 31, 2014, June 30, 2017 and June 30, 2022 for a purchase price payable in cash equal to 100% of the principal amount of the 2027 Notes purchased plus any accrued and unpaid interest, up to but excluding the purchase date.

If a "fundamental change" (as defined in the 2027 Indenture) occurs before maturity of the 2027 Notes, holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of the 2027 Notes at a repurchase price equal to 100% of the principal amount of the 2027 Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Senior Convertible Notes due 2028

In December 2009, DFC entered into privately negotiated exchange agreements with certain holders of its 2027 Notes, pursuant to which such holders exchanged an aggregate of $120.0 million aggregate principal amount of the 2027 Notes for an equal aggregate principal amount of 3.0% Senior Convertible Notes due 2028 issued by DFC (the "2028 Notes").

The 2028 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of DFC's other existing and future obligations that are unsecured and unsubordinated. The 2028 Notes accrue interest at a rate of 3.00% per annum, payable in cash in arrears on April 1 and October 1 of each year beginning on April 1, 2010. The maturity date of the new 2028 Notes is April 1, 2028. The 2028 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of December 21, 2009 (the "2028 Indenture").

The 2028 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2028 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2028 Notes may convert their 2028 Notes based at an

10. Debt (continued)

initial conversion rate of 51.8032 shares per $1,000 principal amount of 2028 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after December 31, 2009, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2028 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2028 Notes on each such day;
- if the 2028 Notes are called for redemption; and at any time on or after December 31, 2026; or
- upon the occurrence of specified corporate transactions as described in the 2028 Indenture.

If a "fundamental change" (as defined in the 2028 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2028 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2028 Indenture.

On or after April 5, 2015, DFC may redeem for cash all or part of the 2028 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2028 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders of the 2028 Notes have the right to require DFC to purchase all or a portion of the 2028 Notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 Notes to be purchased plus any accrued and unpaid interest, up to but excluding the date of purchase.

If a "fundamental change" (as defined in the 2028 Indenture) occurs before the maturity of the 2028 Notes, the holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of their 2028 Notes at a repurchase price equal to 100% of the principal amount of the 2028 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

Treatment of Convertible Notes

The Company follows the guidance issued in ASC 470-20, which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. This accounting standard requires issuers of convertible debt that can be settled in cash to separately account for (i.e., bifurcate) a portion of the debt associated with the conversion feature and reclassify this portion to stockholders' equity. The liability portion, which represents the fair value of the debt without the conversion feature, is accreted to its face value using the effective interest method by amortizing the discount between the face amount and the fair value. The amortization is recorded as non-cash interest expense. ASC 470-20 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied retrospectively to all periods presented. We adopted ASC 470-20 as of July 1, 2009 and have applied it to our 2027 Notes for fiscal years 2009, 2008 and 2007, as required. The 2028 Notes issued during fiscal year 2010 are also subject to the application of the accounting standard. The Company is required to record the liability portion of the 2027 Notes and the 2028 Notes (collectively, the "Convertible Notes") at their fair value as of the date of issuance and amortize the discount

10. Debt (continued)

into interest expense over the life of the Convertible Notes during the periods in which the Notes are outstanding. As of June 30, 2011, the remaining discount of $4.1 million on the 2027 Notes will be amortized using the effective interest method through December 31, 2012, and the remaining discount of $29.1 million on the 2028 Notes similarly will be amortized through April 1, 2015. There is no effect, however, on the Company's cash interest payments.

The Company has considered the guidance in the *Debt* topic of the FASB Codification, and has determined that the Convertible Notes do not contain a beneficial conversion feature, as the fair value of DFC's common stock on the date of issuance was less than the initial conversion price.

Upon conversion, DFC will have the option to either deliver:

1. cash equal to the lesser of the aggregate principal amount of the Convertible Notes to be converted ($1,000 per note) or the total conversion value; and shares of DFC's common stock in respect of the remainder, if any, of the conversion value over the principal amount of the Convertible Notes; or

2. shares of DFC's common stock to the holders, calculated at the initial conversion price which is subject to any of the conversion price adjustments discussed above.

The Company has made a policy election to settle the principal amount of the Convertible Notes in cash. As such, in accordance with the *Earnings Per Share* topic of the FASB Codification, the Convertible Notes will be excluded from the Company's calculation of diluted earnings per share.

Credit Facility

Global Revolving Credit Facility

On March 3, 2011, the Company replaced its existing credit facility with a new senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The new facility consists of a $200.0 million global revolving credit facility (the "Global Revolving Credit Facility"), with the potential to further increase the Company's available borrowings under the facility to $250.0 million. Availability under the Global Revolving Credit Facility is based on a borrowing base comprised of cash and consumer receivables in the Company's U.S. and Canadian operations, and its U.K.-based retail and Express Finance operations, and its U.K.-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the Global Revolving Credit Facility or $75 million.

Borrowings under the Global Revolving Credit Facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the Global Revolving Credit Facility is derived from a pricing grid based on the Company's consolidated leverage ratio, which currently allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at an alternate base rate which is the greater of the prime rate or the federal funds rate plus ½ of 1%, plus 300 basis points. The Global Revolving Credit Facility will mature on March 1, 2015.

The Global Revolving Credit Facility allows for borrowings by DFG, NMM, Dollar Financial U.K. Limited, an indirect U.K. subsidiary of DFC, and Instant Cash Loans Limited, a direct U.K. subsidiary of Dollar Financial U.K. Limited. Borrowings by DFG under the Global Revolving Credit Facility are guaranteed by DFC and certain direct and indirect domestic U.S. subsidiaries of DFC. Borrowings by non-U.S. borrowers under the Global Revolving Credit Facility are guaranteed by DFC and DFG and substantially all of their domestic U.S. subsidiaries, by NMM and substantially all of the Company's other direct and indirect Canadian

10. Debt (continued)

subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited and substantially all of the U.K. subsidiaries of Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the Global Revolving Credit Facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2011, there was $65.9 million outstanding under the Global Revolving Credit Facility.

Prior Credit Facility

On October 30, 2006, the Company entered into a $475.0 million credit facility ("2006 Credit Agreement"). The 2006 Credit Agreement consisted of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million (the "U.S. Revolving Facility") with DFG as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million (the "Canadian Term Facility") with NMM as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to $40.0 million denominated in Euros) (the "U.K. Term Facility"); and (iv) a senior secured revolving credit facility in an aggregate amount of CAD 28.5 million (the "Canadian Revolving Facility") with NMM as the borrower.

On December 23, 2009, the Company and its lenders amended and restated the terms of the 2006 Credit Agreement (the "Amended and Restated Credit Agreement"). Pursuant to the Amended and Restated Credit Agreement, lenders representing approximately 90% of the revolving credit facilities and approximately 91% of the term loans agreed to the extension of the maturity of the revolving credit facilities and term loans to December 2014 (subject to the condition, which was satisfied in February 2010, that prior to October 30, 2012, the aggregate principal amount of the 2027 Notes be reduced to an amount less than or equal to $50 million).

Outstanding amounts under the Amended and Restated Credit Agreement that were owed to lenders which consented to the extended maturity date received an annual interest spread of 500 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid. Lenders under the 2006 Credit Agreement that did not consent to the extended maturity in 2009 received an annual interest spread of 375 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving loans, based on a leverage based pricing grid.

Prior to the Amended and Restated Credit Agreement, the U.S. Revolving Facility and the Canadian Revolving Facility had an interest rate of LIBOR plus 300 basis points and CDOR plus 300 basis points, respectively, subject to reduction as the Company reduced its leverage. The Canadian Term Facility consisted of $295.0 million at an interest rate of LIBOR plus 275 basis points. Under the 2006 Credit Agreement, the U.K. Term Facility consisted of a $40.0 million tranche at an interest rate of LIBOR plus 300 basis points and a tranche denominated in Euros equivalent to $40.0 million at an interest rate of Euribor plus 300 basis points.

The Company used approximately $350.0 million of the net proceeds from its December 2009 offering of $600.0 million aggregate principal amount of the 2016 Notes to repay substantially all of its outstanding obligations under the Canadian Term Facility and the U.K. Term Facility. On June 23, 2010, the Company used excess cash to repay the remaining balance of approximately $18.3 million of the Canadian Term Facility and the U.K. Term Facility. The Company repaid the outstanding balances under the Amended and Restated Credit Agreement immediately prior to its termination on March 3, 2011 in connection with the execution of the Company's new senior secured credit facility relating to the Global Revolving Credit Facility.

10. Debt (continued)

Scandinavian Credit Facilities

As a result of the December 2010 acquisition of Sefina, the Company assumed borrowings under Sefina's existing credit facilities. The loans are secured primarily by the value of Sefina's pawn pledge stock. The borrowings consist of a working capital facility consisting of two loans of SEK 185 million and SEK 55 million ($38.1 million at June 30, 2011). These loans are due July 2013 and December 2015, respectively, at an interest rate of the lender's borrowing rate plus 160 basis points (4.23% at June 30, 2011). Also with the same Scandinavian bank, the Company assumed an overdraft facility due December 31, 2011 with a commitment of up to SEK 85 million. As of June 30, 2011, SEK 34.0 million ($5.4 million) was outstanding at the lender's borrowing rate plus 170 basis points (4.33% at June 30, 2011). The Company also assumed a Euro overdraft facility with another Scandinavian bank maturing in April 2012 with a commitment of up to EUR 17.5 million, of which EUR 16.6 million ($24.1 million) was outstanding as of June 30, 2011 at a rate of Euribor plus 250 basis points (3.29% at June 30, 2011).

Other Debt

Other debt consists of $8.8 million of debt assumed as part of the S&R acquisition, consisting of a $0.2 million overdraft facility, a $3.0 million revolving loan and a $5.6 million term loan.

Interest expense, net was $43.7 million, $68.9 million, and $90.8 million for the three years ended June 30, 2009, 2010 and 2011, respectively. Included in interest expense for the year ended June 30, 2011 is approximately $19.0 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps, the non-cash interest expense associated with our Convertible Notes and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $16.4 million and $11.8 million for the years ended June 30, 2010 and 2009, respectively.

11. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Codification establishes a fair value hierarchy that distinguishes between observable and unobservable market participant assumptions. Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency options and cross currency interest rate swaps to manage its interest rate and foreign currency risk and a gold collar to manage its exposure to variability in gold prices. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves, foreign exchange rates, gold forward curves and implied volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact

11. Fair Value Measurements (continued)

of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2011, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

During fiscal 2011, the Company recorded a liability for contingent consideration of $16.6 million arising from the acquisition of Sefina which is payable over two years. The fair value of the contingent consideration was determined at the acquisition date using a probability weighted income approach based on the net present value of estimated payments and is re-measured in each reporting period. The contingent consideration was classified within Level 3 as management assumptions for the valuation included discount rates and estimated probabilities of achievement of pre-tax income levels which are unobservable in the market. Changes in fair value of the contingent consideration due to time value are recorded in other income, net. As of June 30, 2011, the balance of the contingent consideration was $17.8 million and the assumptions for the valuation did not materially change.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2011
(in millions)

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2011
Assets				
Derivative financial instruments	$—	$ —	$ —	$ —
Liabilities				
Derivative financial instruments	$—	$73.9	$ —	$73.9
Contingent consideration - Sefina acquisition	$—	$ —	$17.8	$17.8

The following table reconciles the change in the Level 3 liabilities for the year ended June 30, 2011 (in millions):

	Fair Value Measurements Using Significant Unobservable Inputs Level 3
Balances as of June 30, 2010	$ —
Contingent Consideration — Sefina acquisition	16.6
Unrealized foreign exchange loss on contingent consideration	1.2
Balance as of June 30, 2011	$17.8

12. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and by the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

Certain parts of the Company's operations in Canada and Europe expose the Company to fluctuations in foreign exchange rates. The Company's goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. From time to time, the Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. dollar.

The Company maintains gold inventory in quantities expected to be sold in a reasonable period of time in the normal course of business. The Company generally enters into agreements for forward delivery. The prices paid in the forward delivery contracts are generally variable within a capped or collared price range. Forward derivative contracts on gold are entered into to manage the price risk associated with forecasted sales of gold inventory in the Company's pawn shops.

Cash Flow Hedges of Foreign Exchange Risk

Operations in the United Kingdom and Canada have exposed the Company to changes in the CAD-USD and GBP-USD foreign exchange rates. From time to time, the Company's U.K. and Canadian subsidiaries purchase investment securities denominated in a currency other than their functional currency. The subsidiaries from time to time hedge the related foreign exchange risk typically with the use of out of the money put options because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recognized directly in earnings. As of June 30, 2011, the Company did not have any outstanding foreign currency derivatives that were designated as hedges.

Cash Flow Hedges of Multiple Risks

Prior to the Company's refinancing activities in December 2009, the Company's foreign subsidiaries in the United Kingdom and Canada had variable-rate term loan borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. The foreign subsidiaries were exposed to fluctuations in both the underlying variable borrowing rate and the foreign currency of the borrowing against its functional currency. To hedge these risks, the Company had entered into cross-currency interest rate swaps. These derivatives were originally designated as cash flow hedges of both interest rate and foreign exchange risks. On December 23, 2009, the Company used a portion of the net proceeds of its $600 million offering of

12. Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Multiple Risks (continued)

10.375% Senior Notes due 2016 to prepay $350 million of the $368.6 million outstanding term loans in both the United Kingdom and Canada. Simultaneously, the Company discontinued hedge accounting prospectively on its outstanding cross currency swaps as they no longer met the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification.

As a result of the Company repaying the majority of its term loans in the United Kingdom, the Company terminated its UK cross-currency swaps and accelerated the reclassification of amounts in other comprehensive income to earnings as a missed forecasted transaction as the hedged transactions were no longer probable to occur. The accelerated amount was a loss of $3.9 million and was included in Loss on Extinguishment of Debt in fiscal 2010. The Company continues to report a net loss related to the discontinued cash flow hedges in accumulated other comprehensive income included in stockholders' equity, and is subsequently reclassifying this amount into earnings (interest expense) over the remaining original term of the derivative, when the hedged forecasted transactions are recognized in earnings.

The Canadian cross-currency swaps continue to be outstanding with prospective changes in fair value of these instruments being recorded directly through the income statement. The Company continues to report the net loss related to the discontinued cash flow hedges in accumulated other comprehensive income included in stockholders' equity, and is subsequently reclassifying this amount into earnings (interest expense) over the remaining original term of the derivative, when the hedged forecasted transactions are recognized in earnings.

As of June 30, 2011, the Company had the following outstanding derivatives:

Foreign Currency Derivatives	Pay Fixed Notional	Pay Fixed Strike Rate	Receive Floating Notional	Receive Floating Index
USD-CAD Cross Currency Swap	CAD180,709,529	8.75%	$157,162,500	3 mo. LIBOR + 2.75% per annum
USD-CAD Cross Currency Swap	CAD60,502,848	7.47%	$ 52,387,500	3 mo. LIBOR + 2.75% per annum
USD-CAD Cross Currency Swap	CAD82,538,888	7.41%	$ 71,437,500	3 mo. LIBOR + 2.75% per annum

Non-designated Hedges of Commodity Risk

In the normal course of business, the Company maintains inventories of gold at its pawn shops. From time to time, the Company enters into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of June 30, 2011, the Company's subsidiary in the United Kingdom had one outstanding gold collar with a notional amount of 1,500 ounces of gold bullion.

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

The table below presents the fair values of the Company's derivative financial instruments on the consolidated balance sheet as of June 30, 2010 and 2011 (in millions).

Tabular Disclosure of Fair Values of Derivative Instruments

	Asset Derivatives As of June 30, 2010		Liability Derivatives As of June 30, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
Cross Currency Swaps	Derivatives	$—	Derivatives	$47.4
Total derivatives not designated as hedging instruments		$—		$47.4

	Asset Derivatives As of June 30, 2011		Liability Derivatives As of June 30, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
Commodity Options	Derivatives	$—	Derivatives	$ 0.1
Cross Currency Swaps	Derivatives	—	Derivatives	73.8
Total derivatives not designated as hedging instruments		$—		$73.9

The tables below present the effect of the Company's derivative financial instruments on the consolidated statement of operations for the years ending June 30, 2010 and 2011 (in millions).

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2010

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity Options	$ —		$ —	Other income / (expense)	$ —
Foreign Exchange Contracts	—	Foreign currency gain / (loss)	—	Other income / (expense)	—
Cross Currency Swaps	(2.7)	Extinguishment of Debt	(3.9)	Other income / (expense)	(13.0)
		Interest Expense	(3.9)		
		Tax Benefit	2.3		
Total	$(2.7)		$(5.5)		$(13.0)

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2011

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity Options . . .	$—		$ —	Purchased gold costs	$ (0.1)
Cross Currency Swaps	$—	Interest Expense	$(6.5)	Loss on derivatives not designated as hedges	$(39.3)
	—	Tax Benefit	1.7		
Total	$—		$(4.8)		$(39.4)

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company's agreements with certain of its derivative counterparties also contain provisions requiring it to maintain certain minimum financial covenant ratios related to its indebtedness. Failure to comply with the covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of June 30, 2011, the fair value of derivatives is in a net liability position of $74.5 million. This amount includes accrued interest but excludes any adjustment for non-performance risk. As of June 30, 2011, the Company has not posted, nor is it required to post, any collateral related to these agreements. If the Company breached any of these provisions it would be required to settle its obligations under the agreements at its termination value of $74.6 million at June 30, 2011.

13. Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income (loss), foreign currency translation adjustments and

13. Comprehensive Income (continued)

fair value adjustments for cash flow hedges (see Note 12). The following shows the comprehensive income for the periods stated (in millions):

	June 30,		
	2009	2010	2011
Net income	$ (6.8)	$ (5.2)	$65.3
Foreign currency translation adjustment(1)	(17.9)	(7.8)	—
Fair value adjustments for derivatives, net(2)	(8.1)	0.5	—
Amortization of accumulated other comprehensive income related to dedesignated cash flow hedges(3)	—	1.9	4.9
Comprehensive income	(32.8)	(10.6)	70.2
Net income (loss) applicable to non-controlling interests	—	(0.3)	(0.5)
Comprehensive income attributable to DFC Global Corp.	$(32.8)	$(10.3)	$70.7

(1) The ending balance of the foreign currency translation adjustments included in accumulated other comprehensive income on the balance sheet were gains of $20.2 million, $13.3 million and $14.1 million as of June 30, 2009, 2010 and 2011, respectively.

(2) Net of $7.7 million and $0.9 million of tax for the years ended June 30, 2009 and 2010, respectively.

(3) Net of $1.4 million and $1.6 million of tax for the years ended June 30, 2010 and 2011, respectively.

Accumulated other comprehensive income, net of related tax, consisted of unrealized losses on terminated cross-currency interest rate swaps of $6.5 million at June 30, 2011, compared to $10.6 million of net unrealized losses on terminated cross-currency interest rate swaps at June 30, 2010.

14. Income Taxes

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings indefinitely. As of June 30, 2010 all of the foreign earnings were deemed distributed under Section 304 of the Internal Revenue Code as a result of the sale by DFG World, a DFC indirect U.S. subsidiary, of 2.2 million shares of Dollar Financial U.K. Ltd. to National Money Mart Company, an indirect wholly owned Canadian subsidiary for $165 million. As of June 30, 2011, there are $91.2 million in undistributed foreign earnings. Upon repatriation of these earnings, the Company could be subject to both US income taxes (subject to possible adjustment for foreign credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred US income tax liability and foreign withholding tax on these unremitted earnings is not practicable at this time because such liability is dependent upon circumstances existing if and when remittance occurs.

The Company's U.S. and foreign income before income taxes for the years ended June 30, 2009, 2010 and 2011 is set forth below (in millions):

	June 30,		
	2009	2010	2011
United States	$(34.0)	$(20.3)	$ (10.7)
Foreign	42.2	36.5	$113.1
Total	$ 8.2	$ 16.2	$102.4

14. Income Taxes (continued)

The details of the Company's income tax provision for the years ended June 30, 2009, 2010 and 2011 are set forth below (in millions):

		June 30,		
		2009	2010	2011
Current:	U.S. Federal	$ —	$ —	$ —
	Foreign	25.1	16.5	20.5
	State	0.2	0.3	0.1
	Total	$ 25.3	$16.8	$20.6
Deferred:	U.S. Federal	$ 4.9	$ 5.2	$ 5.7
	Foreign	(15.2)	(0.6)	10.8
	Total	$(10.3)	$ 4.6	$16.5
Total income tax provision		$ 15.0	$21.4	$37.1

Below is the reconciliation of income tax expense from the U.S. federal statutory rate to the Company's effective tax rate for the years ended June 30, 2009, 2010 and 2011 (in millions):

	June 30,		
	2009	2010	2011
Tax provision at federal statutory rate	$ 2.9	$ 5.7	$35.8
Add(deduct)			
State tax provision	0.2	0.3	0.1
Canadian withholding	0.3	0.5	—
Convertible debt discount	3.1	3.1	2.9
Effect of foreign operations	(2.8)	(3.4)	(9.8)
Change in uncertain tax position related to transfer pricing	(0.8)	2.5	2.8
Other permanent differences	1.2	4.1	8.5
Foreign exchange gain	3.4	0.6	—
UK goodwill amortization	0.5	0.2	0.3
Valuation allowance	7.0	7.8	(3.5)
Tax provision at effective tax rate	$15.0	$21.4	$37.1

The Company provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2011 and 2010 which amounted to $98.1 million and $98.3 million, respectively. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2011 was $78.2 million compared to $68.3 million at June 30, 2010. This increase was the result of an adjustment required by a Competent Authority settlement and by a current year U.S. loss. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. The Company has foreign tax credit carry forwards of approximately $53.2 million, which will begin to expire in 2017 if not utilized. Additionally, in fiscal 2007 the Company recorded a valuation allowance of $1.1 million against a Canadian foreign currency loss. This valuation allowance was utilized in connection with the repayment of the 2006 term debt, in December 2009, but was replaced by a $1.0 million valuation allowance related to the Canadian cross-currency interest rate swap. This has been reduced by $0.5 million related to a June 30, 2010 true-up. At this time the Company has not identified any potential capital gains against which to offset the remaining loss.

14. Income Taxes (continued)

The details of the Company's deferred tax assets and liabilities as of June 30, 2009, 2010 and 2011 are set forth below (in millions):

	June 30,		
	2009	2010	2011
Deferred tax assets			
Loss reserves	$ 3.8	$ 2.8	$ 1.9
Depreciation and amortization	10.7	9.5	4.3
Accrued compensation	2.9	3.8	5.7
Other accrued expenses	18.7	19.0	14.5
Net operating loss carryforwards	37.0	23.9	27.3
Foreign tax credit carryforwards	45.6	54.6	53.2
Foreign capital loss carryforwards	1.3	1.0	0.6
Foreign currency swaps	9.9	8.0	9.0
Other	0.5	0.2	3.8
Total deferred tax assets	130.4	122.8	120.3
Valuation Allowance	(89.8)	(85.0)	(87.6)
Net deferred tax asset	$ 40.6	$ 37.8	$ 32.7
Deferred tax liabilities			
Amortization and other temporary differences	$ (18.9)	$ (24.0)	$ (53.8)
Convertible debt discount	(13.5)	(14.6)	(11.4)
Foreign currency transactions	(0.1)	—	—
Total deferred tax liability	(32.5)	(38.6)	(65.2)
Net deferred tax liability	$ (8.2)	$ (0.8)	$ (32.5)

The analysis of the change in the Company's valuation allowance for the years ended June 30, 2009, 2010 and 2011 is set forth below (in millions):

	June 30,		
	2009	2010	2011
Balance at beginning of year	$(80.9)	$(89.8)	$(85.0)
(Provision)/benefit	(7.0)	(7.8)	3.5
Other additions/(deductions)	(1.9)	12.6	(6.1)
Balance at end of year	$(89.8)	$(85.0)	$(87.6)

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which the Company refers to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce the Company's net operating losses or further limit its ability to utilize the net operating losses under the Code. The Company's follow-on equity offering in April 2011 did not impact this limitation. The net operating loss carry forward as of June 30, 2011 is $78.2 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $53.2 million. This represents a decrease of $1.3 million for the period related to the Competent Authority settlement discussed above which is partially offset by a true-up from prior periods.

14. Income Taxes (continued)

At June 30, 2010 and 2011 the Company had $10.3 million and $14.2 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate.

The tax years ending June 30, 2008 through 2011 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2011, the Company had approximately $1.7 million of accrued interest related to uncertain tax positions which represents a $0.8 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

A reconciliation of the liability for uncertain tax positions for fiscal 2011 follows (in millions):

Balance at June 30, 2010	$10.3
Net increases due to current year tax positions	3.9
Balance at June 30, 2011	$14.2

15. Loss on Extinguishment of Debt

On December 21, 2009, the Company entered into privately negotiated transactions with several holders of the 2027 Notes for the exchange of $120.0 million of the 2027 Notes for an equal amount of 2028 Notes. Pursuant to the accounting guidance related to convertible debt, those exchange transactions created a gain that was more than offset by the write-off of previously capitalized unamortized deferred debt costs associated with the offering of the 2027 Notes offered in June 2007. The net extinguishment gain was $0.2 million.

On December 23, 2009, the Company and its lenders amended and restated the 2006 Credit Agreement and the Company repaid a substantial portion of its term indebtedness there-under. All previously capitalized unamortized deferred debt costs were reclassified from the balance sheet and recorded as expense in the income statement. In addition, there was a non-cash charge related to our U.K. cross currency interest rate swaps that had been terminated in May 2009. The accumulated net loss at the time the swaps were terminated was a component of other comprehensive income and was being amortized over the remaining life of the related underlying U.K. term debt. Because the termination of the debt caused management to conclude that the future cash flows originally hedged would no longer occur, a proportional amount of the remaining other comprehensive income was reclassified from accumulated other comprehensive income and recorded as expense in the income statement.

In February 2010, the Company repurchased $35.2 million aggregate principal amount of its 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The repurchase transactions created a loss that included the write-off of previously capitalized unamortized deferred debt costs associated with the original 2027 Notes offered in June 2007. The net extinguishment loss was $0.7 million.

15. Loss on Extinguishment of Debt (continued)

The details related to all elements of the loss on extinguishment of debt during the fiscal year ended June 30, 2010 are as follows (in thousands):

	Loss/(Gain)
Write-off of previously capitalized Term Loan deferred debt issuance costs, net	$ 4.9
Reclassification of other comprehensive income related to U.K. term debt repayment	3.9
Net gain on repurchase of 2027 Notes	(1.5)
Write-off of previously capitalized deferred debt issuance costs related to the 2027 Notes, net	2.0
Other	0.2
Total	$ 9.5

16. Loss on Store Closing and Other Restructuring

On June 30, 2008 the Company, as part of a process to rationalize its United States markets, made a determination to close 24 of its unprofitable stores in various United States markets. For all but one of these stores, the cease-use date was July 11, 2008 while one other store had a cease-use date of July 25, 2008. In August 2008, the Company identified an additional 29 stores in the United States and 17 stores in Canada that were underperforming or overlapping and which were closed or merged into a geographically proximate store. The cease-use date for 44 of these stores was in September and October 2008. Customers from these stores were transitioned to other Company stores in close proximity to the stores affected.

The Company recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $5.8 million consisting primarily of lease obligations and leasehold improvement write-offs related to June 2008 and August 2008 store closings. These charges were expensed within loss on store closings on the statements of operations. Of the $6.4 million charge, $3.3 million related to the United States segment and $3.1 million for the Canadian segment.

During the fourth quarter of the year ended June 30, 2009, the Company announced the closure of 60 U.S. under-performing stores located in states with uncertain or less favorable regulation, or were located in states where the Company only had a few locations resulting in an inefficient and more costly infrastructure. For all of these locations, the cease-use date was prior to June 30, 2009. The Company recorded costs for severance and other retention benefits of $0.4 million and store closure costs of $2.9 million consisting primarily of lease obligations and leasehold improvement write-offs related to this program. Most of these locations were either at or near their lease-end term.

During the year ended June 30, 2010, the Company recorded additional expense related to store closures during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment of assumptions related to the sub-lease potential of some of the locations that were closed during fiscal 2009. The Company also recorded additional expenses of approximately $1.4 million for closures of other non-performing U.S. stores and $0.9 million of expense in relation to the buy-out of certain "We The People" franchises.

During the year ended June 30, 2011, the Company recorded $0.9 million of store closing expense related closures of underperforming and overlapping stores primarily in the United States and Canada. The remaining amount of liability associated with store closings is $0.4 million at June 30, 2011.

17. Commitments

The Company has various non-cancelable operating leases for office and retail space and certain equipment with terms primarily ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $36.0 million, 37.7 million and $48.0 million for the years ended June 30, 2009, 2010 and 2011, respectively.

At June 30, 2011, future minimum lease payments for operating leases are as follows (in millions):

Year	Amount
2012	$ 49.8
2013	42.1
2014	35.8
2015	29.4
2016	23.4
Thereafter	54.0
Total	$234.5

18. Contingent Liabilities

Contingent Liabilities

The Company is subject to various asserted and unasserted claims during the course of business. Due to the uncertainty surrounding the litigation process, except for those matters for which an accrual is described below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. Although the outcome of many of these matters is currently not determinable, the Company believes that it has meritorious defenses and that the ultimate cost to resolve these matters will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. In addition to the legal proceedings discussed below, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

The Company assesses the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company's defenses and the likelihood of plaintiffs' success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with the "Contingencies" Topic of the FASB Codification. This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's assessments.

Settled Canadian Class Actions

Ontario Class Action

In 2003, a former customer in Ontario, Canada, Margaret Smith, commenced an action against Dollar Financial Group, Inc. and the Company's indirect wholly owned Canadian subsidiary, National Money Mart Company ("NMM"), on behalf of a purported class of Ontario borrowers who, Smith claimed, were subjected to usurious charges in payday-loan transactions (the "Ontario Litigation"). The action alleged violations of a Canadian federal law proscribing usury and sought restitution and damages, including punitive damages, and injunctive relief prohibiting further alleged usurious charges. Effective March 3, 2010, the Ontario Superior Court of Justice approved a settlement of the Ontario Litigation, and the settlement became final upon the expiration of a 30-day appeal period.

18. Contingent Liabilities (continued)

Settled Canadian Class Actions (continued)

British Columbia Class Action

In 2003, a former customer, Kurt MacKinnon, commenced an action against NMM and 26 other Canadian lenders on behalf of a purported class of British Columbia residents (the "British Columbia Litigation"). The allegations were substantially similar to the Ontario Litigation. Effective July 19, 2010, the court approved a settlement of the British Columbia Litigation, and the settlement became final upon the expiration of a 30-day appeal period.

New Brunswick, Newfoundland and Nova Scotia Class Actions

Litigation similar in nature to the Ontario Litigation and the British Columbia Litigation was commenced against NMM in New Brunswick, Nova Scotia and Newfoundland (collectively, the "Maritimes Litigation"). Effective May 26, 2010, courts in those three provinces approved settlements of all of the Maritimes Litigation, and those settlements became final upon the expiration of a 30-day appeal period.

Purported Alberta Class Actions

In 2003, Gareth Young, a former customer, commenced a representative action (the "Young Litigation") against NMM, Dollar Financial Group, Inc. and two other individual defendants in the Court of Queen's Bench of Alberta, Canada on behalf of a class of consumers. The allegations are substantially similar to the Ontario and British Columbia Litigation. The action seeks restitution and damages, including punitive damages. In 2004, NMM served Mr. Young a demand for arbitration. In July 2010, Dollar Financial Group, Inc. and the individual defendants in the case were dismissed.

In 2006, a former customer, H. Craig Day, commenced a purported class action against Dollar Financial Group, Inc., NMM and several of the Company's franchisees in the Court of Queen's Bench of Alberta, Canada on behalf of a putative class of consumers who obtained short-term loans from NMM in Alberta (the "Day Litigation" and, together with the Young Litigation, the "Alberta Litigation"). The allegations and relief sought in the Day Litigation action are substantially the same as those in the Young Litigation, but relate to a claim period that commences before and ends after the claim period in the Young Litigation and excludes the claim period described in the Young Litigation. In 2007, a demand for arbitration was served on the Day action plaintiffs; in April 2010, plaintiffs' indicated that they would proceed with the claims in the Alberta Litigation; NMM and the franchisees have filed motions to enforce the arbitration clause and to stay the actions.

Neither of the actions comprising the Alberta Litigation has been certified to date as a class action. The Company intends to defend these actions vigorously.

Purported Manitoba Class Action

In 2004, an action was filed against NMM in Manitoba on behalf of a purported class of consumers who obtained short-term loans from NMM. The allegations are substantially similar to the Ontario and British Columbia Litigation. The action has not been certified to date as a class action. If the action proceeds, NMM intends to seek a stay of the action on the grounds that the plaintiff entered into an arbitration and mediation agreement with NMM with respect to the matters which are the subject of this action. The Company intends to defend this action vigorously.

Provisions for Settlement of Canadian Actions

As of June 30, 2011, an aggregate of approximately CAD 46.9 million is included in the Company's accrued liabilities relating to the Canadian class action proceedings described above. The class action

18. Contingent Liabilities (continued)

Provisions for Settlement of Canadian Actions (continued)

proceedings settled to date have consisted of a cash component and vouchers to the class members for future services. The component of the accrual that relates to vouchers is approximately CAD 28.4 million, the majority of which is expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the purported class proceedings in Alberta and Manitoba described above and intend vigorously to defend against such remaining pending claims, the ultimate cost of resolution of such claims may exceed the amount accrued at June 30, 2011 and additional accruals may be required in the future.

Other Canadian Litigation

In 2006, two former employees, Peggy White and Kelly Arseneau, commenced companion actions against NMM and Dollar Financial Group, Inc. The actions, which are pending in the Superior Court of Ontario, allege negligence on the part of the defendants in security training procedures and breach of fiduciary duty to employees in violation of applicable statutes. The companion lawsuits seek combined damages of CAD 5.0 million plus interest and costs. The Company continues to defend these actions vigorously and believes it has meritorious defenses.

In October 2010, The Cash Store Financial Services, Inc. and its subsidiaries, The Cash Store Inc. and InstaLoans Inc. ("Cash Store"), filed a complaint and motion for injunctive relief in Ontario Superior Court against NMM alleging trademark violations and false/misleading advertising, along with claims for CAD 60 million in damages, against NMM's print, television and internet advertising which features Cash Store's higher payday loan costs as compared to NMM. NMM filed its opposition to Cash Store's motion based, in part, on data gathered from Cash Store loan transactions that supported NMM's advertising statements. In late October 2010, the Cash Store abandoned its motion to enjoin NMM's advertising, and the Court granted NMM's request for reimbursement from the Cash Store of NMMs' attorneys' fees incurred to defeat Cash Store's injunction motion. In April 2011, having been notified that the Cash Store intends to further pursue the claims alleged in its complaint, NMM intends to file a Statement of Defence in May 2011. NMM will vigorously defend this matter and its advertising. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

California Legal Proceedings

On April 26, 2007, the San Francisco City Attorney (the "City Attorney") filed a complaint in the name of the People of the State of California alleging that certain of the Company's subsidiaries engaged in unlawful and deceptive business practices in violation of California Business and Professions Code Section 17200 by either themselves making installment loans under the guise of marketing and servicing for co-defendant First Bank of Delaware (the "Bank") or by brokering installment loans made by the Bank in California in violation of the prohibition on usury contained in the California Constitution and the California Finance Lenders Law and that they have otherwise violated the California Finance Lenders Law and the California Deferred Deposit Transaction Law. The complaint seeks broad injunctive relief as well as civil penalties. In 2009, the City Attorney filed an amended complaint, restating the claims in the original complaint, adding Dollar Financial Group, Inc. as a defendant and adding a claim that short-term deferred deposit loans made by the Bank, which were marketed and serviced by Dollar Financial Group, Inc. and/or its subsidiaries, violated the California Deferred Deposit Transaction law. Dollar Financial Group, Inc. and its subsidiaries named in the complaint have denied the allegations of the amended complaint. Discovery is proceeding and no trial date has been set. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

18. Contingent Liabilities (continued)

California Legal Proceedings (continued)

We The People Legal Proceedings

In February 2010, the subsidiaries through which the Company operated its We The People ("WTP") business, We The People USA, Inc. and its wholly owned subsidiary, We The People LLC (collectively, the "WTP Debtors") filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the "WTP Bankruptcy Proceedings") in U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In October 2010, the WTP Debtors filed with the Bankruptcy Court a plan of liquidation under Chapter 11 of the bankruptcy code (the "Plan"). The Plan was approved by the Bankruptcy Court in December 2010 and became effective as of December 30, 2010 (the "Effective Date"). As of the Effective Date, the WTP Debtors were released from all claims against them and certain assets of the WTP business were transferred to the remaining WTP franchisees. In accordance with the Plan, the Company funded $1.8 million into the bankruptcy estates of the WTP Debtors during the three months ended December 31, 2010 in order to satisfy creditors' claims. An aggregate of approximately $1.8 million had been included in the Company's accrued expenses relating to WTP Bankruptcy Proceedings and the litigation that had been pending against the WTP Debtors and the Company related to the WTP business prior to the approval of the Plan by the Bankruptcy Court as of the Effective Date. On March 30, 2011, the Bankruptcy Court entered a final decree approving final distributions, allowing the liquidation trust to abandon WTP Debtors property and formally closing the WTP Bankruptcy Proceedings.

In September 2007, Jacqueline Fitzgibbons, a former customer of a WTP store, commenced a lawsuit against WTP and Dollar Financial Group, Inc. and others in California Superior Court for Alameda County. In January 2009, an individual named Robert Blau replaced Fitzgibbons as lead plaintiff. The suit alleged on behalf of a class of consumers and senior citizens that, from 2003 to 2007, WTP violated California law by advertising and selling living trusts and wills to certain California residents. A motion to certify the class was heard and the court granted class certification of the claim that WTP's business model violates certain unfair competition laws in California. On April 8, 2010, the parties reached an agreement to settle the case with a settlement fund to be funded by Dollar Financial Group, Inc. In June 2010, the Bankruptcy Court approved the terms of the settlement in so far as the terms affected the bankruptcy estates of the WTP Debtors. On September 17, 2010, the court granted final approval of the class settlement, and the settlement became final on November 16, 2010 upon the expiration of the appeal period. The Company paid approximately $3.2 million into the settlement fund during the three months ended December 31, 2010 to satisfy its obligations under the settlement.

19. Segment Information

The Company classifies its businesses into three reportable segments: United States Retail, Canada and Europe. These three reporting segments have been identified giving consideration to geographic area, products offered and regulatory environment and management's view of the business. The Company provides financial services primarily to unbanked and under-banked consumers and small businesses that are typically not well serviced by banks due to their lack of credit history, smaller transaction size and the necessity for a quick and convenient response. The types of service offered to this customer group is the primary commonality enjoining all of the Company's products and services and delivery channel methodologies. The Company's strategy is to deliver its various products and services through the most convenient means its customers are accustomed to and comfortable with in each market, and in many instances a single customer may choose multiple delivery methods over time to access the same financial service or product. Due to similarities with respect to customer demographics, the Company's principle products and services may be offered in all of its geographic jurisdictions. The Europe reporting segment includes the Company's operating segments in the United Kingdom, the Sefina pawn business (acquired in December 2010) in Sweden and Finland and the Company's

19. Segment Information (continued)

businesses in Poland. These operating segments generally offer the same services distributed in similar fashions, have the same types of customers, are subject to similar regulatory requirements and have similar economic characteristics, allowing these operations to be aggregated into one reporting segment. The amounts reported as "Other", includes Dealers' Financial Services as well as all corporate headquarters expenses that support the expansion of the global business that have not been charged out to the reporting segments in United States Retail, Canada and Europe.

The primary service offerings of the United States Retail, Canada, and Europe reportable segments are single-payment consumer loans, check cashing, money transfers, pawn loans and sales, gold sales and other ancillary services. As a result of the maturation level of the retail locations, mix of service offerings and diversity in the respective geographic regulatory environments, there are differences in each reporting segment's profit margins.

	United States Retail	Canada	Europe	Other	Total
		(In millions)			
2009					
Total assets	$249.4	$446.2	$194.2	$ 31.7	$921.5
Goodwill and other intangibles, net	206.1	166.2	76.4	5.6	454.3
Sales to unaffiliated customers:					
Consumer lending	79.6	121.5	65.4	—	266.5
Check cashing	56.4	67.8	40.4	—	164.6
Pawn service fees and sales	—	—	13.8	—	13.8
Money transfer fees	5.9	15.1	5.8	—	26.8
Gold sales	0.1	0.2	3.4	—	3.7
Other	10.9	31.7	10.2	2.0	54.8
Total sales to unaffiliated customers	152.9	236.3	139.0	2.0	530.2
Provision for loan losses	20.8	23.2	8.1	—	52.1
Depreciation and amortization	4.2	5.9	5.4	1.4	16.9
Interest expense, net	—	16.5	6.6	20.6	43.7
Unrealized foreign exchange gain	—	—	(5.5)	—	(5.5)
Provision for litigation settlements	—	57.5	—	0.4	57.9
Loss on store closings	6.5	3.0	0.2	0.6	10.3
Other expense (income), net	0.4	(3.3)	(1.9)	—	(4.8)
(Loss) income before income taxes	(11.8)	0.8	36.4	(17.2)	8.2
Income tax provision (benefit)	10.0	—	9.9	(4.9)	15.0

19. Segment Information (continued)

	United States Retail	Canada	Europe	Other	Total
			(In millions)		
2010					
Total assets	$255.4	$516.0	$288.6	$154.6	$1,214.6
Goodwill and other intangibles, net	206.1	182.1	105.9	114.9	609.0
Sales to unaffiliated customers:					
Consumer lending	65.7	147.9	105.9	—	319.5
Check cashing	46.5	69.4	33.6	—	149.5
Pawn service fees and sales	—	—	19.9	—	19.9
Money transfer fees	4.9	16.4	6.2	—	27.5
Gold sales	0.4	11.9	30.7	—	43.0
Other	10.3	31.2	17.2	15.2	73.9
Total sales to unaffiliated customers	127.8	276.8	213.5	15.2	633.3
Provision for loan losses	10.5	15.8	19.6	—	45.9
Depreciation and amortization	3.8	6.7	6.5	4.6	21.6
Interest expense, net	—	47.9	4.2	16.8	68.9
Loss on extinguishment of debt	—	3.6	4.7	1.2	9.5
Unrealized foreign exchange loss (gain)	—	2.2	8.0	(0.1)	10.1
Loss on derivatives not designated as hedges	—	12.9	—	—	12.9
Provision for litigation settlements	—	22.7	—	6.4	29.1
Loss on store closings	1.5	0.9	—	0.9	3.3
Other (income) expense, net	—	(0.9)	1.0	2.1	2.2
Income (loss) before income taxes	2.9	3.7	32.8	(23.2)	16.2
Income tax provision (benefit)	16.3	5.2	10.2	(10.3)	21.4

19. Segment Information (continued)

	United States Retail	Canada	Europe	Other	Total
			(In millions)		
2011					
Total assets	$261.7	$466.9	$792.1	$142.1	$1,662.8
Goodwill and other intangibles, net	206.0	235.1	383.4	107.5	932.0
Sales to unaffiliated customers:					
Consumer lending	61.6	170.7	196.9	—	429.2
Check cashing	41.1	73.4	29.6	—	144.1
Pawn service fees and sales	—	—	48.0	—	48.0
Money transfer fees	4.8	19.2	8.1	—	32.1
Gold sales	2.5	14.7	29.3	—	46.5
Other	12.2	32.6	22.0	21.7	88.5
Total sales to unaffiliated customers	122.2	310.6	333.9	21.7	788.4
Provision for loan losses	7.4	19.8	46.4	—	73.6
Depreciation and amortization	2.6	7.7	12.7	8.4	31.4
Interest expense, net	—	65.2	8.2	17.4	90.8
Unrealized foreign exchange (gain) loss	—	(51.7)	2.0	2.7	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	39.3
(Proceeds from) provision for litigation settlements	—	(3.9)	—	0.2	(3.7)
Loss (gain) on store closings	0.4	0.5	0.1	(0.1)	0.9
Other (income) expense, net	(0.8)	(2.3)	7.0	1.9	5.8
Income (loss) before income taxes	11.2	59.8	53.3	(21.9)	102.4
Income tax provision	5.7	13.4	17.9	0.1	37.1

20. Subsidiary Guarantor Financial Information

National Money Mart Company's payment obligations under its 10.375% Senior Notes due 2016 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by DFC and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries (the "Guarantors").

The Guarantees of the 2016 Notes will:

- be senior unsecured obligations of the applicable Guarantor;
- rank equal in right or payment with existing and future unsubordinated indebtedness of the applicable Guarantor;
- rank senior in right of payment to all existing and future subordinated indebtedness of the applicable Guarantor; and
- be effectively junior to an indebtedness of such Guarantor, including indebtedness under the Company's Global Revolving Credit Facility, which is secured by assets of such Guarantor to the extent of the value of the assets securing such Indebtedness.

Separate financial statements of each subsidiary Guarantor have not been presented because they are not required by securities laws and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2011 and June 30, 2010

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20. Subsidiary Guarantor Financial Information (continued)

and the condensed consolidating statements of operations and cash flows for the years ended June 30, 2011, 2010 and 2009 of DFC Global Corp., National Money Mart Company, the combined Guarantors, the combined Non-Guarantors and the consolidated Company.

Consolidating Condensed Statements Of Operations
Twelve Months ended June 30, 2009

	DFC Global Corp.	National Money Mart	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
				(In millions)		
Revenues:						
Consumer lending	$ —	$121.5	$ 79.6	$ 65.4	$ —	$266.5
Check cashing	—	67.8	56.4	40.4	—	164.6
Other	—	47.0	16.9	35.2	—	99.1
Total revenues	—	236.3	152.9	141.0	—	530.2
Operating expenses:						
Salaries and benefits	—	51.7	58.6	35.4	—	145.7
Provision for loan losses	—	23.2	20.8	8.1	—	52.1
Occupancy	—	14.5	16.3	11.0	—	41.8
Depreciation	—	4.7	4.2	4.2	—	13.1
Other	—	37.9	29.9	27.9	—	95.7
Total operating expenses	—	132.0	129.8	86.6	—	348.4
Operating margin	—	104.3	23.1	54.4	—	181.8
Corporate and other expenses:						
Corporate expenses	—	16.3	39.5	12.4	—	68.2
Intercompany charges	(5.3)	7.4	(8.8)	6.7	—	—
Other depreciation and amortization	—	1.2	1.2	1.4	—	3.8
Interest expense, net	15.5	16.5	5.1	6.6	—	43.7
Unrealized foreign exchange gain	—	—	—	(5.5)	—	(5.5)
Provision for litigation settlements	—	57.5	0.3	0.1	—	57.9
Loss on store closings	—	3.0	6.9	0.4	—	10.3
Other income, net	—	(1.8)	(1.7)	(1.3)	—	(4.8)
(Loss) income before income taxes	(10.2)	4.2	(19.4)	33.6	—	8.2
Income tax provision	—	—	5.1	9.9	—	15.0
Net (loss) income	(10.2)	4.2	(24.5)	23.7	—	(6.8)
Equity in net (loss) income of subsidiaries:						
National Money Mart Company	4.2	—	—	—	(4.2)	—
Guarantors	(24.5)	—	—	—	24.5	—
Non-guarantors	23.7	—	—	—	(23.7)	—
Net (loss) income attributable to DFC Global Corp.	$ (6.8)	$ 4.2	$(24.5)	$ 23.7	$ (3.4)	$ (6.8)

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2009

	DFC Global Corp.	National Money Mart	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
				(In millions)		
Cash flows from operating activities:						
Net (loss) income	$(6.8)	4.2	(24.5)	23.7	(3.4)	$ (6.8)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Undistributed income of subsidiaries	(3.4)	—	—	—	3.4	—
Depreciation and amortization	0.9	7.1	5.9	6.0		19.9
Provision for loan losses	—	23.2	20.8	8.1	—	52.1
Non-cash stock compensation	6.4	—	—	—	—	6.4
Losses on disposal of fixed assets	—	1.2	1.7	0.3	—	3.2
Unrealized foreign exchange gain	—	—	—	(5.5)	—	(5.5)
Deferred tax (benefit) provision	—	(15.2)	4.9	(0.2)	—	(10.5)
Accretion of debt discount and deferred issuance costs	8.9	—	—	—	—	8.9
Change in assets and liabilities (net of effect of acquisitions):						
Increase in loans and other receivables	—	(16.1)	(14.7)	(13.5)	—	(44.3)
(Increase) decrease in prepaid expenses and other	—	(13.5)	(1.4)	(12.1)	21.4	(5.6)
Provision for litigation settlements	—	49.2	—	—	—	49.2
(Decrease) increase in accounts payable, accrued expenses and other liabilities	—	(17.0)	21.9	8.7	(21.4)	(7.8)
Net cash provided by operating activities	6.0	23.1	14.6	15.5	—	59.2
Cash flows from investing activities:						
Acquisitions, net of cash acquired	—	(0.1)	(0.1)	(26.0)	—	(26.2)
Additions to property and equipment	—	(2.9)	(3.8)	(9.1)	—	(15.8)
Net (increase) decrease in due from affiliates	(2.0)	13.0	(30.4)	19.4	—	—
Net cash (used in) provided by investing activities	(2.0)	10.0	(34.3)	(15.7)	—	(42.0)
Cash flows from financing activities:						
Proceeds from termination of cross currency swaps	—	—	—	14.4	—	14.4
Proceeds from the exercise of stock options	3.3	—	—	—	—	3.3
Purchase of company stock	(7.5)	—	—	—	—	(7.5)
Other debt payments	—	(2.9)	—	(0.7)	—	(3.6)
Net increase in revolving credit facilities	—	—	—	(3.8)	—	(3.8)
Payment of debt issuance and other costs	—	—	(0.1)	—	—	(0.1)
Net cash (used in) provided by financing activities	(4.2)	(2.9)	(0.1)	9.9	—	2.7
Effect of exchange rate changes on cash and cash equivalents	—	(11.2)	—	(8.8)	—	(20.0)
Net (decrease) increase in cash and cash equivalents	(0.2)	19.0	(19.8)	0.9	—	(0.1)
Cash and cash equivalents balance-beginning of period	0.3	119.4	50.1	39.9	—	209.7
Cash and cash equivalents balance-end of period	$ 0.1	$138.4	$ 30.3	$ 40.8	$ —	$209.6

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2010

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Current Assets						
Cash and cash equivalents	$ 5.4	$218.6	$ 18.3	$ 49.0	$ —	$ 291.3
Consumer loans, net	—	29.8	20.9	50.2	—	100.9
Pawn loans	—	—	—	35.5	—	35.5
Loans in default, net	—	6.1	0.6	2.6	—	9.3
Other receivables	0.4	9.8	1.8	6.8	(1.7)	17.1
Prepaid expenses and other current assets	—	7.5	3.6	18.6	(2.9)	26.8
Total current assets	5.8	271.8	45.2	162.7	(4.6)	480.9
Deferred tax asset, net of valuation allowance	—	22.5	—	0.1	—	22.6
Intercompany receivables	253.0	41.6	—	—	(294.6)	—
Property and equipment, net	—	27.5	14.4	25.6	—	67.5
Goodwill and other intangibles	—	182.1	206.6	220.3	—	609.0
Debt issuance costs, net	1.5	14.7	2.4	0.1	—	18.7
Investment in subsidiaries	82.4	285.9	103.1	—	(471.4)	—
Other	—	0.7	12.2	3.0	—	15.9
Total Assets	$342.7	$846.8	$383.9	$411.8	$(770.6)	$1,214.6
Current Liabilities						
Accounts payable	$ 0.3	$ 14.2	$ 11.8	$ 18.5	$ —	$ 44.8
Income taxes payable	—	—	1.0	6.9	(1.7)	6.2
Accrued expenses and other liabilities	0.9	50.3	27.8	15.4	(1.8)	92.6
Debt due within one year	—	—	—	3.3	—	3.3
Current deferred tax liability	—	—	—	0.3	—	0.3
Total current liabilities	1.2	64.5	40.6	44.4	(3.5)	147.2
Fair value of derivatives	—	47.4	—	—	—	47.4
Long-term deferred tax liability	—	6.7	17.3	—	—	24.0
Long-term debt	123.2	596.7	—	5.4	—	725.3
Intercompany payables	—	—	232.5	62.2	(294.7)	—
Other non-current liabilities	—	40.6	10.0	1.8	—	52.4
Total liabilities	124.4	755.9	300.4	113.8	(298.2)	996.3
Total DFC Global Corp. stockholders' equity	218.3	90.9	83.5	298.0	(472.4)	218.3
Total stockholders' equity	218.3	90.9	83.5	298.0	(472.4)	218.3
Total Liabilities and Stockholders' Equity	$342.7	$846.8	$383.9	$411.8	$(770.6)	$1,214.6

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Twelve Months ended June 30, 2010

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Revenues:						
Consumer lending	$ —	$147.9	$ 65.7	$105.9	$ —	$319.5
Check cashing	—	69.4	46.5	33.6	—	149.5
Other	—	59.5	15.6	89.2	—	164.3
Total revenues	—	276.8	127.8	228.7	—	633.3
Operating expenses:						
Salaries and benefits	—	58.1	49.3	46.6	—	154.0
Provision for loan losses	—	15.8	10.6	19.5	—	45.9
Occupancy	—	16.1	14.0	13.2	—	43.3
Depreciation	—	5.4	3.7	5.2	—	14.3
Other	—	46.3	23.2	60.0	—	129.5
Total operating expenses	—	141.7	100.8	144.5	—	387.0
Operating margin	—	135.1	27.0	84.2	—	246.3
Corporate and other expenses:						
Corporate expenses	—	20.8	50.3	15.7	—	86.8
Intercompany charges	—	20.0	(30.3)	10.3	—	—
Other depreciation and amortization	—	1.3	1.4	4.6	—	7.3
Interest expense, net	15.1	47.9	1.8	4.1	—	68.9
Loss on extinguishment of debt	0.5	3.6	0.7	4.7	—	9.5
Unrealized foreign exchange loss (gain)	—	2.2	(0.1)	8.0	—	10.1
Loss on derivatives not designated as hedges	—	12.9	—	—	—	12.9
Provision for litigation settlements	—	22.7	6.4	—	—	29.1
Loss on store closings	—	0.9	1.5	0.9	—	3.3
Other expense (income), net	—	0.6	(139.1)	0.7	140.0	2.2
(Loss) income before income taxes	(15.6)	2.2	134.4	35.2	(140.0)	16.2
Income tax (benefit) provision	(0.3)	5.1	6.3	10.3	—	21.4
Net (loss) income	(15.3)	(2.9)	128.1	24.9	(140.0)	(5.2)
Less: Net loss attributable to non-controlling interests	—	—	—	(0.3)	—	(0.3)
Equity in net (loss) income of subsidiaries:						
National Money Mart Company	(2.9)	—	—	—	2.9	—
Guarantors	128.1	—	—	—	(128.1)	—
Non-guarantors	25.2	—	—	—	(25.2)	—
Net (loss) income attributable to DFC Global Corp.	$135.1	$ (2.9)	$ 128.1	$ 25.2	$(290.4)	$ (4.9)

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Twelve Months Ended June 30, 2010

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Cash flows from operating activities:						
Net income	$ 135.1	$ (2.9)	$ 128.1	$ 24.9	$(290.4)	$ (5.2)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Undistributed income of subsidiaries	(150.4)	—	—	—	150.4	—
Depreciation and amortization	0.6	8.6	5.9	9.9	—	25.0
Loss on extinguishment of debt	0.5	3.6	0.7	4.7		9.5
Change in fair value of derivatives not designated as hedges	—	3.6	—	—		3.6
Provision for loan losses	—	15.8	10.5	19.6	—	45.9
Non-cash stock compensation	5.8	—	—	—	—	5.8
Losses on disposal of fixed assets	—	0.3	0.8	0.1	—	1.2
Unrealized foreign exchange (gain) loss	—	1.9	(0.1)	8.1	—	9.9
Deferred tax provision	—	0.1	5.2	(4.6)	—	0.7
Accretion of debt discount and deferred issuance costs	8.9	3.6	0.1	0.8	—	13.4
Change in assets and liabilities (net of effect of acquisitions):						
(Increase) in loans and other receivables	—	(20.2)	(9.9)	(36.9)	0.3	(66.7)
Decrease (increase) in prepaid expenses and other	—	10.6	(2.2)	6.5	(18.5)	(3.6)
Provision for litigation settlements		19.8	—	4.8		24.6
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1.2	4.4	(7.8)	6.6	18.2	22.6
Net cash provided by (used in) operating activities	1.7	49.2	131.3	44.5	(140.0)	86.7
Cash flows from investing activities:						
Acquisitions, net cash acquired	—	—	(0.3)	(154.7)	—	(155.0)
Additions to property and equipment	—	(7.4)	(6.7)	(15.3)	—	(29.4)
Net decrease (increase) in due from affiliates	36.3	(270.6)	(134.5)	228.8	140.0	—
Net cash provided by (used in) investing activities	36.3	(278.0)	(141.5)	58.8	140.0	(184.4)
Cash flows from financing activities:						
Proceeds from sale of 10.375% Senior Notes due 2016	—	596.4	—	—	—	596.4
Proceeds from exercise of stock options	1.5	—	—	—	—	1.5
Repayment of term loan notes	—	(286.7)	—	(82.5)	—	(369.2)
Other debt payments	—	—	—	(7.0)	—	(7.0)
Repurchase of convertible debt	(32.0)	—	—	—	—	(32.0)
Payment of debt issuance and other costs	(2.2)	(15.8)	(1.8)	(0.1)	—	(19.9)
Net cash (used in) provided by financing activities	(32.7)	293.9	(1.8)	(89.6)	—	169.8
Effect of exchange rate changes on cash and cash equivalents	—	15.1	—	(5.5)	—	9.6
Net increase (decrease) in cash and cash equivalents	5.3	80.2	(12.0)	8.2	—	81.7
Cash and cash equivalents balance-beginning of period	0.1	138.4	30.3	40.8	—	209.6
Cash and cash equivalents balance-end of period	$ 5.4	$ 218.6	$ 18.3	$ 49.0	$ —	$ 291.3

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2011

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Current Assets						
Cash and cash equivalents	$ —	$ 95.2	$ 23.2	$ 70.6	$ —	$ 189.0
Consumer loans, net	—	35.7	23.2	103.0	—	161.9
Pawn loans, net	—	0.1	—	136.1	—	136.2
Loans in default, net	—	5.0	0.1	8.7	—	13.8
Other receivables	0.3	16.6	3.7	10.6	—	31.2
Prepaid expenses and other current assets	—	6.0	6.6	25.9	—	38.5
Total current assets	0.3	158.6	56.8	354.9	—	570.6
Deferred tax asset, net of valuation allowance	—	20.2	—	1.1	—	21.3
Intercompany receivables	392.7	148.0	—	—	(540.7)	—
Property and equipment, net	—	32.6	16.4	51.0	—	100.0
Goodwill and other intangibles	—	235.1	313.5	383.4	—	932.0
Debt issuance costs, net	1.1	16.0	1.6	2.3	—	21.0
Investment in subsidiaries	166.8	302.0	56.3	—	(525.1)	—
Other	—	0.7	17.1	0.1	—	17.9
Total Assets	$560.9	$913.2	$461.7	$792.8	$(1,065.8)	$1,662.8
Current Liabilities						
Accounts payable	$ 0.6	$ 16.0	$ 12.8	$ 31.7	$ —	$ 61.1
Income taxes payable	—	0.5	1.3	11.9	—	13.7
Accrued expenses and other liabilities	0.9	32.7	26.2	38.6	—	98.4
Debt due within one year	—	—	6.5	89.2	—	95.7
Total current liabilities	1.5	49.2	46.8	171.4	—	268.9
Fair value of derivatives	—	73.8	—	0.1	—	73.9
Long-term deferred tax liability	—	14.3	23.0	16.5	—	53.8
Long-term debt	131.6	597.0	—	46.6	—	775.2
Intercompany payables	—	—	214.0	326.7	(540.7)	—
Other non-current liabilities	—	38.8	18.3	7.3	—	64.4
Total liabilities	133.1	773.1	302.1	568.6	(540.7)	1,236.2
Total DFC Global Corp. stockholders' equity	427.8	140.1	159.6	224.7	(525.1)	427.1
Non-controlling interest	—	—	—	(0.5)	—	(0.5)
Total stockholders' equity	427.8	140.1	159.6	224.2	(525.1)	426.6
Total Liabilities and Stockholders' Equity	$560.9	$913.2	$461.7	$792.8	$(1,065.8)	$1,662.8

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Twelve Months ended June 30, 2011

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Revenues:						
Consumer lending	$ —	$170.7	$ 61.6	$196.9	$ —	$429.2
Check cashing	—	73.4	41.1	29.6	—	144.1
Other	—	66.5	41.2	107.4	—	215.1
Total revenues	—	310.6	143.9	333.9	—	788.4
Operating expenses:						
Salaries and benefits	—	63.1	50.3	66.5	—	179.9
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Occupancy	—	18.3	13.1	19.6	—	51.0
Purchased gold costs		8.8	1.5	20.7		31.0
Depreciation	—	6.0	2.8	8.0	—	16.8
Other	—	40.7	24.7	63.5	—	128.9
Total operating expenses	—	156.8	99.7	224.7	—	481.2
Operating margin	—	153.8	44.2	109.2	—	307.2
Corporate and other expenses:						
Corporate expenses	—	23.3	61.6	19.2	—	104.1
Intercompany charges	—	21.9	(36.9)	15.0	—	—
Other depreciation and amortization	—	1.7	8.2	4.7	—	14.6
Interest expense, net	13.7	65.1	3.8	8.2	—	90.8
Unrealized foreign exchange (gain) loss	—	(51.7)	2.7	2.0	—	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	—	39.3
(Proceeds from) provision for litigation settlements	—	(3.9)	0.2	—	—	(3.7)
Loss on store closings	—	0.5	0.3	0.1	—	0.9
Other expense (income), net	—	0.2	(1.3)	6.9	—	5.8
(Loss) income before income taxes	(13.7)	57.4	5.6	53.1	—	102.4
Income tax provision	—	13.4	5.8	17.9	—	37.1
Net (loss) income	(13.7)	44.0	(0.2)	35.2	—	65.3
Less: Net loss attributable to non-controlling interests	—	—	—	(0.5)	—	(0.5)
Equity in net income (loss) of subsidiaries:						
National Money Mart Company	44.0	—	—	—	(44.0)	—
Guarantors	(0.2)	—	—	—	0.2	—
Non-guarantors	35.7	—	—	—	(35.7)	—
Net income (loss) attributable to DFC Global Corp.	$ 65.8	$ 44.0	$ (0.2)	$ 35.7	$(79.5)	$ 65.8

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Twelve Months Ended June 30, 2011

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In millions)			
Cash flows from operating activities:						
Net income (loss)	$ 65.8	$ 44.0	$ (0.2)	$ 35.2	$(79.5)	$ 65.3
Adjustments to reconcile net income to net cash provided by operating activities:						
Undistributed income of subsidiaries	(79.5)	—	—	—	79.5	—
Depreciation and amortization	0.4	10.5	11.9	12.7	—	35.5
Change in fair value of derivative not designated as a hedge	—	20.7	—	—	—	20.7
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Non-cash stock compensation	4.6	—	—	—	—	4.6
Losses (gains) on disposal of fixed assets	—	0.3	(0.2)	—	—	0.1
Unrealized foreign exchange (gain) loss	—	(52.0)	—	4.6	—	(47.4)
Deferred tax provision	—	9.3	5.8	0.1	—	15.2
Accretion of debt discount and deferred issuance costs	8.4	6.9	—	—	—	15.3
Change in assets and liabilities (net of effect of acquisitions):						
Increase in loans and other receivables	—	(21.2)	(8.8)	(91.9)	—	(121.9)
Decrease (increase) in prepaid expenses and other	—	0.3	(2.9)	(5.8)	—	(8.4)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1.0	(30.8)	3.2	(9.1)	—	(35.7)
Net cash provided by operating activities	0.7	7.9	16.1	(7.8)	—	16.9
Cash flows from investing activities:						
Acquisitions, net of cash acquired	—	(36.3)	1.4	(254.3)	—	(289.2)
Additions to property and equipment	—	(8.1)	(6.8)	(26.5)	—	(41.4)
Net (increase) decrease in due from affiliates	(139.7)	(100.2)	(12.3)	252.2	—	—
Net cash used in investing activities	(139.7)	(144.6)	(17.7)	(28.6)	—	(330.6)
Cash flows from financing activities:						
Proceeds from the exercise of stock options	3.2	—	—	—	—	3.2
Proceeds from offering of common stock, net	130.2	—	—	—	—	130.2
Net increase in revolving credit facilities	—	—	6.5	59.5	—	66.0
Payment of debt issuance and other costs	0.2	(2.8)	—	(2.4)	—	(5.0)
Net cash provided by (used in) financing activities	133.6	(2.8)	6.5	57.1	—	194.4
Effect of exchange rate changes on cash and cash equivalents	—	16.1	—	0.9	—	17.0
Net (decrease) increase in cash and cash equivalents	(5.4)	(123.4)	4.9	21.6	—	(102.3)
Cash and cash equivalents balance-beginning of period	5.4	218.6	18.3	49.0	—	291.3
Cash and cash equivalents balance-end of period	$ —	$ 95.2	$ 23.2	$ 70.6	$ —	$ 189.0

21. Unaudited Quarterly Operating Results

Summarized quarterly financial data for the fiscal years ended June 30, 2011 and 2010 are as follows:

	Three Months Ended				Year Ended
	September 30	December 31	March 31	June 30	June 30
	(Unaudited) (In millions except per share data)				
Fiscal 2011:					
Revenues	$174.2	$182.5	$197.8	$233.9	$788.4
Income before income taxes	$ 18.2	$ 30.3	$ 25.3	$ 28.6	$102.4
Net income attributable to DFC Global Corp.	$ 12.2	$ 20.0	$ 15.7	$ 17.9	$ 65.8
Basic earnings per share	$ 0.34	$ 0.55	$ 0.43	$ 0.42	$ 1.73
Diluted earnings per share	$ 0.33	$ 0.53	$ 0.41	$ 0.40	$ 1.66
Fiscal 2010:					
Revenues	$145.5	$160.7	$163.3	$163.8	$633.3
Income before income taxes	$ 13.4	$ 12.9	$(14.6)	$ 4.5	$ 16.2
Net income attributable to DFC Global Corp.	$ 5.3	$ 7.1	$(12.2)	$ (5.1)	$ (4.9)
Basic earnings per share	$ 0.15	$ 0.20	$(0.34)	$(0.14)	$(0.14)
Diluted earnings per share	$ 0.14	$ 0.19	$(0.34)	$(0.14)	$(0.14)

22. Subsequent Events

On July 6, 2011, the Company acquired Risicum Oyj ("Risicum"), the leading provider of Internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans predominately in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony-based loans in Sweden. The total purchase price of the transaction at closing was approximately $46.0 million.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance, Corporate Controller and Chief Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance, Corporate Controller and Chief Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance, Corporate Controller and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company acquired Sefina on December 31, 2010 and Purpose UK on April 1, 2011. These companies are included in our 2011 financial statements as of the dates of the acquisitions and accounted for 6.0% and 6.3% of net income, respectively, and 10.5% and 13.3% of consolidated total assets, respectively, of the Company for the year ended June 30, 2011. Because of the timing of the acquisitions, the internal controls over financial reporting of Sefina and Purpose UK were excluded from a formal evaluation of effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures. The Company is evaluating changes to processes, information technology systems and other components of internal controls over financial reporting as part of its ongoing integration activities.

Changes in Internal Control over Financial Reporting

(a) Management's Annual Report in Internal Control over Financial Reporting

Our management's annual report on internal control over financial reporting required by this Items is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(b) Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(c) Changes in Internal Control over Financial Reporting

DFC Global Corp.'s principal executive officer and principal financial officer have concluded that the Sefina and Purpose UK acquisitions created a material change to its internal control over financial reporting. Sefina and Purpose UK are significant subsidiaries for DFC Global Corp. that operated under their pre-acquisition internal control over financial reporting for the time from acquisition through June 30, 2011. DFC Global Corp. has expanded its consolidation and disclosure controls and procedures to include the acquired companies, and DFC Global Corp. continues to assess the current internal control over financial reporting at Sefina and Purpose UK.

Item 9B. *OTHER INFORMATION.*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors and Officers

We incorporate by reference the information required by this Item from the information set forth under the captions "Elections of Directors", "Executive Officers and Executive Compensation", "Other Information" and "Corporate Governance" in our definitive proxy statement for our 2011 annual meeting of stockholders, to be filed within 120 days after the end of the year covered by this Annual Report on Form 10-K, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("the 2011 Proxy Statement").

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The Code of Business Conduct and Ethics (the "Code") is publicly available on our website at http://www.dfcglobalcorp.com/ethics.asp. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

We incorporate by reference the information required by this Item from the information set forth under the caption "Securities Ownership" in our 2011 Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required by this Item with respect to security ownership or certain beneficial owners and management will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

Securities Authorized For Issuance Under Equity Compensation Plans As of June 30, 2011:

The following table sets forth, as of June 30, 2011, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation Plans approved by Stockholders:			
Options	2,772,445	$11.28	6,830,820(a)
Restricted Shares/Restricted Stock Unit Awards	797,249	(b)	(a)
Equity compensation Plans not approved by Stockholders	—	—	—
Total	3,569,694	$11.28	6,830,820

(a) On November 11, 2010, DFC's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of DFC's common stock that may be issued

pursuant to Awards granted under the 2007 Plan is 10,500,000, after giving effect for DFC's three for two stock split for stockholders of record as of January 20, 2011; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by DFC to the award recipient.

(b) Not applicable

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We incorporate by reference the information required by this Item from the information set forth under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" in our 2011 Proxy Statement.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

We incorporate by reference the information required by this Item from the information set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in our 2011 Proxy Statement.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Documents Filed as Part of this Report.

(1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report on Form 10-K are listed in Item 8 hereof. No additional financial statements are filed herein or are attached as exhibits hereto.

(2) Financial Statement Schedules. All financial statement schedules have been omitted here because they are not applicable, not required or the information is shown in the financial statements or related notes.

(3) Exhibits.

Exhibit No.	Description of Document
2.1	Asset Purchase Agreement, by and among CCS Financial Services, Inc., Allen Eager, the Allen Eager Revocable Trust, Paul P. Hauser, Barry E. Hershman, and the Barry E. Hershman Revocable Trust and Check Mart of Florida, Inc., dated October 11, 2007(8)
2.2	Purchase Agreement dated as of October 28, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(17)
2.3	Amendment to Purchase Agreement dated as of December 23, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(18)
2.4	Stock Purchase Agreement dated December 2, 2010 between NSF Nordic Special Finance AB and Dollar Financial U.K. Limited(23)
2.5	Share Purchase Agreement dated December 31, 2010 among Dollar Financial U.K. Limited, Dollar Financial Corp., CCRT International Holdings B.V. and CompuCredit Holdings Corporation(26)
3.1(a)#	Amended and Restated Certificate of Incorporation of DFC Global Corp. (formerly Dollar Financial Corp.), as amended
3.1(b)#	Amended and Restated Bylaws of DFC Global Corp. (formerly known as Dollar Financial Corp.), as amended
4.1	Indenture dated June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027(5)
4.2	Registration Rights Agreement dated June 27, 2007 by and among Dollar Financial Corp. and Wachovia Capital Markets, LLC and Bear, Sterns & Co. Inc., as representatives of the initial purchasers(5)
4.3	Indenture dated December 23, 2009, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028(18)
4.4	Indenture dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and U.S. Bank National Association, as trustee, governing the terms of the 10.375% Senior Notes due 2016(18)
4.5	Registration Rights Agreement dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the initial purchasers(18)
4.6	Supplemental Indenture dated December 2, 2010 among DFG Acquisition Services, Inc. Military Financial Services, LLC, Dealers' Financial Services, LLC and U.S. Bank National Association, as trustee(24)
4.7	Guarantee dated December 2, 2010 executed by DFG Acquisition Services, Inc. Military Financial Services, LLC and Dealers' Financial Services, LLC(24)
4.8	Supplemental Indenture dated February 25, 2011 between Dollar Financial U.S., Inc. and U.S. Bank National Association, as trustee(27)
4.9	Guarantee dated February 25, 2011 executed by Dollar Financial U.S., Inc.(27)

Exhibit No.	Description of Document
10.1	Second Amended and Restated Credit Agreement dated as of March 3, 2011 among Dollar Financial Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited and Instant Cash Loans Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent and as Security Trustee, and a syndicate of lenders(25)
10.2	Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P. Bridge Street Fund 1998, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain signatories thereto and DFG Holdings, Inc.(1)
10.3	Amendment No. 2 to Second Amended and Restated Stockholders Agreement, dated as of April 14, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and Jeffrey Weiss(2)
10.4	Amendment No. 3 to Second Amended and Restated Stockholders Agreement, dated as of July 6, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., and Jeffrey Weiss(3)
10.5	Form of Director Indemnification Agreement(2)
10.6*	Employment Agreement, dated as of October 30, 2009, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Jeffrey Weiss(15)
10.7*	Amended and Restated Employment Agreement by and among Norman Miller, the Company and Dollar Financial Group, Inc., dated as of May 14, 2008(10)
10.8*	Amended and Restated Employment Agreement by and among Randy Underwood, the Company and Dollar Financial Group, Inc., dated as of May 17, 2010(20)
10.9*	Employment Agreement by and between National Money Mart and Sydney Franchuk dated March 18, 2009(13)
10.10*	Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(6)
10.11*	Form of Stock Option Agreement for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.12*	Form of Stock Option Grant Notice for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.13*	Canadian Form of Restricted Stock Unit Award Agreement under the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(9)
10.14*	Form of Restricted Stock Grant Document for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(14)
10.15*	Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan (International Grantee)(14)
10.16*	Dollar Financial Corp. 2007 Equity Incentive Plan, as amended(28)
10.17*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan
10.18*#	Form of Stock Option Agreement for 2007 Equity Incentive Plan
10.19*#	Form of Stock Option Grant Notice for 2007 Equity Incentive Plan
10.20*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan (International Grantee)(12)
10.21*	Form of Restricted Stock Grant Document for the 2007 Stock Incentive Plan(14)
10.22*	Dollar Financial Corp. Amended and Restated Deferred Compensation Plan effective as of January 1, 2009(11)

Exhibit No.	Description of Document
10.23*	Dollar Financial Corp. Amended and Restated Supplemental Executive Conditional Deferred Award Plan for U.K. Participants(11)
10.24*	Dollar Financial Corp. Supplemental Executive Deferred Award Plan for Canadian Participants(7)
10.25*#	DFC Global Corp. Executive and Key Managment Bonus Program(22)
10.26*#	DFC Global Corp. Long Term Incentive Compensation Program
10.27	Detailed Settlement Agreement by and among Kenneth Smith, as Estate Trustee of the last Will and Testament of Margaret Smith, deceased, and Ronald Adrien Oriet, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants, dated November 6, 2009(16)
10.28	Settlement Agreement effective as of March 4, 2010 and executed as of May 6, 2010 by and among Kurt MacKinnan and Louise Parsons, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants(19)
21.1#	Subsidiaries of DFC Global Corp.
23.1#	Consent of Ernst & Young LLP
31.1#	Certification of Chief Executive Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
32.1#	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 23, 2003 (File No. 333-111473)

(2) Incorporated by reference to the Registration Statement on Form S-1/A filed by Dollar Financial Corp. on June 3, 2004 (File No. 333-113570)

(3) Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on July 16, 2004 (File No. 333-113570)

(4) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 11, 2005 (File No. 000-50866)

(5) Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)

(6) Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 5, 2007 (File No. 000-50866)

(7) Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 17, 2007 (File No. 000-50866)

(8) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2007 (File No. 000-50866)

(9) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 9, 2008 (File No. 000-50866)

(10) Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on May 15, 2008 (File No. 000-50866)

(11) Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 29, 2008 (File No. 000-50866)

Exhibit No.	Description of Document
(12)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 5, 2008 (File No. 000-50866)
(13)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on March 20, 2009 (File No. 000-50866)
(14)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Corp. on September 3, 2009 (File No. 000-50866)
(15)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on November 2, 2009 (File No. 000-50866)
(16)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2009 (File No. 000-50866)
(17)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 2, 2009 (File No. 000-50866)
(18)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)
(19)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2010 (File No. 000-50866)
(20)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on May 18, 2010 (File No. 000-50866)
(21)	Incorporated by reference to the Registration Statement on Form S-4/A filed by National Money Mart Company and Dollar Financial Corp. on May 21, 2010 (File No. 333-165617)
(22)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Corp. on August 31, 2010 (File No. 000-50866)
(23)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on January 5, 2011 (File No. 000-50866)
(24)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 9, 2011 (File No. 000-50866)
(25)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on March 9, 2011 (File No. 000-50866)
(26)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on April 5, 2011 (File No. 000-50866)
(27)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2011 (File No. 000-50866)
(28)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2011 (File No. 000-50866)

---

* Management contracts and compensatory plans and arrangements

Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DFC GLOBAL CORP.

By: /s/ RANDY UNDERWOOD

Randy Underwood
Executive Vice President and Chief Financial Officer (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY A. WEISS **Jeffrey A. Weiss**	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	August 29, 2011
/s/ RANDY UNDERWOOD **Randy Underwood**	Executive Vice President and Chief Financial Officer (principal financial officer)	August 29, 2011
/s/ WILLIAM M. ATHAS **William M. Athas**	Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller (principal accounting officer)	August 29, 2011
/s/ DAVID JESSICK **David Jessick**	Director	August 29, 2011
/s/ KENNETH SCHWENKE **Kenneth Schwenke**	Director	August 29, 2011
/s/ CLIVE KAHN **Clive Kahn**	Director	August 29, 2011
/s/ JOHN GAVIN **John Gavin**	Director	August 29, 2011
/s/ RON MCLAUGHLIN **Ron McLaughlin**	Director	August 29, 2011
/s/ MICHAEL KOOPER **Michael Kooper**	Director	August 29, 2011

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of DFC Global Corp. (formerly Dollar Financial Corp.) of our reports dated August 29, 2011, with respect to the Consolidated Financial Statements of DFC Global Corp., and the effectiveness of internal control over financial reporting of DFC Global Corp., included in this Annual Report (Form 10-K) for the year ended June 30, 2011.

(1) Registration Statement (Form S-8 Nos. 333-172294 and 333-147495) pertaining to the Dollar Financial Corp. 2007 Equity Incentive Plan, as amended;

(2) Registration Statement (Form S-8 No. 333-134262) pertaining to the Dollar Financial Corp. Amended and Restated Deferred Compensation Plan;

(3) Registration Statement (Form S-8 No. 333-123320) pertaining to the Dollar Financial Corp. 1999 Stock Incentive Plan and Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan;

(4) Registration Statement (Form S-3 Nos. 333-139580, 333-146205 and 333-164097) of Dollar Financial Corp.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2011

Exhibit 31.1

CERTIFICATION

I, Jeffrey A. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey A. Weiss

Jeffery A. Weiss
Chief Executive Officer

August 29, 2011

Exhibit 31.2

CERTIFICATION

I, Randy Underwood, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2011

Exhibit 31.3

CERTIFICATION

I, William Athas, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2011

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

August 29, 2011

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2011

Exhibit 32.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2011

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Our Worldwide Locations



Canada
477 Locations



United States
312 Locations



Sweden
16 Locations



Finland
12 Locations



United Kingdom and
Republic of Ireland
449 Locations



Poland
In-Home Lending in 10 Territories
and 4 Retail Locations

In addition to the above, the Company also offers internet lending in the United Kingdom, Finland, Sweden and in the provinces of Ontario and Alberta, Canada.

Money Mart® Loan Mart® The Money Shop MoneyNow! Pieniądze od ręki mce Merchant Cash Express CCS Financial Services THE CHECK CASHING STORE

SUTTONS & ROBERTSONS FINE JEWELLERS & PAWNBROKERS SINCE 1770 optima Dealers' Financial Services, LLC PAYDAY express iKassa MEM CONSUMER FINANCE LTD

TURUN PANTTI HELSINGIN PANTTI TAMPEREEN PANTTI Sefina risicum okmoney


SUTTONS & ROBERTSONS
PAWNBROKERS OF DISTINCTION SINCE 1770
DISCREET AND TRUSTED
FOR OVER 200 YEARS
LOANS OF UP TO £1 MILLION

DFC GLOBAL CORP

DFC GLOBAL CORP
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400

www.dfcglobalcorp.com
NASDAQ: DLLR